As filed with the Securities and Exchange Commission on January 31, 2002	Registration No. 33-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

SOUTH ALABAMA BANCORPORATION, INC.
(Exact name of registrant as specified in its charter)

Alabama	6712	63-0909434
(State or other jurisdiction Identification No.)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer of incorporation or organization)

100 Saint Joseph Street
P. O. Box 3067
Mobile, Alabama 36652
(251) 431-7800
(Address, including zip code, and telephone number of registrant’s principal executive office)

F. MICHAEL JOHNSON
Secretary and Chief Financial Officer
100 Saint Joseph Street
P. O. Box 3067
Mobile, Alabama 36652
(251) 431-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
BROOKS P. MILLING Hand Arendall, L.L.C. 3000 AmSouth Bank Bldg. 107 Saint Francis Street Mobile, Alabama 36602 (251) 432-5511	CHET A. FENIMORE Jenkens & Gilchrist, P.C. 2200 One American Center 600 Congress Avenue Austin, Texas 78701-3248 (512) 499-3818

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement has become effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be Registered(2)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock (par value $0.01)	436,755 shares	Not Applicable	$ 2,247,000	$ 206.72

(1)	Determined pursuant to Rule 457(f)(2).
(2)	Estimated solely for the purpose of calculating the registration fee. The number of shares is subject to adjustment pursuant to the Merger Agreement, as described in the Registration Statement, and this Registration Statement covers such additional indeterminate number of shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[Gulf Coast Logo]	[South Alabama Logo]

Proxy Statement of Gulf Coast Community Bancshares, Inc.	Prospectus of South Alabama Bancorporation, Inc.

_______________________

          Gulf Coast Community Bancshares’ Board of Directors has unanimously approved a merger transaction in which Gulf Coast will merge into South Alabama Bancorporation. In the merger each share of Gulf Coast common stock you own will be converted into the number of shares of South Alabama common stock having an average aggregate market value prior to the effective time of the merger equal to $188.43, subject to adjustment if the price of South Alabama common stock immediately before the merger is less than $8.00 per share or more than $12.00 per share. This equates to an exchange ratio of ____ shares of South Alabama stock for each share of Gulf Coast stock based on the ____________, 2002, market price of South Alabama common stock.

          South Alabama’s stock price fluctuates, and we encourage you to get a current price quote. We expect Gulf Coast shareholders to own about _____% of South Alabama after the merger, but this percentage depends on the market price of South Alabama’s common stock and the book value of Gulf Coast’s common stock prior to the merger. The conversion of your shares of Gulf Coast common stock generally will not be taxable. South Alabama common stock is publicly traded on the Nasdaq Small Cap Stock Market under the symbol SABC.

          In order to complete this merger, Gulf Coast needs your approval. This document is being furnished to you as part of the solicitation of proxies by Gulf Coast’s Board of Directors for its use at a special meeting of shareholders of Gulf Coast. This meeting will be held at Wewahitchka State Bank, 125 North Highway 71, Wewahitchka, Florida 32465, at _______________ a.m. on________________, ____________________, 2002.

          Your Board of Directors believes that the merger is in the best interests of Gulf Coast and its shareholders and strongly encourages you to vote “FOR” the merger proposal. Gulf Coast’s financial advisor, T. Michael Tucker, C.P.A. has issued his opinion to the Gulf Coast Board of Directors that the amount of South Alabama common stock you will receive in the merger is fair from a financial point of view to the Gulf Coast shareholders.

          Your vote is important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To grant your proxy to vote your shares, you need to complete and return the enclosed proxy card. You may also cast your vote in person at the special meeting. If you do not vote, it will have the same effect as voting against the merger.

          The securities South Alabama is offering through this document (1) are not savings accounts or bank deposits, (2) are not obligations of a bank or savings association, and (3) are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement and prospectus. Any representation to the contrary is a criminal offense.

          This proxy statement and prospectus and the accompanying form of proxy are dated, and are first being mailed to shareholders on or about, _________, 2002. The information in this document is true on this date but may change in the future.

[logo/letterhead of Gulf Coast Community Bancshares, Inc.]

125 North Highway 71
Wewahitchka, Florida 32465
(850) 639-2222

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held _____________, 2002, at ____ .m.

            A special meeting of the shareholders of Gulf Coast Community Bancshares, Inc. will be held at the main offices of Wewahitchka State Bank, 125 North Highway 71, Wewahitchka, Florida at _____ a.m./p.m. (Central time) to consider the following proposal:

To approve the Agreement and Plan of Merger by and between South Alabama Bancorporation, Inc. and Gulf Coast Community Bancshares, Inc., dated as of  December 7, 2001,  pursuant to which Gulf Coast will merge with and into South Alabama, with South Alabama continuing as the surviving corporation.

            The plan of merger provides that you will receive whole shares of South Alabama common stock in exchange for the shares of Gulf Coast voting common stock held by you. According to the plan of merger, each share of Gulf Coast voting common stock will be converted into the number of shares of South Alabama common stock having an average aggregate market price prior to the effective time of the merger of $188.43 subject to adjustment if the price of South Alabama common stock is less than $8.00 or more than $12.00 per share. Cash will be paid for any fractional shares.

            The board of directors has fixed the close of business on ____________, 2002, as the record date for the determination of shareholders entitled to vote at the special meeting. The affirmative vote of the holders of a majority of the outstanding shares of Gulf Coast voting common stock is required to approve the plan of merger.

            If you wish to attend the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a recent brokerage statement or letter from the nominee confirming your beneficial ownership of the shares of common stock. You must also bring a form of personal identification. In order to vote your shares at the special meeting you must obtain from each nominee a proxy issued in your name.

            Under the Florida Business Corporation Act, if the merger is effected, Gulf Coast shareholders dissenting from the merger may be entitled, if they comply with the provisions of the Florida Business Corporation Act regarding the rights of dissenting shareholders, to be paid the fair value of their shares. These provisions are explained in detail in the attached proxy statement and prospectus. A copy of the dissenters’ rights provisions of the Florida Business Corporation Act (Sections 607.1301 through 607.1320) is also attached as Appendix C to the proxy statement and prospectus.

            Please read the attached proxy statement and prospectus, and the voting instructions on the proxy card, carefully, and then vote by promptly marking, signing, dating and returning the proxy card in the enclosed, self–addressed, stamped envelope so that the necessary quorum will be represented at the special meeting.

By Order of the Board of Directors, Jerald D. Gaskin Chairman and Chief Executive Officer
Wewahitchka, Florida _____________, 2002

Please do not send any share certificates at this time. If the merger is consummated, you will be sent instructions regarding your certificates.

TABLE OF CONTENTS

Page

QUESTIONS AND ANSWERS ABOUT THE MERGER	1

SUMMARY	3
What You Will Receive in the Merger	3
Market Prices of South Alabama and Gulf Coast Common Stock	4
We Expect The Merger to Be Essentially Tax Free	4
The Gulf Coast Board of Directors Recommends That You Vote For The Merger	4
The Basis of Our Recommendation	4
South Alabama Common Stock is Publicly Traded and Most of You Will Be Free to Trade it After the Merger Whereas Gulf Coast Common Stock is Not Publicly Traded	5
Your Rights as a Shareholder Will Change	5
You Have Dissenter’s Appraisal Rights	5
Why Your Approval is Requested at the Special Meeting on ___________________	5
Financial Interests of Officers and Directors in the Merger That May Be Different from Yours	6
South Alabama Acquires Wewahitchka State Bank in The Merger	6
Information About South Alabama and Gulf Coast	6
We Expect Gulf Coast Shareholders to Own _____% of South Alabama After the Merger	7
Things That May Prevent the Merger from Happening	7
Purchase Accounting Treatment	7
Selected Historical Financial Data of South Alabama	8
Comparative Per Share Data	9

INFORMATION REQUESTS	11

A WARNING ABOUT FORWARD-LOOKING STATEMENTS	11

THE SPECIAL MEETING	12
General	12
Record Date; Vote Required	12
Recommendation of Gulf Coast Board of Directors	13

THE MERGER	13
Terms of the Merger; Exchange Ratio	13
Background of the Merger	15
Gulf Coast’s Reasons For The Merger	17
South Alabama’s Reasons For The Merger	18
Opinion of Gulf Coast’s Financial Advisor	19
Effective Time of The Merger	24
Distribution of South Alabama Stock Certificates And Payment For Fractional Shares	24
Conditions to Consummation of The Merger	25
Regulatory Approvals	25
Waiver, Amendment and Termination of The Merger Agreement	26
Conduct of Business Pending The Merger	27

i

ii

LEGAL MATTERS	53

EXPERTS	54

SHAREHOLDER PROPOSALS	54

WHERE YOU CAN FIND MORE INFORMATION	54

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	54

Appendix A —	Agreement and Plan of Merger
Appendix B —	Opinion of T. Michael Tucker, C.P.A.
Appendix C —	Sections 607. 1301, 1302, and 1320 of the Florida Business Corporation Act Relating to Dissenters’ Rights

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why are the Companies proposing the merger?

A: The Boards of Directors of South Alabama and Gulf Coast have each carefully considered information concerning the financial condition and prospects of their company and of each other and have carefully considered the terms of the merger agreement. Gulf Coast’s Board of Directors believes that the merger will benefit Gulf Coast by providing access to greater capital resources and giving Wewahitchka State Bank the ability to provide more varied products and services to its customers. The merger will also result in Gulf Coast shareholders receiving publicly traded stock, which is more liquid and marketable than Gulf Coast’s common stock. South Alabama’s Board of Directors believes that a Florida franchise has strategic value to the company and believes that Wewahitchka State Bank will fit in well with South Alabama’s family of companies.

Q: What will I receive when the merger occurs?

A. Assuming the average market value of South Alabama common stock immediately prior to the merger is from $8.00 to $12.00, you will receive the number of shares of South Alabama common stock having an average market value equal to $188.43 for each share of Gulf Coast common stock you own. The number of South Alabama’s shares you will receive for each Gulf Coast share you own is referred to as the exchange ratio. The exchange ratio changes as the market price of South Alabama common stock changes. For a complete description of how the exchange ratio is calculated, see “Summary — What You Will Receive in the Merger” on page ____ and “The Merger -- Terms of the Merger; Exchange Ratio” on page _____.

Gulf Coast shareholders will be required to turn in their stock certificates and will be issued certificates representing the whole number of shares of South Alabama common stock which they receive in the merger. Cash reflecting the market value of a fractional share will be paid for fractional shares.

Q: What will the dividend be on the South Alabama common stock I receive in the merger?

A: South Alabama currently pays dividends at a rate of $.48 per share each year. The South Alabama Board of Directors determines its dividend policy and will continue to do so following the merger. We expect that the initial annualized dividend rate will be at least $.48 per share. Given an assumed exchange ratio of 19.378 shares of South Alabama common stock for each share of Gulf Coast common stock, the combined company’s dividend is expected to be approximately 2.65 times the dividend Gulf Coast shareholders received in January 2001.

Q: What are the federal income tax consequences of the merger?

A: In general, you will not be required to pay any federal income tax as a result of the merger, except for taxes on cash you receive instead of fractions of a share. The merger will also be tax free to Gulf Coast, South Alabama, and South Alabama shareholders for federal income tax purposes. There may, however, be tax consequences to shareholders of Gulf Coast who exercise dissenters’ rights of appraisal.

Q: Do I have appraisal rights?

A. Yes. Under Florida law, Gulf Coast shareholders have the right to dissent from the merger and receive cash in the amount of the appraised fair value of their Gulf Coast Common Stock.

Q: What do I need to do now?

A: Just indicate on your proxy card how you want your shares to be voted, then sign and mail it in the enclosed prepaid return envelope as soon as possible, so that your shares may be represented and voted at the special meeting to be held on _________________, 2002. We urge you to exercise your right to vote, and we unanimously recommend that you vote “FOR” the proposed merger.

In addition, shareholders of Gulf Coast are being asked to agree to terminate the Gulf Coast Shareholders’ Agreement, effective at the effective time of the merger. The Board believes that it is necessary to terminate the Shareholders’ Agreement in order to consummate the merger. If you agree to terminate the Shareholders’ Agreement, please execute the form provided for that purpose, and return the form to the Company in the envelope provided.

Q: Can I change my vote after I have mailed my signed proxy card?

A: Yes. There are three ways for you to revoke your proxy and change your vote:

· First, you may send a written notice to:

Gulf Coast Community Bancshares, Inc.
Post Office Box 100
Wewahitchka, Florida 32465

stating that you wish to revoke your proxy.

· Second, you may complete and submit a new proxy card. Gulf Coast will have extra proxy cards at its office. You may call Carolyn M. Husband at (850) 639-2222 to request an extra proxy card or you can write her at Gulf Coast.

· Third, you may vote in person at the special meeting.

No notice of revocation or later dated proxy, however, will be effective unless received at the offices of Gulf Coast at or prior to the special meeting.

Q: Should I send in my stock certificates now?

A: No. Shortly after the merger is completed, South Alabama will send you written instructions for exchanging your stock certificates for one or more South Alabama stock certificates.

Q: When do you expect the merger to be completed?

A: We expect the merger to be completed by ______________________, 2002. We are working towards completing the merger as quickly as possible. While there are certain things that must happen before the merger is completed, we do not anticipate anything which would prevent the merger.

Q: Whom should I contact with questions or to obtain additional copies of this proxy statement and prospectus?

A: You should call Carolyn Husband at (850) 639-2222, or you can write her at:

Post Office Box 100
Wewahitchka, Florida 32465.

You may also call Mike Johnson, the Chief Financial Officer and Secretary of South Alabama. His number is (251) 431-7800, and his address is:

100 St. Joseph Street
Mobile, Alabama 36602.

SUMMARY

           This summary highlights selected information from this proxy statement and prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement and prospectus and the other documents we refer to in this document. These will give you a more complete description of the proposed merger. We have included a copy of the merger agreement in the proxy statement and prospectus as Appendix A. For more information about South Alabama, see “Where You Can Find More Information” on page ___. We have included page references in this Summary to direct you to other sections of the proxy statement and prospectus containing a more complete description of the topics covered in this Summary.

           Throughout this proxy statement and prospectus when we refer to the “merger” we mean the merger of Gulf Coast with and into South Alabama as described in the merger agreement. By “you,” we mean owners of Gulf Coast common stock on ____________, 2002, the record date.

What You Will Receive in the Merger (Page ___)

           Assuming the merger occurs, South Alabama will issue its common stock to you in exchange for your Gulf Coast common stock. The number of shares of South Alabama common stock you will receive is dependant upon the average price at which South Alabama common stock trades during the period of twenty consecutive “trading days” (days on which the Small Cap Market of Nasdaq is open for trading activities), ending on the trading day preceding by two trading days the effective time of the merger. The following table shows the number of shares of South Alabama common stock you will receive for each share of Gulf Coast common stock, and the market value of that stock, under various scenarios, assuming the merger occurs:

Market Price (Average South Alabama Per Share Stock Price Immediately Prior to Merger)	Number of Shares of South Alabama Stock You Will Receive for Each Share of Gulf Coast Stock	Market Value of Per Share Consideration
$6.00	25.04	$150.24
6.50	25.04	162.76
7.00	25.04	175.28
7.50	24.25	181.86
8.00	23.55	188.43
8.50	22.17	188.43
9.00	20.94	188.43
9.50	19.83	188.43
10.00	18.84	188.43
10.50	17.95	188.43
11.00	17.13	188.43
11.50	16.39	188.43
12.00	15.70	188.43
12.50	15.60	195.00
13.00	15.50	201.56
13.50	14.93	201.56
14.00	14.40	201.56
14.50	14.40	208.80
15.00	14.40	216.00

           South Alabama will not issue fractional shares and will pay cash for any fractional shares to which you would otherwise be entitled.

Market Prices of South Alabama and Gulf Coast Common Stock (Pages ______)

           On November 1, 2001, the last full trading day prior to the public announcement of the merger, South Alabama common stock closed at $9.50 per share. On December 6, 2001, the last full trading day prior to the execution of the definitive merger agreement, South Alabama common stock closed at $9.99 per share. The last known sale of Gulf Coast or Wewahitchka State Bank stock took place on April 1, 2000, when Gulf Coast and the Wewahitchka State Bank Employee Stock Ownership Plan (ESOP) purchased 2,738 shares of Wewahitchka State Bank common stock at the price of $147 per share. Sales of Gulf Coast common stock are infrequent and are generally negotiated privately by the parties to such transactions.

           Based on the method of determining the exchange ratio in the merger, which is the number of shares of South Alabama stock having a market value of $188.43, subject to adjustment for fluctuations in South Alabama’s stock price, the total number of shares of South Alabama common stock that Gulf Coast shareholders will receive in the proposed merger will be 436,860 based on South Alabama’s November 1, 2001, closing price of $9.50 and 415,433, based on South Alabama’s December 6, 2001, closing price of $9.99.

We Expect The Merger to Be Essentially Tax Free (Pages _____)

           We have structured the merger so that most or all of you should not recognize any gain or loss for U. S. Federal income tax purposes on the exchange of all of your shares of Gulf Coast common stock for shares of South Alabama common stock in the merger, except in connection with cash received instead of fractional shares. We have conditioned the merger on our receipt of a legal opinion from South Alabama’s counsel that this will be the case, but this opinion will not bind the Internal Revenue Service, which may take a different view.

           This tax treatment may not apply to certain Gulf Coast shareholders, including the types of Gulf Coast shareholders discussed at the bottom of page ___; and it will not apply to any Gulf Coast shareholder who dissents from the merger under Florida law. Determining the actual tax consequences of the proposed merger to you is complex. These consequences will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the proposed merger’s tax consequences.

The Gulf Coast Board of Directors Recommends That You Vote For The Merger (Page ___)

           Your Board of Directors believes that the merger is fair to you and in your best interest. The Board unanimously recommends that you vote “FOR” the proposal to approve the merger.

The Basis of Our Recommendation (Pages ______)

           Before deciding to approve and recommend the proposed merger, your Board of Directors considered the financial condition and prospects of Gulf Coast, information about South Alabama, the financial terms of the proposed merger, the likelihood that bank regulators will approve the proposed merger, the federal income tax consequences of the proposed merger, the advice of your Board’s legal and financial advisors, and other factors the Board believes to be relevant. Your Board of Directors, based on the information it considered, decided that the proposed merger is advisable and is in your best interests as shareholders.

            In deciding to approve the proposed merger, your Board also considered the opinion of its financial advisor, T. Michael Tucker, that as of the date of the opinion the consideration you will receive in the merger is fair from a financial point of view to you as Gulf Coast shareholders. We have attached this opinion as Appendix B to this proxy statement/prospectus. You should read it and the description of the methods used to arrive at that opinion (found on pages ______) carefully.

South Alabama Common Stock is Publicly Traded and Most of You Will Be Free to Trade it After the Merger Whereas Gulf Coast Common Stock is Not Publicly Traded (Page ______)

           South Alabama common stock is publicly traded on the Nasdaq Small Cap Stock Market under the symbol SABC. The South Alabama common stock to be issued in the merger will be registered stock and generally freely tradable; however, securities laws impose certain restrictions on affiliates (generally directors, executive officers and 10% shareholders of Gulf Coast and South Alabama) regarding how and when they may trade South Alabama common stock. Shares of Gulf Coast are not quoted on any established market.

Your Rights as a Shareholder Will Change (Pages ______)

           Once the proposed merger occurs, Gulf Coast shareholders who do not dissent from the merger will become South Alabama shareholders. Your rights as a shareholder will be governed by Alabama corporate law instead of Florida corporate law, and they will be governed by South Alabama’s Articles of Incorporation and Bylaws instead of Gulf Coast’s Articles of Incorporation and Bylaws. Because of certain differences between Florida law and Alabama law, and between Gulf Coast’s Articles of Incorporation and Bylaws and South Alabama’s Articles of Incorporation and Bylaws, your current rights will change after the merger. In addition, because South Alabama is a “C” corporation, Gulf Coast shareholders will no longer be shareholders of an “S” corporation after consummation of the merger.

You Have Dissenter’s Appraisal Rights (Pages ______)

           Florida law permits you to dissent from the merger and to require South Alabama to pay to you the fair value of your Gulf Coast common stock in cash. To do this, you must follow certain procedures, including the filing of certain notices in a timely fashion and refraining from voting your shares in favor of the proposed merger. If you dissent from the proposed merger, your shares of Gulf Coast common stock will not be exchanged for shares of South Alabama common stock in the proposed merger, and your only right will be to receive the appraised value of your shares in cash. Please note that the procedures for exercising dissenter’s rights are complicated and technical, and if you wish to dissent from the merger you must strictly observe these requirements to avoid waiving your dissenter’s rights of appraisal.

Why Your Approval is Requested at the Special Meeting on ___________________ (Page ___)

           We cannot complete the merger without the approval of at least a majority of the outstanding 22,025 shares of Gulf Coast voting common stock. You are entitled to vote on the merger if you own shares of Gulf Coast voting common stock at the close of business on _________________, 2002, the record date. If you own Gulf Coast voting common stock on the record date, you will be able to cast your vote at the special meeting of the shareholders of Gulf Coast to be held at 125 North Highway 71, Wewahitchka, Florida 32465 at _____ a.m., local time, on ________________________, _________________, 2002. At the special meeting, we will ask you:

(1)	To approve the merger; and

(2)	To act on any other matters that may come before the special meeting, although we know of no such other matters at this time.

           On the record date 22,025 shares of Gulf Coast common stock were outstanding. You will be entitled to one vote for each share of Gulf Coast voting common stock you own on the record date. You may vote either by attending the special meeting and voting your shares, or by completing the enclosed proxy card and mailing it to us in the enclosed envelope.

           Assuming all of the Directors and Executive Officers of Gulf Coast, who collectively own, directly or beneficially, or have the power to vote 11,067,8957 shares, or approximately 50.25%, of the Gulf Coast common stock, vote in favor of the merger, the approval of the merger is assured.

Financial Interests of Officers and Directors in the Merger That May Be Different from Yours (Pages ______)

           Gulf Coast’s Board of Directors and certain officers may have interests in the merger that differ from the interests of Gulf Coast shareholders generally. Those interests include, among others, provisions in the merger agreement regarding indemnification, insurance and employment agreements. The Board of Directors of Gulf Coast was aware of these interests and considered them in approving and recommending the merger.

South Alabama Acquires Wewahitchka State Bank in The Merger (Page ___)

           Gulf Coast proposes to merge into South Alabama. South Alabama will be the surviving corporation in the merger, and, as such, will be the owner of all of the stock of Wewahitchka State Bank. Wewahitchka State Bank will continue to operate but will be owned by South Alabama instead of Gulf Coast.

Information About South Alabama and Gulf Coast (See pages ____ of the enclosed Annual Report for South Alabama, pages ______ for Gulf Coast)

South Alabama Bancorporation, Inc.
100 St. Joseph Street
Mobile, Alabama 36602
(251) 431-7800

           South Alabama is an Alabama corporation that owns five banks and one trust company that conduct banking and related business in several cities and communities in Southwest Alabama. It currently owns all of the stock of, and conducts its business through, South Alabama Bank, formerly known as The Bank of Mobile, BankTrust of Brewton, formerly known as First National Bank, Brewton, The Monroe County Bank, The Commercial Bank of Demopolis, Sweet Water State Bank and South

Alabama Trust Company, Inc. At September 30, 2001, South Alabama had total assets of approximately $583 million, total deposits of approximately $492 million, total loans of approximately $384 million and total shareholders’ equity of approximately $75 million.

Gulf Coast Community Bancshares, Inc.
125 North Highway 71
Wewahitchka, Florida 32465
(850) 639-2222

           Gulf Coast is a Florida corporation that owns all of the stock of Wewahitchka State Bank. Wewahitchka State Bank provides a broad range of banking and financial services to customers in the commercial and retail banking fields and has offices located in Wewahitchka, Port St. Joe and Port St. Joe Beach, Florida. At September 30, 2001, Gulf Coast (on a consolidated basis) had total assets of approximately $39.7 million, total deposits of approximately $36.9 million, total net loans of approximately $27.0 million and total shareholders’ equity of approximately $2.5 million.

We Expect Gulf Coast Shareholders to Own _____% of South Alabama After the Merger (Page ____)

           Based on the average market price of South Alabama common stock on January 17, 2002, South Alabama will issue approximately 426,808 shares of South Alabama common stock to Gulf Coast shareholders in the merger. Based on that number, after the merger Gulf Coast shareholders will own approximately 4.8% of the outstanding shares of South Alabama common stock. This information is based on the number of shares of Gulf Coast and South Alabama common stock outstanding on January 17, 2002. It omits shares that South Alabama may issue due to the exercise of South Alabama stock options or for other purposes, and it assumes no dissenters. This number will change as the average market price of South Alabama common stock changes, and we encourage you to obtain a current quote for South Alabama stock.

Things That May Prevent the Merger from Happening (Pages ____ and _____)

           The merger agreement contains numerous conditions to consummation of the merger, including, among others, approval of the shareholders of Gulf Coast, certain regulatory approvals (which we have [not] already received), and the non-occurrence of certain events which would have a material negative impact on South Alabama or Gulf Coast. Furthermore, in certain circumstances, South Alabama and Gulf Coast, or one or either of them, have the right to terminate the merger agreement and abandon the merger. If all of the conditions to consummation of the merger are not either fulfilled or waived, or if Gulf Coast and/or South Alabama terminate the merger agreement, then the merger will not occur.

Purchase Accounting Treatment Page ___)

           The merger will be accounted for as a purchase, meaning that the assets and liabilities of Gulf Coast will be recorded at their estimated fair values and added to those of South Alabama.

To the extent the total purchase price exceeds the fair value of tangible and identifiable intangible assets acquired over the liabilities assumed, South Alabama will record goodwill. Under recent accounting pronouncements, goodwill is no longer amortized but is measured periodically for impairment, with any resulting impairment losses included in operating income. South Alabama will include in its consolidated results of operations the results of Gulf Coast’s operations after the merger is completed.

Selected Historical Financial Data of South Alabama

           The information in the following table is based on the historical financial information of South Alabama. All of the summary financial information provided in the following tables should be read in connection with this historical financial information and with the more detailed financial information we have incorporated by referenced in this proxy statement and prospectus. See “Where you can find more Information,” on page ____. The financial information as of or for the interim periods ended September 30, 2001, and 2000, has not been audited and in the opinion of South Alabama management reflects all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data.

South Alabama Selected Financial Data (Historical)
(Dollars In Thousands Except Per Share Amounts)

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997		1996
RESULTS OF OPERATIONS(1)	(Unaudited)	(Unaudited)
Interest revenue	$31,149	$32,269	$43,420	$40,230	$38,070	$34,462		$28,239
Interest expense	14,195	14,276	19,461	17,826	17,552	15,041		12,215
Net interest revenue	16,954	17,993	23,959	22,404	20,518	19,421		16,024
Provision for loan losses	882	911	1,235	827	571	419		338
Non-interest revenue	4,719	3,969	5,392	4,604	4,515	4,038		3,335
Non-interest expense	13,939	13,260	17,598	16,855	16,106	14,752		12,274
Income before income taxes	6,852	7,791	10,518	9,326	8,356	8,288		6,747
Income taxes	1,989	2,271	3,071	2,621	2,267	2,174		1,921

Net income	$4,863	$5,520	$7,447	$6,705	$6,089	$6,114		$4,826

Basic net income per share	$0.57	$0.64	$0.87	$0.78	$0.72	$0.73		$0.71

Diluted net income per share	$0.57	$0.64	$0.87	$0.77	$0.71	$0.72		$0.70

PERIOD-END STATEMENT OF CONDITION
Total assets	$583,042	$563,455	$577,116	$556,858	$557,358	$484,662		$456,283
Loans, Net Unearned Income	384,174	372,125	378,353	357,924	313,031	273,330		256,867
Deposits	491,642	478,325	486,835	467,452	475,445	413,343		386,250
Shareholders’ equity	74,544	68,182	70,835	64,082	64,648	58,113		58,698

AVERAGE BALANCES
Total assets	$575,107	$553,754	$555,507	$553,313	$514,538	$455,882		$366,524
Average earning assets	534,842	512,403	514,999	510,961	478,390	422,566		338,908
Loans	383,221	365,391	367,281	341,792	289,352	264,777		221,210
Deposits	485,303	466,905	468,137	468,462	437,056	387,807		314,126
Shareholders’ equity	72,625	65,697	66,604	64,696	61,385	57,386		43,941

PERFORMANCE RATIOS(2)
Net income to:
Average total assets	1.13%	1.33%	1.34%	1.21%	1.18%	1.34%		1.32%
Average shareholders’ equity	8.95%	11.22%	11.18%	10.36%	9.92%	10.65%		10.98%
Average shareholders’ equity to average total assets	12.63%	11.86%	11.99%	11.69%	11.93%	12.59%		11.99%

Dividend payout ratio	57.87%	46.67%	46.05%	45.49%	44.70%	123.49%	(3)	36.74%

(1)	The results of operations of South Alabama include The Monroe County Bank from October 31, 1996, the date it was acquired in a business combination accounted for as a purchase.
(2)	Annualized for nine month periods.
(3)	Includes special dividend of $0.833 per share.

Comparative Per Share Data

           The following table shows information about our companies’ income per share, dividends per share and book value per share, and similar information reflecting the merger of the two companies (which is referred to as “pro forma information”). In presenting the comparative pro forma information for certain time periods, we assumed that the two companies had been merged throughout those periods.

           In presenting the comparative pro forma information, we also assumed that South Alabama will record Gulf Coast assets and liabilities at their estimated fair values and add them to the assets and liabilities of South Alabama for accounting and financial reporting purposes (a method which is referred to as the “purchase” method of accounting).

           The information listed as “equivalent pro forma” was computed by multiplying the pro forma amounts by an assumed exchange ratio of 19.378. It is intended to reflect the assumption that Gulf Coast shareholders will be receiving 19.378 shares of South Alabama common stock for each share of Gulf Coast common stock exchanged in the merger, based on the average market price of South Alabama common stock of $9.724 as of January 17, 2002.

           The pro forma information, while helpful in illustrating the financial attributes of the combined company under one set of assumptions, does not attempt to predict or suggest future results. Also, the information we have set forth in the nine month period ended September 30, 2001, does not indicate what the results will be for the full 2001 fiscal year.

           The information in the following table is based on the historical financial information of the two companies. See “WHERE YOU CAN FIND MORE INFORMATION.”

	Nine Months Ended	Year Ended
	September 30, 2001	December 31, 2000
	(Unaudited)	(Unaudited)
South Alabama common stock
Net income per common share:
Historical:
Basic	$ 0.57	$ 0.87
Diluted	0.57	0.87
Pro forma combined:
Basic	0.53	0.82
Diluted	0.53	0.81
Dividends paid per common share:
Historical	0.33	0.40
Pro forma combined	0.31	0.39
Book value per common share (at end of period):
Historical
Pro forma combined	8.74	8.31
	8.79	8.37
Gulf Coast common stock(1)
Net income per common share:
Historical:
Basic	(3.06)	(3.81)
Diluted	(3.06)	(3.81)
Pro forma equivalent (2)
Basic	10.35	15.80
Diluted	10.30	15.76
Dividends paid per common share:
Historical	0.00	3.50
Pro forma equivalent (2)	6.09	7.55
Book value per common share (at end of period):
Historical	115.60	115.46
Pro forma equivalent (2)	170.26	162.29

(1)	Gulf Coast was established as the bank holding company for Wewahitchka State Bank on April 1, 2000. Information for periods prior to 2000 applies to Wewahitchka State Bank only.
(2)	Gulf Coast pro forma equivalent amounts are computed by applying an assumed Exchange Ratio of 19.378 shares of South Alabama common stock for each share of Gulf Coast common stock. See “The Merger—Terms of the Merger; Exchange Ratio.”

INFORMATION REQUESTS

           This proxy statement and prospectus incorporates important business and financial information about South Alabama that is not included in or delivered with this document. On your written request, South Alabama will provide, without charge, a copy of any or all of such excluded information. You may request this information from:

F. Michael Johnson
Chief Financial Officer and Secretary
South Alabama Bancorporation, Inc.
Post Office Box 3067
Mobile, Alabama 36652
(251) 431-7800.

           In order to insure timely delivery of such documents any requests should be made by ___________, 2002.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

           This proxy statement and prospectus contains forward looking statements about South Alabama and Gulf Coast and about South Alabama following the merger. These statements can be identified by our use of words like “expect,” “may,” “could,” “intend,” “project,” “estimate” or “anticipate.” These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other variables, which you should consider in voting on the merger, including the following:

1.         Expected cost savings from the merger (and other acquisitions) are less than anticipated;

2.         Deposit attrition, customer loss, or revenue loss following the merger is greater than expected;

3.         Competitive pressure in the banking industry increases significantly;

4.         Costs or difficulties related to the integration of the businesses of South Alabama and Gulf Coast are greater than expected;

5.         Changes in the interest rate environment reduce margins;

6.         General economic conditions, either locally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

7.         Changes occur in the regulatory environment;

8.         Changes occur in business conditions and inflation; and

9.         Changes occur in the securities markets.

THE SPECIAL MEETING

General

           This proxy statement and prospectus is being furnished to the shareholders of Gulf Coast in connection with the solicitation by the Gulf Coast board of directors of proxies for use at a special meeting of shareholders, at which Gulf Coast shareholders will be asked to vote upon a proposal to approve the agreement and plan of merger dated as of December 7, 2001, by and between Gulf Coast and South Alabama Bancorporation, Inc.

           The special meeting will be held at ________ am., local time, on ___________________, 2002, at the main offices of Gulf Coast, located at 125 North Highway 71, Wewahitchka, Florida 32465.

           Gulf Coast shareholders are requested promptly to sign, date, and return the accompanying proxy card to Gulf Coast in the enclosed postage–paid, addressed envelope. A shareholder’s failure to return a properly executed proxy card or to vote at the special meeting will have the same effect as a vote against the merger agreement.

           Any Gulf Coast shareholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to Gulf Coast a signed proxy card bearing a later date, provided that such notice or later-dated proxy card is actually received by Gulf Coast before the special meeting or in open meeting prior to the taking of the shareholder vote at the special meeting. Any notice of revocation should be sent to Gulf Coast Community Bancshares, Inc., Post Office Box 100, Wewahitchka, Florida 32465, Attention: Carolyn M. Husband, Corporate Secretary. A proxy will not be revoked by death of the shareholder executing the proxy, or if the shareholder becomes incompetent after submitting a signed proxy, unless, before the vote, notice of such death or incapacity is filed with the Corporate Secretary. The shares of Gulf Coast common stock represented by properly executed proxies received at or prior to the special meeting and not subsequently revoked will be voted as directed in such proxies.

           If instructions are not given, shares represented by proxies received will be voted for approval of the merger agreement and in the discretion of the proxy holder as to any other matters that properly may come before the special meeting. If necessary, and unless contrary instructions are given or you have voted against the merger, the proxy holder also may vote in favor of a proposal to adjourn the special meeting to permit further solicitation of proxies in order to obtain sufficient votes to approve the merger agreement. As of the date of this proxy statement and prospectus, Gulf Coast is unaware of any other matter to be presented at the special meeting.

           Directors, officers and employees of Gulf Coast will solicit proxies by mail, and possibly by telephone or telegram or in person. They will receive no additional compensation for such solicitation but may be reimbursed for out–of–pocket expenses. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out–of–pocket expenses.

           You should not forward any stock certificates with your proxy card.

Record Date; Vote Required

           Gulf Coast’s board of directors has established the close of business on ______________________, 2002, as the record date for determining the Gulf Coast shareholders entitled to notice of and to vote at the special meeting. Only Gulf Coast shareholders of record as of the record date will be entitled to vote at the special meeting. As of the record date, there were approximately ____ record holders of the 22,025 shares of voting common stock of Gulf Coast outstanding and entitled to vote at the special meeting. Each share is entitled to one vote at the special meeting. For information as to persons known by Gulf Coast to beneficially own more than 5% of the outstanding shares of Gulf Coast common stock as of the record date, see “Information About Gulf Coast — Voting Securities and Principal Shareholders.”

           The presence, in person or by proxy, of a majority of the outstanding shares of Gulf Coast common stock is necessary to constitute a quorum of the shareholders. A quorum must be present before a vote on the merger agreement can be taken at the special meeting. For these purposes, shares of Gulf Coast common stock that are present, or represented by proxy, at the special meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the merger agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of Gulf Coast common stock in “street” name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

           Once a quorum is established, approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Gulf Coast common stock entitled to vote at the special meeting. A failure to vote, in person or by proxy, for any reason, including failure to return a properly executed proxy, an abstention, or a broker nonvote, has the same effect as a vote against the merger agreement.

           The directors and executive officers of Gulf Coast and their affiliates beneficially owned, as of the record date, ______ shares (or approximately ___% of the outstanding shares) of Gulf Coast common stock. The directors of Gulf Coast have agreed to vote those shares of Gulf Coast common stock over which they have voting control (other than in a fiduciary capacity) in favor of the merger. The directors and executive officers of South Alabama and their affiliates beneficially owned, as of the record date, no shares of Gulf Coast common stock. As of that date, no subsidiary of either Gulf Coast or South Alabama held any shares of Gulf Coast common stock in a fiduciary capacity for others.

Recommendation of Gulf Coast Board of Directors

           The Board of Directors of Gulf Coast has recommended that the shareholders of Gulf Coast vote FOR the proposal to approve the merger agreement. See “The Merger — Gulf Coast’s Reasons for the Merger.”

THE MERGER

           The following material describes certain aspects of the merger of Gulf Coast with and into South Alabama. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the merger agreement, which is attached as Appendix A to this proxy statement and prospectus and incorporated herein by reference. We urge you to read the Appendices in their entirety.

Terms of the Merger; Exchange Ratio

           The merger agreement provides generally for the acquisition of Gulf Coast by South Alabama pursuant to the merger of Gulf Coast with and into South Alabama, with South Alabama as the surviving corporation resulting from the merger.

           On the date and at the time that the merger becomes effective, each share of Gulf Coast common stock (excluding shares held by Gulf Coast, South Alabama, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted, and excluding all shares held by shareholders who perfect their dissenters’ rights) issued and outstanding at the effective time of the merger will be converted into the number of shares of the $.01 par value common stock of South Alabama determined as provided below. Each share of South Alabama common stock outstanding immediately prior to the effective time of the merger will remain outstanding and unchanged as a result of the merger.  The number of shares of South Alabama common stock which a Gulf Coast shareholder will receive in exchange for each share of Gulf Coast common stock is referred to as the exchange ratio. The exchange ratio is dependant upon the average of the closing bid and closing ask price, as reported on Nasdaq, of a share of South Alabama common stock during the period of twenty consecutive trading days ending on the trading day that precedes the effective time of the merger by two trading days. This average is referred to as the market price of a share of South Alabama common stock. The exchange ratio will be determined as follows:

.	If the market price of South Alabama common stock is from $6.00 to $6.99, the exchange ratio will be 25.04 shares of South Alabama common stock for each share of Gulf Coast common stock; provided, however, that Gulf Coast will have the right to attempt to renegotiate the exchange ratio and, absent successful renegotiation, to terminate the merger agreement.

.	If the market price of South Alabama common stock is from $7.00 to $7.99, the exchange ratio will be a number of shares of South Alabama common stock having an aggregate market price equal to between $175.28 and $188.43, determined as follows: the number of cents by which the market price exceeds $7.00 shall be expressed as a decimal and multiplied by $13.15. The resulting product shall be added to $175.28 to obtain the dollar value of South Alabama common stock to be used in determining the exchange ratio. For example, if the market price is $7.45, then .45 will be multiplied by $13.15, resulting in a product of $5.92, which will then be added to $175.28, resulting in $181.20. To calculate the exchange ratio, $181.20 would be divided by $7.45, resulting in an exchange ratio of 24.32 shares of South Alabama common stock for each share of Gulf Coast common stock.

.	If the market price of South Alabama common stock is from $8.00 to $12.00, then the exchange ratio will be the number of shares of South Alabama common stock having an aggregate market price equal to $188.43. To determine the exchange ratio, you would divide $188.43 by the market price of South Alabama common stock. For example, if the market price of South Alabama common stock is $9.75, the exchange ratio would be the quotient of $188.43 divided by $9.75, or 19.33 shares of South Alabama common stock for each share of Gulf Coast common stock.

.	If the market price of South Alabama common stock is from $12.00 to $12.99, the exchange ratio will be a number of shares of South Alabama common stock having an aggregate market price equal to between $188.43 and $201.56, determined as follows: the number of cents by which the market price exceeds $12.00 shall be expressed as a decimal and multiplied by $13.13. The resulting product shall be added to $188.43 to obtain the dollar value of South Alabama common stock to be used in determining the exchange ratio. For example, if the market price is $12.68, then .68 will be multiplied by $13.13, resulting in a product of $8.93, which will then be added to $188.43, resulting in $197.36. To calculate the exchange ratio, $197.36 would be divided by $12.68, resulting in an exchange ratio of 15.56 shares of South Alabama common stock for each share of Gulf Coast common stock.

.	If the market price of South Alabama common stock is from $13.00 to $14.00, then the exchange ratio will be the number of shares of South Alabama common stock having an aggregate market price equal to $201.56. To determine the exchange ratio, you would divide

$201.56 by the market price of South Alabama common stock. For example, if the market price of South Alabama common stock is $13.27, the exchange ratio would be the quotient of $201.56 divided by $13.27, or 15.19 shares of South Alabama common stock for each share of Gulf Coast common stock.

.	If the market price of South Alabama common stock is from $14.01 to $15.00, or is greater than $15.00 and a proposal to acquire all or a substantial portion of the equity in or assets of South Alabama has been publicly announced and is pending or has been consummated, the exchange ratio will be 14.40 shares of South Alabama common stock for each share of Gulf Coast common stock owned; provided, however, that Gulf Coast will have the right to attempt to renegotiate the exchange ratio and, absent successful renegotiation, to terminate the merger agreement.

.	If the market price of South Alabama common stock is less than $6.00 or more than $15.00 (unless a proposal to acquire all or a substantial portion of the equity in or assets of South Alabama has been publicly announced and is pending or has been consummated), either party will have the right to attempt to renegotiate the exchange ratio, which may result in the termination of the merger agreement failing successful renegotiation. If neither party attempts to renegotiate or elects to terminate the merger agreement, then:

■	If the market price of South Alabama common stock is less than $6.00, the exchange ratio would be 25.04 shares of South Alabama common stock for each share of Gulf Coast common stock.

■	If the market price of South Alabama common stock is greater than $15.00, then the exchange ratio would be 14.40 shares of South Alabama common stock for each share of Gulf Coast common stock.

Background of the Merger

           Management and the Board of Directors of Gulf Coast have, from time to time, discussed intensifying competition in, and the continuing consolidation of, the bank, thrift and financial services industries. Management and the Board of Directors continually are reviewing strategic alternatives in order to enhance shareholder value, and at various times in the past, management and the Board of Directors have considered the possibility of a sale of Gulf Coast and Wewahitchka State Bank as a way to enhance shareholder value. Management and certain members of the Board of Directors have also been contacted from time to time by officers and other representatives of various financial institutions, with inquiries about the willingness of the Board of Directors to consider a sale of Gulf Coast; however, none of such inquiries matured into a formal offer or resulted in a letter of intent for the sale of Gulf Coast.

           Prior to entering into discussions with South Alabama, Gulf Coast had informal discussions with two other parties about potential business combinations with Gulf Coast. Each of these parties ultimately made cash offers at multiples of book value lower than the offer made by South Alabama. In July, 2001, representatives of Gulf Coast suggested that management of Gulf Coast contact South Alabama, to explore the possibility of pursuing a business combination between Gulf Coast and South Alabama. Management of South Alabama first met with management of Gulf Coast in July 2001 to discuss a possible business combination. On August 27, management of Gulf Coast again met with management of South Alabama, and South Alabama delivered a confidentiality agreement to Gulf Coast. During September management of South Alabama contacted Gulf Coast to schedule a meeting for October 11, for the purpose of discussing an offer from South Alabama to acquire Gulf Coast. Meanwhile, on September 21, Gulf Coast received a confidentiality agreement from another institution which had expressed an initial interest in acquiring Gulf Coast. On October 1, 2001 this institution delivered to Gulf Coast a written initial cash offer at a multiple of book value higher than that of the eventual initial offer of South Alabama. The Board of Directors of Gulf Coast, on the advice of its independent financial advisor, determined to wait for an offer from South Alabama before acting upon the October 1 cash offer. On October 11, management of South Alabama made an initial offer of shares of South Alabama common stock with an aggregate market price of approximately 1.7 times the shareholders’ equity of Gulf Coast as of September 30, 2001. The Board of Directors of Gulf Coast, with consultation from its independent financial advisor, considered the relative merit of the two acquisition offers. After consideration of a variety of factors, including, but not limited to, the operating histories and track records of the two offerors, the extent to which the cash offeror had excess capital available to consummate a transaction, the likelihood that the cash offeror would be able to raise the capital necessary to complete a transaction, the relative ease with which each offeror could be expected to obtain regulatory approval for a transaction, and the banking expertise and management support to which Wewahitchka State Bank would have access after each potential transaction, the Board of Directors of Gulf Coast determined that it would be in the best interests of Gulf Coast and its shareholders to pursue a possible business combination with South Alabama. The Board of Directors of Gulf Coast engaged legal counsel to negotiate on Gulf Coast’s behalf, and a letter of intent was negotiated and executed by the parties on November 1, 2001.

           Subsequent to execution of the letter of intent, the parties began to negotiate a definitive merger agreement, and South Alabama conducted due diligence of the books and records of Gulf Coast. During the course of their due diligence, South Alabama’s representatives identified certain real assets of Gulf Coast the value of which they believed should be written down, and certain loans of Wewahitchka State Bank that they believed necessitated an additional provision to Wewahitchka State Bank’s provision for loan losses. Consequently, South Alabama revised its offer to require that the book value of Gulf Coast for purposes of the merger be adjusted downward by $450,000, which would have resulted in a purchase price equal to approximately 1.418 times shareholders’ equity as of September 30, 2001. The parties continued to negotiate the deal price and other provisions, and in early December agreed upon the final text of the merger agreement (which provides for a purchase equal to approximately 1.577 times the shareholders’ equity of Gulf Coast as of September 30, 2001, assuming that the market price of a share of South Alabama common stock is between $8.00 and $12.00).

           At a meeting of the Board of Directors of Gulf Coast on December 4, 2001, the Board of Directors was informed by counsel of the current status of the potential merger with South Alabama, and a merger agreement with South Alabama, substantially final in form, was presented to the Board of Directors. Counsel advised the Board of Directors of the importance of maintaining the confidentiality of the discussions with regard to the proposed transaction prior to any public announcement, and counsel advised the Board of Directors that insider trading liability could attach if information is provided to others, and that the directors and their affiliates could not at that point trade in the securities of Gulf Coast or South Alabama.

           Counsel then advised the Board of Directors of their duty of care to make a well-informed decision with regard to the potential merger and that it would be advisable to engage an independent financial advisor to render a fairness opinion.

           Counsel advised the Board of Directors regarding, and the Board of Directors discussed, various substantive matters governed by the merger agreement. The Board of Directors’ discussion included, among other things: discussions regarding the status of negotiations with South Alabama; timing of a potential merger transaction; tax treatment of the proposal; Gulf Coast’s projected future performance and other available strategic alternatives, including remaining independent; background information on South Alabama and its financial performance; post-signing and pre-closing covenants; termination provisions; employee benefits matters; director and officer indemnification and director and officer insurance coverage; various ancillary agreements; and other open issues. After a lengthy discussion, the Board of Directors unanimously approved the merger agreement and the merger of Gulf Coast with and into South Alabama, and empowered management, through counsel, to negotiate the final open issues with regard to the merger agreement. Counsel to Gulf Coast then completed negotiations with regard to the remaining open issues, and, upon the approval of management, prepared a final merger agreement for execution, and prepared Gulf Coast’s disclosure schedules to accompany the final merger agreement. The merger agreement was then executed as of December 7, 2001. The Board of Directors also directed Gulf Coast’s independent accountants to recommend an independent financial advisor to render a fairness opinion. Upon the recommendation of Gulf Coast’s independent accountants, Gulf Coast then engaged T. Michael Tucker, Certified Public Accountant, to render a fairness opinion for the merger.

Gulf Coast’s Reasons For The Merger

           In approving the merger, the directors of Gulf Coast considered a number of factors. Without assigning any relative or specific weights to the factors, the Gulf Coast board of directors considered the following material factors:

.	the information presented to the directors by the management of Gulf Coast concerning the business, operations, earnings, asset quality, and financial condition of Gulf Coast and South Alabama;

.	the financial terms of the merger, including the relationship of the merger price to the book value and earnings per share of Gulf Coast common stock;

.	the opinion of its financial advisor, T. Michael Tucker, C.P.A.

.	the nonfinancial terms of the merger, including the treatment of the merger as a tax–free exchange of Gulf Coast common stock for South Alabama common stock for federal and state income tax purposes;

.	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

.	shareholders of Gulf Coast will receive shares of South Alabama common stock, which is publicly traded on the Nasdaq Small Cap Stock Market; there is no current public market for Gulf Coast common stock;

.	affiliation with a larger holding company would provide the opportunity to realize economies of scale and increase efficiencies of operations to the benefit of shareholders and customers. Affiliation with South Alabama will also enhance the development of new products and services, the development and provision of which are becoming increasingly difficult to address by smaller banks;

.	potential benefits and opportunities for employees of Gulf Coast, as a result of both employment in a larger enterprise and South Alabama’s benefit plans and policies; and

.	growth of Gulf Coast without affiliation with a larger holding company would likely be limited because of Gulf Coast’s need for increasing capital resources to support that growth.

           The terms of the merger were the result of arms–length negotiations between representatives of Gulf Coast and representatives of South Alabama. The above discussion of the factors considered by the Board of Directors is not intended to be exhaustive. In determining whether to approve and recommend the merger agreement, individual directors may have weighed factors differently. After deliberating with respect to the merger and the merger agreement, considering, among other things, the reasons discussed above and the requirement of the merger agreement that, as a condition precedent to Gulf Coast’s obligation to consummate the merger, the board of directors obtain a fairness opinion from an independent financial advisor, the board of directors of Gulf Coast unanimously approved the merger as being in the best interests of Gulf Coast and its shareholders. Each member of the board of directors of Gulf Coast has agreed to vote those shares of Gulf Coast common stock over which such member has voting authority (other than in a fiduciary capacity) in favor of the merger.

           Gulf Coast’s board of directors unanimously recommends that Gulf Coast shareholders vote for approval of the merger agreement.

South Alabama’s Reasons For The Merger

           In approving the merger agreement and the merger, the South Alabama board of directors considered a number of factors concerning the merits of the merger, including the following:

.

Information Concerning Gulf Coast. The South Alabama board of directors considered information concerning the business, operations, earnings, asset quality, and financial condition of Gulf Coast, and aspects of the Gulf Coast franchise, including the market position of Gulf Coast in its market area and the compatibility of the community bank orientation of the operations of Gulf Coast to that of South Alabama. The South Alabama board of directors concluded that Gulf Coast presents an attractive opportunity for South Alabama to acquire a franchise in the northwest Florida market.

.
Financial Terms of the Merger. The South Alabama board of directors considered various financial aspects of the merger as reported by South Alabama’s management including (1) the anticipated effect of the merger on South Alabama’s per share earnings (with the merger anticipated to have only a slightly dilutive effect on South Alabama’s earnings per share), (2) the anticipated effect of the merger on South Alabama’s book value per share (with the merger anticipated not to significantly dilute South Alabama’s book value per share), and (3) the anticipated accounting treatment of the merger as a purchase.

.	Nonfinancial Terms of the Merger. The South Alabama board of directors considered various nonfinancial aspects of the merger, including the treatment of the merger as a tax–free exchange of Gulf Coast common stock for South Alabama common stock for federal income tax purposes and the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

           The foregoing discussion of the information and factors considered by the South Alabama board of directors is not intended to be exhaustive but includes all material factors considered by the South Alabama board of directors. In reaching its determination to approve the merger and the merger agreement, the South Alabama board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the merger, and considering, among other things, the matters discussed above, the South Alabama board of directors determined that the merger is in the best interests of South Alabama and its shareholders and unanimously approved the merger agreement.

Opinion of Gulf Coast’s Financial Advisor

           Gulf Coast retained T. Michael Tucker, Certified Public Accountant, to provide his opinion of the fairness, from a financial viewpoint, of the consideration to be received by the shareholders of Gulf Coast in connection with the proposed merger. The Board of Directors of Gulf Coast retained Mr. Tucker based upon his experience and knowledge of financial institutions. Gulf Coast did not retain Mr. Tucker to negotiate the merger; the terms and conditions of the merger were negotiated directly by and between Gulf Coast and South Alabama.

           Mr. Tucker has delivered a written opinion to the Board of Directors of Gulf Coast, dated January 7, 2002, to the effect that the merger consideration to be received by the holders of Gulf Coast common stock pursuant to the merger agreement is fair, from a financial point of view, to such holders. The full text of the fairness opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and considerations on the review undertaken, is attached as Appendix B to this proxy statement and prospectus and is incorporated herein by reference. The description of such opinion set forth herein is qualified in its entirety by reference to Appendix B. The shareholders of Gulf Coast are urged to read the fairness opinion in its entirety in connection with their consideration of the proposed merger. The fairness opinion is directed only to the consideration to be received in the merger by the holders of Gulf Coast common stock and does not constitute a recommendation to any shareholder of Gulf Coast as to how such shareholder should vote at the special meeting to consider and vote upon the merger.

           In connection with his opinion Mr. Tucker reviewed, among other things: (i) the merger agreement; (ii) audited consolidated financial statements for Gulf Coast for the year ended December 31, 2000, unaudited consolidated financial statements for Gulf Coast for the nine months ending September 30, 2001 and 2000 and unaudited interim consolidated financial statements for Gulf Coast as of December 19, 2001; (iii) consolidated Reports of Condition and Income as of and for the years ending December 31, 1997-2000 for Wewahitchka State Bank; (iv) audited consolidated financial statements and management’s discussion and analysis of the financial condition and results of operations for South Alabama contained in its annual report to shareholders for the year ended December 31, 2000; (v) unaudited financial statements for South Alabama contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001; (vi) the views of executive management of Gulf Coast regarding past and current business operations, results thereof, financial condition and future prospects; (vii) a comparison of Gulf Coast’s recent operating results with those of certain peer group banks in Florida and banks in Florida which have recently been acquired or are in the process of being acquired; (viii) the financial terms of certain recent business combinations in the banking industry in Florida; (ix) certain financial and stock market information, including recent pricing and trading volume, for South Alabama, with similar information for certain other comparable bank holding companies the securities of which are publicly traded; (x) the terms of recent stock transactions in Gulf Coast’s common stock; (xi) the pro forma impact of the proposed merger on the financial condition of South Alabama; (xii) the current market environment generally and that within the banking industry in particular; and (xiii) such other information, financial analyses and financial, economic and market criteria as Mr. Tucker considered appropriate.

           In performing his review, Mr. Tucker assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial information, analyses and other information reviewed by and discussed with him, and he did not make an independent evaluation or appraisal of any of the specific assets, the collateral securing assets or the liabilities of Gulf Coast or South Alabama or any of their subsidiaries, or the collectibility of any such assets (relying, where relevant, on the analyses and estimates of Gulf Coast and South Alabama). Mr. Tucker did not review individual loan files of Gulf Coast or South Alabama nor otherwise evaluate the loan portfolios of their subsidiary banks for the purpose of assessing the adequacy of the allowance for loan losses, assuming that such allowances for both Gulf Coast and South Alabama are, in the aggregate, adequate to cover such losses. Mr. Tucker also assumed that there has been no material change in Gulf Coast’s or South Alabama’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted above and that Gulf Coast will remain a going concern for all periods relevant to Mr. Tucker’s analyses and that the conditions precedent in the merger agreement have not been waived.

           In rendering his fairness opinion, Mr. Tucker performed a variety of financial analyses, which are summarized in all material respects below. Mr. Tucker believes that his analyses should be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying the fairness opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description.

           In his analyses, Mr. Tucker made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of Gulf Coast and South Alabama. Any estimates contained in Mr. Tucker’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than such estimates.

           Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, neither Gulf Coast nor Mr. Tucker assumes responsibility for their accuracy. Mr. Tucker’s analyses should not be viewed as determinative of the opinion of the Board of Directors or executive management of Gulf Coast with respect to the value of Gulf Coast.

           The following is a summary of the analyses performed by Mr. Tucker in connection with the fairness opinion.

           Common Stock Trading History. No active or established public market for Gulf Coast’s common stock presently exists or is likely to develop in the foreseeable future. Mr. Tucker examined recent stock transactions in Gulf Coast’s common stock during the period of December 1, 1999 through September 30, 2001. On April 1, 2000, a total of 2,738 shares (approximately 5 percent of the then outstanding shares) of common stock of Wewahitchka State Bank were purchased from selling shareholders at a price of $147 per share by Gulf Coast and the Wewahitchka State Bank ESOP, in connection with the establishment of Gulf Coast as the holding company for Wewahitchka State Bank and the election by Gulf Coast and Wewahitchka State Bank to be treated as a Subchapter S corporation and Qualified Subchapter S Subsidiary, respectively. Prior to December 1999, the Wewahitchka State Bank ESOP purchased a number of shares of Wewahitchka State Bank common stock, at prices ranging from $68 per share in 1995 to $79 per share in 1999. As there exists no established market for Gulf Coast common stock, such prices may or may not be indicative of the market price of Gulf Coast common stock. Mr. Tucker noted that the market value of the per share consideration to be received by Gulf Coast’s shareholders in the proposed merger (provided the market price of South Alabama is between $8 and $12 per share) is $188.43, which exceeds the price paid by Gulf Coast and the Wewahitchka State Bank ESOP for shares of Wewahitchka State Bank common stock on April 1,

2000 by $41.43, or 28.18%. The merger consideration premium to market value was not compared to other selected merger transactions.

           Mr. Tucker also compared selected stock market results of South Alabama to the publicly available corresponding data of other composites which Mr. Tucker deemed to be relevant, including (i) the SNL Securities LC index of all publicly traded banks; (ii) the SNL Bank Index (banks with assets of $500 million to $1 billion), and (iii) the Dow Jones Banks Index. During the 12 month period ending December 31, 2001, the market price of South Alabama’s common stock appreciated 10.4%. During the same period, the Dow Jones Banks Index declined 4.0%, the SNL index of all publicly traded banks declined 1.8%, and the SNL Bank Index increased 26.2%. The closing market price of South Alabama common stock at December 31, 2001, as reflected on the NASDAQ Small Cap market, was $9.89 per share. This represents approximately 11.4 times reported 2000 earnings and 119.2% of book value as compared to the average of 12.3 times earnings and 143.2% of book value for all banks in the Southeast United States (as reported by SNL Securities).

           Analyses of Selected Merger Transactions. Mr. Tucker reviewed the financial terms of selected merger transactions involving Florida banks with transaction values ranging from $5.0 million to $40.0 million, to establish trends in merger pricing for comparable banks in the Florida market. The transactions selected consisted of acquisitions of twelve banking organizations with assets of less than $200 million which were completed (ten) or pending (two) between January 1, 2000 and December 31, 2001. From these twelve transactions, Mr. Tucker calculated the average and median transaction multiples for three subsets of transactions. The transaction pricing multiples calculated by Mr. Tucker included (i) price to latest twelve months net income; (ii) price to estimated net income for the period ending September 30, 2002; (iii) price to book value; (iv) price to tangible book value; (v) price to total deposits; and (vi) price to total assets. The criteria for the three subsets of transaction multiples were:

1.	Florida transactions based on total transaction value which were completed or pending during the period January 1, 2000 through December 31, 2001 (all twelve selected transactions);

2.	Total transaction value less than $12.0 million;

3.	Total transaction value less than $9.0 million and a return on average assets (ROAA) of less than 1.00%.

           From the subsets of transaction multiples, Mr. Tucker calculated a reference range of values for the Gulf Coast common stock by imputing the median multiples calculated for each subset of transactions to the September 30, 2001 financial statements of Gulf Coast. Based upon the median multiples for Subset (1), Mr. Tucker derived an imputed range of values per share of Gulf Coast common stock of $135.58 to $324.10. Based upon the median multiples for Subset (2), Mr. Tucker derived an imputed range of values per share of Gulf Coast common stock of $154.46 to $289.93. Based upon the median multiples for Subset (3), Mr. Tucker derived an imputed range of values per share of Gulf Coast common stock of $179.19 to $316.56.

           The following table sets forth certain information relating to the merger consideration and the three sets of transaction multiples discussed above.

Selected Florida Merger Transactions January 1, 2000 through December 31, 2001
	Per Share Merger Consideration	All Transactions		Less than $12 Million		Less than $9 Million + ROAA less than 1.00%
	($188.43)(1)	Average	Median	Average	Median	Average	Median
Price/LTM Net Income (2) Imputed Value Per Share	30.74	27.77 $170.22	27.14 $166.36	29.37 $180.03	30.92 $189.53	35.87 $219.87	35.87 $219.87
Price/Est.Net Income(3) Imputed Value Per Share	37.72	27.77 $138.72	27.14 $135.58	29.37 $146.72	30.92 $154.46	35.87 $179.19	35.87 $179.19
Price/Book Value (4) Imputed Value Per Share	163.00%	199.07 $230.13%	180.34 $208.48%	158.32 $183.02%	159.44 $184.31%	162.08 $187.37%	170.60 $197.22%
Price/Tangible Book Value (5) Imputed Value Per Share	163.00%	199.52 $230.65%	180.34 $208.48%	158.32 $183.02%	159.44 $184.31%	162.08 $187.37%	170.60 $192.22%
Price/Total Deposits(6) Imputed Value Per Share	11.25%	20.35 $340.85%	19.35 $324.10%	17.93 $300.32%	17.31 $289.93%	19.57 $327.78%	18.90 $316.56%
Price/Total Assets(7) Imputed Value Per Share	10.45%	17.67 $318.62%	17.44 $314.47%	15.63 $281.83%	15.17 $273.54%	16.86 $304.01%	16.64 $300.05%

__________________

(1)	Based upon a market price of South Alabama common stock between $8.00 and $12.00, determined pursuant to the terms of the merger agreement.
(2)	Based upon pro-forma earnings per share for the 12 months ended September 30, 2001.
(3)	Based upon estimated earnings per share for the projected 12 months ending September 30, 2002
(4)	Based upon book value per share of $115.60 at September 30, 2001
(5)	Based upon tangible book value of $115.60 at September 30, 2001
(6)	Based upon total deposits of $36.9 million at September 30, 2001
(7)	Based upon total assets of $39.7 million at September 30, 2001

           The analysis of the twelve transactions reviewed by Mr. Tucker yielded the following multiples and percentages of purchase price: (i) purchase price as a multiple of last twelve months earnings ranging from 12.5 times to 45.8 times last twelve months earnings (excluding three transactions in which the acquired entity had negative earnings), with an average of 27.8 times and a median of 27.1 times last twelve months earnings, compared with a multiple of 30.7 times Gulf Coast’s last twelve months pro-forma normalized average derived earnings as of September 30, 2001 in the proposed merger; (ii) purchase price as a percentage of book value ranging from 1.14 times book value to 3.10 times book value, with an average of 2.0 times book value and a median of 1.80 times book value, compared with a multiple of 1.63 times Gulf Coast’s book value as of September 30, 2001 in the proposed merger; (iii) purchase price as a percentage of total deposits ranging from 11.7% to 31.3% of total deposits, with an average of 20.4% and a median of 19.4%, compared with 11.2% of Gulf Coast’s total deposits as of September 30, 2001 in the proposed merger; (iv) purchase price as a percentage of total assets ranging between 10.7% and 25.1%, with an average of 17.7% and a median of 17.4%, compared with 10.5% of Gulf Coast’s total assets as of September 30, 2001 in the proposed merger.

           No company or transaction used in the analysis above is identical to Gulf Coast, South Alabama, or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Gulf Coast and South

Alabama and other factors that could affect the public trading value of the companies to which they are being compared.

           In each of the three subsets of transaction multiples discussed above, the value of the consideration to be received by Gulf Coast’s shareholders in the proposed merger was within the imputed range of values per share of the Gulf Coast common stock based on: (i) price/last twelve months (“LTM”) net income; (ii) price/estimated net income; (iii) price/book value; and (iv) price/tangible book value. The consideration was outside the range of values based on price/total deposits and price/total assets, due principally to Gulf Coast’s below-peer group equity capital ratios. As of September 30, 2001, Gulf Coast’s equity capital/total assets ratio was 6.4% compared to an average of 9.14% and a median of 8.7% for the twelve transactions reviewed. Price/deposits and price/assets ratios, in and of themselves, are generally not meaningful methods of determining transaction value, nor are they material to the fairness, from a financial point of view, of the merger consideration to be received by Gulf Coast’s shareholders. Generally, price/earnings ratios are more important to an acquirer since the acquirer is most concerned with the seller’s earnings capacity. Price/earnings ratios also vary, particularly when the seller’s earnings are extremely high or low relative to the industry. Price/book value multiples vary depending upon, among other things, the amount of equity employed by the seller. They tend to decline as equity rises, and increase when equity decreases.

           Discounted Dividend Stream and Terminal Value Analysis. Using a discounted dividend stream and terminal value analysis, Mr. Tucker estimated the future stream of dividend flows that Gulf Coast could produce through the year 2005 under various circumstances, assuming Gulf Coast performed in accordance with earnings forecasts and certain variations of the forecasts (including variations with respect to asset growth rates, changes in interest rates and net interest rate spreads), and maintained a tangible equity to asset ratio of not less than 6.0%. To estimate the terminal value of the Gulf Coast common stock at the end of the five-year period, Mr. Tucker applied price to earnings multiples ranging from 12 times to 22 times and applied multiples of tangible book value ranging from 1.00 to 2.25. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 12% to 18%). The discount range was chosen to reflect different assumptions regarding the required rates of return of holders of Gulf Coast common stock. This analysis indicated a range of values of between $135.13 and $159.85 per share of Gulf Coast common stock, compared to the market value of the per share consideration to be received by Gulf Coast’s shareholders in the proposed merger (provided the market price of South Alabama is between $8 and $12 per share) of $188.43.

           Pro Forma Merger Analysis-Regulatory Capital. Mr. Tucker reviewed Gulf Coast’s and South Alabama’s consolidated risk-based capital ratios as of September 30, 2001. After giving effect to the merger and interim period operations, Mr. Tucker noted that the pro forma capital ratios of South Alabama would continue to be significantly above the requirements to be deemed “well capitalized” by bank regulators and significantly above regulatory agency minimums.

           Compensation to Mr. Tucker. Pursuant to an engagement letter dated December 27, 2001 between Gulf Coast and Mr. Tucker, Gulf Coast agreed to pay Mr. Tucker a fee of $6,000 for rendering his fairness opinion relating to the proposed merger. Gulf Coast also agreed to indemnify and hold harmless Mr. Tucker and his employees and agents against certain liabilities, including liabilities under securities laws, in connection with his services under the engagement letter.

           Based on the results of the various analyses described above, Mr. Tucker concluded that the consideration to be received by Gulf Coast shareholders in connection with the proposed merger is fair, from a financial point of view, to such shareholders.

Effective Time of The Merger

           After all conditions to the merger are satisfied or waived, the merger will become effective when South Alabama files certain articles with the Secretaries of State of Alabama and Florida. The effective time of the merger will occur on the date and at the time that the articles are filed and declared effective. Unless otherwise agreed upon by South Alabama and Gulf Coast, and subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the merger, the parties will use their reasonable efforts to cause the effective time of the merger to occur as soon as practicable after the last to occur of the following events: (1) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the merger and (2) the date on which the merger agreement is approved by the requisite vote of Gulf Coast shareholders; or such later date within 30 days thereof as may be specified by South Alabama.

           No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the merger can or will be satisfied. South Alabama and Gulf Coast anticipate that all conditions to consummation of the merger will be satisfied so that the merger can be consummated during the first quarter of 2002. However, delays in the consummation of the merger may occur.

           The board of directors of either South Alabama or Gulf Coast generally may terminate the merger agreement if the merger is not consummated by June 30, 2002, unless the failure to consummate by that date is the result of a breach of the merger agreement by the party seeking termination. See “— Conditions to Consummation of the Merger” and “— Waiver, Amendment and Termination of the Merger Agreement.”

Distribution of South Alabama Stock Certificates And Payment For Fractional Shares

           Promptly after the merger is completed, each former Gulf Coast shareholder will be mailed a form letter of transmittal and instructions for the exchange of the certificates representing shares of Gulf Coast common stock for certificates representing shares of South Alabama common stock.

           Gulf Coast shareholders should not send in their certificates until they receive the form letter of transmittal and instructions. After you surrender to the exchange agent certificates for Gulf Coast common stock with a properly completed letter of transmittal, the exchange agent will mail you a certificate or certificates representing the number of shares of South Alabama common stock to which you are entitled and a check for the amount to be paid instead of any fractional share, without interest. South Alabama will not be obligated to deliver the consideration to you, as a former Gulf Coast shareholder, until you have surrendered your Gulf Coast common stock certificates.

           After the effective time of the merger, to the extent permitted by law, Gulf Coast shareholders of record as of the effective time will be entitled to vote at any meeting of holders of South Alabama common stock the number of whole shares of South Alabama common stock into which their Gulf Coast common stock has been converted, regardless of whether such shareholders have surrendered their Gulf Coast common stock certificates.Beginning six months after the effective time of the merger, no dividend or other distribution payable after the effective time of the merger with respect to South Alabama common stock, however, will be paid to the holder of any unsurrendered Gulf Coast certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions will be delivered to such shareholder, in each case without interest.

             After the effective time of the merger, a Gulf Coast shareholder will be unable to transfer shares of Gulf Coast common stock. If certificates representing shares of Gulf Coast common stock are presented for transfer after the effective time of the merger, they will be canceled and exchanged for the shares of South Alabama common stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

Conditions to Consummation of The Merger

Consummation of the merger is subject to a number of conditions, including, but not limited to:

.	approval from the Board of Governors of the Federal Reserve System (which has [not yet] been granted) and the expiration of all applicable waiting periods associated with such approval, without any conditions or restrictions (including requirements relating to the raising of additional capital or the disposition of assets or deposits) that would, in the reasonable judgment of either party’s board of directors, so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement as to render inadvisable the consummation of the merger;

.	approval from the Florida Department of Banking & Finance (which has [not yet] been granted);

.	the approval by the holders of the requisite number of shares of Gulf Coast common stock;

.	the absence of any action by any court or governmental authority restricting, prohibiting, or making illegal the consummation of the merger and the other transactions contemplated by the merger agreement;

.	the receipt of a satisfactory opinion of counsel that the merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code, with the effects described under “––Federal Income Tax Consequences of the Merger,” including, among others, that the exchange of Gulf Coast common stock for South Alabama common stock will not give rise to recognition of gain or loss to Gulf Coast shareholders, except to the extent of any cash received.

           Consummation of the merger also is subject to the satisfaction or waiver of various other conditions specified in the merger agreement which are customary in transactions of this nature, including, among others: (1) obtaining necessary consents and permits, (2) the delivery by South Alabama and Gulf Coast of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the merger agreement and (3) as of the effective time of the merger, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.

Regulatory Approvals

           South Alabama must receive certain regulatory approvals before the merger can be completed. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. It is also possible that any such approval may be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the merger agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

           South Alabama and Gulf Coast are not aware of any material governmental approvals or actions that are required for consummation of the merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

           The merger requires the prior approval of the Federal Reserve Board, pursuant to Section 3 of the Bank Holding Company Act of 1956. In granting its approval under Section 3 of the Bank Holding Company Act, the Federal Reserve Board must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve Board from approving the merger (1) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (2) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve Board finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Holding Company Act, the merger may not be consummated until the 30th day following the date of Federal Reserve Board approval, which may be shortened by the Federal Reserve Board to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve Board’s approval, unless a court specifically orders otherwise.

           The merger also is subject to approval by the Florida Department of Banking and Finance.

           The Federal Reserve Board has [not] issued its approval of the merger, and the waiting period has [not] expired. The Florida Department of Banking and Finance has [not] issued its approval of the merger.

Waiver, Amendment and Termination of The Merger Agreement

           Prior to or at the effective time of the merger, and to the extent permitted by law, any requirement of the merger agreement generally may be (1) waived by the party benefitted by the requirement or (2) amended by a written agreement between South Alabama and Gulf Coast approved by their respective boards of directors; provided, however, that after approval by the Gulf Coast shareholders, no amendment that pursuant to the Florida Business Corporation Act requires further approval of the Gulf Coast shareholders, including decreasing the consideration to be received by Gulf Coast shareholders, may be made without the further approval of such shareholders.

           The merger agreement may be terminated, and the merger abandoned, at any time prior to the effective time of the merger, either before or after approval by Gulf Coast shareholders, under certain circumstances, including:

.	by mutual consent of the boards of directors of South Alabama and Gulf Coast;

.	by the board of directors of either party, in the event of any inaccuracy in any representation or warranty by the other party which meets certain standards specified in the merger agreement and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party;

.	by the board of directors of either party, in the event of a breach by the other party of any covenant or agreement included in the merger agreement that cannot be cured within 30 days after giving notice to the breaching party; and

.	by the board of directors of either party (provided that the terminating party is not then in material breach of the terms of the merger agreement) upon final denial of any required consent of any regulatory authority, if such denial is nonappealable or was not appealed within the time limit for appeal;

.	by the board of directors of either party (provided that the terminating party is not then in material breach of the terms of the merger agreement) if the holders of the requisite number of shares of Gulf Coast common stock fail to approve the merger agreement at the shareholders meeting;

.

by the board of directors of either party in the event the market price of South Alabama common stock is less than $6.00 per share or more than $15.00 per share (unless the market price of South Alabama common stock is more than $15.00 per share after a proposal to acquire all or substantially all of the equity in or assets of South Alabama has been publicly announced and is pending or has been consummated) and the parties are unable to agree on an alternate exchange ratio;

.

by the board of directors of either party if the merger shall not have been consummated by June 30, 2002, but only if the failure to consummate the merger by such date has not been caused by the terminating party’s breach of the merger agreement;

.	by the board of directors of either party in the event that any of the conditions precedent to the obligations of such party to consummate the merger cannot be satisfied or fulfilled by June 30, 2002;

.	by the board of directors of Gulf Coast if the market price of South Alabama common stock is from $6.00 to $6.99 or from $14.01 to $15.00, Gulf Coast elects to attempt to renegotiate the exchange ratio and the parties are unable to agree on an alternate exchange ratio.

           If the merger agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the merger agreement giving rise to such termination.

Conduct of Business Pending The Merger

           Each of Gulf Coast and South Alabama generally has agreed to operate its business only in the usual, regular, and ordinary course, and to preserve intact its business organizations and assets and maintain its rights and franchises. Each has also agreed to take no action which would materially adversely affect the ability of either party to obtain any consents required for the merger or to perform its covenants and agreements under the merger agreement and to consummate the merger. The foregoing does not prevent South Alabama or any subsidiary of South Alabama from discontinuing or disposing of any of its assets or business, nor is South Alabama prevented from acquiring or agreeing to acquire any other entity or any assets thereof, if such action is, in the judgment of South Alabama, desirable in the conduct of the business of South Alabama and its subsidiaries. In addition, the merger agreement includes certain other restrictions applicable to the conduct of the business of Gulf Coast prior to consummation of the merger, as described below.

           Gulf Coast has agreed not to take certain actions relating to the operation of its business pending consummation of the merger without the prior written consent of South Alabama, which South Alabama has agreed shall not be unreasonably withheld. The actions Gulf Coast has agreed not to take are in the general categories of:

.	amending its articles of incorporation, bylaws, or other governing instruments;

.	incurring indebtedness (except in the ordinary course of business consistent with past practices);

.	acquiring any of its outstanding shares or making distributions in respect to its outstanding shares;

.	issuing additional securities;

.	reclassifying capital stock or selling or encumbering assets;

.	acquiring or investing in other entities;

.	increasing employees’ salaries and benefits or accelerating the vesting of any stock–based compensation or employee benefits;

.	entering into or amending employment contracts;

.	adopting employee benefit plans or amending existing plans;

.	changing accounting methods or practices;

.	commencing or settling litigation; or

.	entering into or terminating material contracts.

            The specific agreements not to take certain actions of such character, including the exceptions and contractually permitted actions, are set forth in the merger agreement, which is attached as Appendix A. See Article 7 of the merger agreement.

            In addition, Gulf Coast has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. Gulf Coast also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its board of directors. In addition, Gulf Coast has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

            South Alabama has agreed that it and its subsidiaries will continue to conduct their respective businesses in a manner designed in their reasonable judgment to enhance the long term value of the South Alabama common stock and their business prospects and to the extent consistent therewith to use all reasonable efforts to preserve intact South Alabama’s and its subsidiaries’ core businesses and goodwill. In addition, South Alabama has agreed not to take certain actions relating to the operation of its business pending consummation of the merger without the prior written consent of Gulf Coast, which Gulf Coast has agreed shall not be unreasonably withheld. The actions South Alabama has agreed not to take are in the general categories of:

.	failing to timely file any report required to be filed by it with regulatory authorities, including the Securities Exchange Commission;

.	taking any action which would cause the South Alabama common stock to cease to be traded on the Nasdaq Stock Market;

.	taking any action which would materially adversely affect the ability of South Alabama or Gulf Coast to obtain any consents required for the merger;

.	taking any action which would materially adversely affect the ability of South Alabama or Gulf Coast to perform its covenants and agreements under the merger agreement; or

.	amending its Articles of Incorporation or Bylaws in a manner adverse to, and that discriminates against, the holders of Gulf Coast common stock.

Management Following The Merger

           Upon consummation of the merger, the present officers and directors of South Alabama will retain their respective positions with South Alabama. Information pertaining to the directors and executive officers of South Alabama, executive compensation, certain relationships and related transactions, and other related matters is included in South Alabama’s Annual Report on Form 10–K for the year ended December 31, 2000, incorporated herein by reference. See “WHERE YOU CAN FIND MORE INFORMATION.”

Interests of Certain Persons in The Merger

           South Alabama has agreed to indemnify the present and former directors, officers, employees, and agents of Gulf Coast and its subsidiaries against certain liabilities arising out of actions or omissions occurring at or prior to the time the merger becomes effective (including the merger) to the full extent permitted under Florida law and Gulf Coast’s articles of incorporation and bylaws.

           The merger agreement also provides that, after the effective time of the merger, South Alabama will provide generally to officers and employees of Gulf Coast and its subsidiaries who, at or after the effective time, become officers or employees of South Alabama or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of South Alabama common stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by South Alabama and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with Gulf Coast or its subsidiaries prior to the effective time of the merger will be treated as service with South Alabama or its subsidiaries. The merger agreement further provides that South Alabama will cause Gulf Coast to honor all employment, severance, consulting, and other compensation contracts previously disclosed to South Alabama between Gulf Coast or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the effective time of the merger under Gulf Coast’s benefit plans.

           South Alabama has also agreed to offer one year employment contracts at present salary and benefit levels and terminable only for cause to the following officers and directors of Gulf Coast: Jerald D. Gaskin, William C. Sumner and Carolyn M. Husband.

Dissenting Shareholders

           Pursuant to the pertinent provisions of the Florida Business Corporation Act governing dissenters’ rights, if the merger is consummated, any holder of record of Gulf Coast common stock who (1) gives to Gulf Coast, prior to the vote at the special meeting with respect to the approval of the merger agreement, written notice of such holder’s intent to demand payment for such holder’s shares if the merger is consummated, and (2) does not vote in favor of the merger agreement, shall be entitled to receive, upon compliance with the statutory requirements summarized below, the fair value of such holder’s shares as of the close of business on the day prior to the special meeting, excluding any appreciation or depreciation in anticipation of the merger. A copy of the pertinent provisions of the Florida Business Corporation Act is reproduced as Appendix C to this proxy statement and prospectus.

           A shareholder of record may assert dissenters’ rights as to fewer than all the shares registered in such holder’s name. The rights of a partial dissenter are determined as if the shares as to which such holder dissents and such holder’s other shares were registered in the names of different shareholders.

           The written objection requirement referred to above will not be satisfied under the Florida statutory provisions by merely voting against approval of the merger agreement by proxy or in person at the special meeting. Any holder of Gulf Coast common stock who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the transaction and will not be entitled to assert dissenters’ rights of appraisal. In addition to not voting in favor of the merger agreement, a shareholder wishing to preserve the right to dissent and seek appraisal must give a separate written notice of such holder’s intent to demand payment for such holder’s shares if the merger is effected, as provided by statute and described in this summary of the statute.

           Any written objection to the merger agreement satisfying the requirements discussed above should be addressed as follows: if by mail, Gulf Coast Community Bancshares, Inc., Post Office Box 100, Wewahitchka, Florida 32465, Attention: Carolyn M. Husband, Corporate Secretary; if by hand, Gulf Coast Community Bancshares, Inc., 125 North Highway 71, Wewahitchka, Florida, Attention: Carolyn M. Husband, Corporate Secretary

           If the merger is approved at the special meeting, the “Corporation” (referring to Gulf Coast prior to the effective date of the merger or South Alabama as the surviving corporation after the effective date of the merger, as the case may be) must deliver a written notice of such approval to all holders of Gulf Coast common stock who satisfied the foregoing requirements within 10 days of such approval.

           Any shareholder who receives such notice and elects to dissent must file with the Corporation, within 20 days after the giving of such notice by the Corporation, a notice of election to dissent, stating the shareholder’s name and address, the number, classes, and series of shares as to which such holder dissents, and a demand for payment of the fair value of such holder’s shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit such holder’s certificates for certificated shares with the Corporation simultaneously with the filing of the election to dissent.

           Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after the merger is completed, whichever is later (but in no case later than 90 days from the date of the shareholders’ approval), the Corporation shall make a written offer to each dissenting shareholder who has made demand, as described in the preceding paragraph, to pay an amount the Corporation estimates to be the fair value for such shares. If the merger has not been consummated before the expiration of the 90–day period after the date of shareholders’ approval, the offer may be made conditional upon the consummation of the merger. Such notice and offer must be accompanied by certain financial information specified by statute.

           If within 30 days after the making of such offer any shareholder accepts the offer, payment for such holder’s shares shall be made within 90 days after the making of such offer or the consummation of the merger, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

           If the Corporation fails to make such offer within the period specified therefor or if it makes the offer and any dissenting shareholder or shareholders fail to accept the offer within the period of 30 days thereafter, then the Corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which the merger was completed, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Gulf County, Florida requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the Corporation requests the court to make such determination, is entitled to receive payment for such holder’s shares.

           If the Corporation fails to institute the proceeding as just described, any dissenting shareholder may do so in the name of the Corporation. All dissenting shareholders (whether or not residents of Florida), other than shareholders who have agreed with the Corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The Corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder in the manner specified by statute.

           The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the Corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof.

           The Corporation shall pay each dissenting shareholder the amount found to be due such holder within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

           The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the Corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the Corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the Corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

           The foregoing is a summary of the material rights of a dissenting shareholder of Gulf Coast, but is qualified in its entirety by reference to the pertinent provisions of the Florida Business Corporation Act, included in Appendix C to this proxy statement and prospectus. Any Gulf Coast shareholder who intends to dissent from approval of the merger agreement should carefully review the text of such provisions and should also consult with such holder’s attorney. No further notice of the events giving rise to dissenters’ rights or any steps associated therewith will be furnished to Gulf Coast shareholders, except as indicated above or otherwise required by law.

           Any dissenting Gulf Coast shareholder who perfects such holder’s right to be paid the value of such holder’s shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See “— Federal Income Tax Consequences of the Merger.”

Federal Income Tax Consequences of The Merger

           The following is a discussion of the material federal income tax consequences of the merger to holders of Gulf Coast common stock. This discussion may not apply to special situations, such as Gulf Coast shareholders, if any, who hold Gulf Coast common stock other than as a capital asset, who received Gulf Coast common stock upon the exercise of employee stock options or otherwise as compensation, who hold Gulf Coast common stock as part of a “straddle” or “conversion transaction,” or who are insurance companies, securities dealers, financial institutions or foreign persons, and does not discuss any aspects of state, local, or foreign taxation. This discussion is based upon laws, regulations, rulings and decisions now in effect and on proposed regulations, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action, or judicial decision. No ruling has been or will be requested from the Internal Revenue Service on any matter relating to the tax consequences of the merger.

           Consummation of the merger is conditioned upon receipt by South Alabama and Gulf Coast of an opinion from Hand Arendall, L.L.C., counsel to South Alabama, concerning the material federal income tax consequences of the merger. Based upon the assumption that the merger is consummated in accordance with the merger agreement and upon factual statements and factual representations made by South Alabama and Gulf Coast, it is such firm’s opinion that:

           1.            The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and Gulf Coast and South Alabama will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

           2.            No gain or loss will be recognized by South Alabama on receipt of Gulf Coast’s assets in exchange for South Alabama Common Stock, and Gulf Coast will recognize no gain or loss upon the transfer of its assets to South Alabama in exchange solely for South Alabama Common Stock and the assumption by South Alabama of the liabilities of Gulf Coast.

           3.            The basis of Gulf Coast’s assets in the hands of South Alabama will, in each case, be the same as the basis of those assets in the hands of Gulf Coast immediately prior to the transaction.

           4.            The holding period of the assets of Gulf Coast in the hands of South Alabama will, in each case, include the period during which such assets were held by Gulf Coast.

           5.            The shareholders of Gulf Coast will recognize no gain or loss upon the exchange of their Gulf Coast Common Stock solely for shares of South Alabama Common Stock.

          6.            The basis of the South Alabama Common Stock received by the Gulf Coast shareholders in the proposed transaction will, in each instance, be the same as the basis of the Gulf Coast Common Stock surrendered in exchange therefor.

           7.            The holding period of the South Alabama Common Stock received by the Gulf Coast shareholders will, in each instance, include the period during which the Gulf Coast Common Stock surrendered in exchange therefor was held, provided that the Gulf Coast Common Stock was held as a capital asset on the date of the exchange.

           8.            The payment of cash to Gulf Coast shareholders in lieu of fractional share interests of South Alabama Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by South Alabama. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code.

           9.            Where solely cash is received by a Gulf Coast shareholder in exchange for his Gulf Coast Common Stock pursuant to the exercise of dissenters’ rights, such cash will be treated as having been received in redemption of his Gulf Coast Common Stock, subject to the provisions and limitations of Section 302 of the Code.

           The tax opinion does not address any state, local, foreign, or other tax consequences of the merger. Gulf Coast shareholders should consult their own tax advisors with respect to the tax consequences of the proposed transaction to them individually, including tax reporting requirements and tax consequences under state, local, and foreign law.

Accounting Treatment

           The merger will be accounted for as a “purchase,” as that term is used pursuant to generally accepted accounting principles, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Gulf Coast as of the effective time of the merger will be recorded at their estimated respective fair values and added to those of South Alabama. Financial statements of South Alabama issued after the effective time will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of Gulf Coast.  Any excess of the cost of Gulf Coast over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Under accounting standard SFAS No. 142, a core deposit intangible is separated from goodwill and amortized over its remaining useful life. The remaining goodwill intangible is not subject to amortization and will be periodically evaluated for possible impairment, with any resulting impairment losses included in operating income. South Alabama will include in its consolidated results of operations the results of Gulf Coast’s operations after the merger is completed.

Expenses And Fees

           The merger agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that South Alabama will bear and pay the filing fees and the printing costs incurred in connection with the printing of this proxy statement and prospectus.

Resales of South Alabama Common Stock

           The South Alabama common stock to be issued to Gulf Coast shareholders in the merger has been registered under the Securities Act of 1933. All shares of South Alabama common stock received by shareholders of Gulf Coast in the merger will be freely transferable after the merger by those shareholders of Gulf Coast who are not considered to be “affiliates” of Gulf Coast. “Affiliates” generally are defined as persons or entities who control, are controlled by, or are under common control with Gulf Coast at the time of the special meeting (generally, executive officers, directors and 10% or greater shareholders). Affiliates may not sell shares of South Alabama common stock acquired in connection with the merger, except pursuant to an effective registration statement under the Securities Act or in compliance with Rule 145 promulgated under the Securities Act or in accordance with a legal opinion satisfactory to South Alabama that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

           Rule 145 promulgated under the Securities Act restricts the sale of South Alabama common stock received in the merger by affiliates and certain of their family members and related interests. Under the rule, during the one–year period following the effective time of the merger, affiliates of Gulf Coast may resell publicly the South Alabama common stock received by them in the merger subject to certain limitations as to the amount of South Alabama common stock sold in any three–month period and as to the manner of sale, and subject to the timeliness of South Alabama’s periodic reporting obligations with the Securities and Exchange Commission. After the one–year period and within two years following the effective time of the merger, affiliates of Gulf Coast who are not affiliates of South Alabama may effect such resales subject only to the timeliness of South Alabama’s periodic reporting requirements. After two years, such affiliates of Gulf Coast who are not affiliates of South Alabama may resell their shares without restriction. Persons who are affiliates of South Alabama after the effective time of the merger may publicly resell the South Alabama common stock received by them in the merger subject to similar limitations and subject to certain filing requirements specified in SEC Rule 144. Affiliates will receive additional information regarding the effect of Rule 145 on their ability to resell South Alabama common stock received in the merger. Affiliates also would be permitted to resell South Alabama common stock received in the merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This proxy statement and prospectus does not cover any resales of South Alabama common stock received by persons who may be deemed to be affiliates of Gulf Coast or South Alabama.

           Each person whom Gulf Coast reasonably believes will be an affiliate of Gulf Coast has delivered to South Alabama a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any South Alabama common stock to be received by such person upon consummation of the merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

Termination Of Gulf Coast Shareholders’ Agreement

           The shareholders of Gulf Coast are parties to that certain Shareholders’ Agreement, dated as of April 1, 2001, the purpose of which is to protect the continuing eligibility of Gulf Coast to be a corporation taxed pursuant to Subchapter S of the Internal Revenue Code of 1986, as amended. If the merger is consummated, South Alabama, a “C” corporation, will acquire all of the issued and outstanding shares of Gulf Coast common stock, with the result that Gulf Coast and Wewahitchka State Bank will no longer be eligible for federal income tax treatment under Subchapter S of the Internal Revenue Code, since “S” corporations may not have shareholders that are themselves “C” corporations.

           The Gulf Coast Shareholders’ Agreement safeguards the Subchapter S eligibility of Gulf Coast by, among other things, prohibiting any transfer of shares of Gulf Coast common stock to an entity that is not an eligible holder of “S” corporation stock, such as South Alabama. Therefore, the Board of Directors of Gulf Coast believes that, in order to consummate the merger, it is necessary to terminate the Gulf Coast Shareholders’ Agreement effective upon the effective time of the merger. Therefore, contemporaneously with the distribution of this proxy statement and prospectus, the Board of Directors of Gulf Coast has sought the written consent of the shareholders of Gulf Coast to terminate the Shareholders’ Agreement. The Shareholders’ Agreement may be terminated by the written agreement of shareholders owning a majority of the outstanding shares of Gulf Coast common stock. A consent form has been distributed to the shareholders for this purpose.

           The Board of Directors requests that the shareholders indicate on the consent form their agreement to terminate the Shareholders’ Agreement effective upon the effective time of the merger, and return such consent form to Gulf Coast in the envelope provided. If shareholders owning a majority of the outstanding shares of Gulf Coast common stock approve in writing the termination of the Shareholders’ Agreement, then, if the merger is approved by the requisite vote of the shareholders and is subsequently consummated, the Shareholders’ Agreement will be terminated effective upon the effective time of the merger. If the shareholders do not approve the merger, or if the merger is not consummated for any reason, then the Shareholders’ Agreement will not be terminated. The executive officers and directors of Gulf Coast, who together owned 3,871 shares or 17.58 percent of the outstanding shares of Gulf Coast voting common stock as of the record date, intend to approve the termination of the Shareholders’ Agreement if the requisite shareholder vote approving the merger is obtained. Additionally, the trustees of the Wewahitchka State Bank ESOP, which held 11,540 shares or 52.40 percent of the outstanding shares of Gulf Coast voting common stock as of the record date, intend to approve the termination of the Shareholders’ Agreement if the requisite vote approving the merger is obtained. Accordingly, if the requisite shareholder vote approving the merger is obtained, then termination of the Shareholders’ Agreement is assured. Nonetheless, we encourage you to complete the enclosed consent form and return it promptly to Gulf Coast.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Market Prices

           South Alabama. The South Alabama common stock is traded on the Nasdaq Small Cap Stock Market under the symbol “SABC.” The following table sets forth the high and low closing sale prices for the South Alabama common stock. The stock prices do not include retail mark-up, mark-down or commissions. Trades have generally occurred in small lots, and the prices quoted are not necessarily indicative of the market value of a substantial block.

Closing Sales Prices Per Share
		High	Low
2001	First Quarter Second Quarter Third Quarter	$ 15.00 14.75 11.31	$ 8.31 10.20 9.50
2000	First Quarter Second Quarter Third Quarter Fourth Quarter	13.00 11.00 10.63 10.00	9.13 9.50 7.38 7.88
1999	First Quarter Second Quarter Third Quarter Fourth Quarter	16.50 14.25 14.91 14.00	13.67 12.50 12.25 12.13

           On November 1, 2001, the last business day prior to public announcement that South Alabama and Gulf Coast had agreed in principle to combine, and on December 6, 2001, the last business day prior to the execution of the Merger Agreement, the closing sales prices per share of South Alabama common stock, as reported on NASDAQ, were $9.50 and $9.99, respectively.

           Gulf Coast shareholders should obtain current market quotations for South Alabama Common Stock.

           Gulf Coast. There has been no active or established public trading market for the common stock of Gulf Coast, and, accordingly, there is no published information with respect to market prices of Gulf Coast common stock. Management is aware that shares of Gulf Coast’s common stock (or of Wewahitchka State Bank’s common stock prior to April 1, 2000, when Gulf Coast acquired all of the issued and outstanding common stock of Wewahitchka State Bank) were sold in private transactions during the past seven years at prices ranging from $68 per share in 1995 to $79 per share in 1999, although sales may have taken place of which, and at prices at which, management is unaware. The most recent sale of which management is aware occurred on April 1, 2000, when Gulf Coast and the Wewahitchka State Bank ESOP, in connection with the establishment of Gulf Coast as the holding company for Wewahitchka State Bank and the election by Gulf Coast and Wewahitchka State Bank to be treated as a Subchapter S corporation and Qualified Subchapter S Subsidiary, respectively, purchased a total of 2,738 shares of Wewahitchka State Bank at a price of $147 per share. Such price may or may not reflect the market price of Gulf Coast common stock, and the Board of Directors of Gulf Coast makes no representation to that effect.

Dividends

           South Alabama declared regular quarterly cash dividends per share totaling $.355 in 1999, $.40 in 2000, and $.44 in 2001. In January 2002, South Alabama’s board increased its dividend for the first quarter of 2002 to $.12, which equates to $.48 per year. During the past three years, Gulf Coast has declared cash dividends of $3.00 per share in 1999, $3.50 per share in 2000, and no dividends in 2001. Future dividends on shares of South Alabama (assuming the merger is consummated) or of both South Alabama and Gulf Coast (assuming the merger is not consummated) will depend on their respective earnings, financial condition and other relevant factors, including governmental policies and regulations. See “SUPERVISION AND REGULATION — Payment of Dividends.”

DESCRIPTION OF SOUTH ALABAMA CAPITAL STOCK

           South Alabama’s Articles of Incorporation currently authorize the issuance of 20,000,000 shares of common stock, $0.01 par value, and up to 500,000 shares of preferred stock. As of the date of this proxy statement and prospectus, shares of South Alabama common stock are issued and outstanding, and no preferred stock has been issued. In addition, approximately 358,000 shares of South Alabama common stock are subject to acquisition through the exercise of options under South Alabama’s Compensation Plan. The capital stock of South Alabama does not represent or constitute a deposit account and is not insured by the FDIC, the Bank Insurance Fund, the Savings Association Insurance Fund or any governmental agency.

           All of the South Alabama common stock outstanding is, and all South Alabama common stock to be issued in connection with the merger will be, fully paid and non-assessable. No South Alabama common stock is subject to call.

           South Alabama common stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the South Alabama Board of Directors may deem advisable, subject to such limitations as may be set forth in the law of the State of Alabama or in regulations or orders applicable to South Alabama and its subsidiaries. South Alabama Trust Company, Inc., is the Registrar and Transfer Agent for shares of South Alabama common stock.

           Holders of South Alabama common stock are entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by South Alabama’s Board of Directors. South Alabama has the right to, and may, from time to time, enter into borrowing arrangements or issue debt instruments the provisions of which may contain restrictions on payment of dividends or other distributions on South Alabama common stock. As of the date of this proxy statement and prospectus, no such restrictions are in effect.

           In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of South Alabama, after distribution in full of the preferential amounts, if any, to be distributed to holders of South Alabama’s preferred stock, should any be issued, holders of South Alabama common stock will be entitled to receive all of the remaining assets of South Alabama of whatever kind available for distribution to shareholders ratably in proportion to the number of shares of South Alabama common stock held. The South Alabama Board of Directors may distribute in kind to the holders of South Alabama common stock such remaining assets of South Alabama or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of South Alabama common stock. Neither the merger or consolidation of South Alabama into or with any other corporation, nor the merger of any other corporation into it, nor any purchase or redemption of shares of stock of South Alabama of any class, shall be deemed to be a dissolution, liquidation or a winding-up of South Alabama for purposes of this paragraph.

           Because South Alabama is a holding company, its rights and the rights of its creditors and shareholders, including the holders of South Alabama common stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary’s creditors except to the extent that South Alabama itself may be a creditor having recognized claims against such subsidiary.

           Except as provided by law, each holder of South Alabama common stock shall have one vote on all matters voted upon by shareholders with respect to each share of South Alabama common stock held. Holders of South Alabama common stock do not have cumulative voting rights in the election of directors.

           Holders of South Alabama common stock are not entitled to preemptive rights with respect to any shares or other securities of South Alabama which may be issued.

           South Alabama’s Articles of Incorporation permit the issuance of preferred stock in one or more series having such voting powers and other terms and conditions, as may be determined in the discretion of the South Alabama Board of Directors.

EFFECT OF MERGER ON RIGHTS OF SHAREHOLDERS

           As a result of the merger, holders of Gulf Coast common stock will be exchanging their shares of a Florida corporation governed by the Florida Business Corporation Act and Gulf Coast’s Articles of Incorporation, and Bylaws, for shares of South Alabama, an Alabama corporation, governed by the Alabama Business Corporation Act and South Alabama’s Articles of Incorporation, and Bylaws. Certain significant differences exist between the rights of Gulf Coast shareholders and those of South Alabama shareholders. The material differences are summarized below. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the Florida Business Corporation Act and the Alabama Business Corporation Act, as well as to South Alabama’s Articles of Incorporation and Bylaws, and Gulf Coast’s Articles of Incorporation and Bylaws.

Authorized Capital Stock

           South Alabama’s Articles of Incorporation authorize the issuance of up to 20,000,000 shares of South Alabama common stock ($0.01 par value each), and 500,000 shares of preferred stock (no par value), of which ________________ shares of South Alabama common stock were issued and outstanding as of ______________.

           Gulf Coast’s Articles of Incorporation authorize the issuance of up to 100,000 shares of capital stock which includes 50,000 shares of Gulf Coast voting common stock ($5.00 par value each), of which 22,025 shares were issued and outstanding as of ___________ ___, 2002, and 50,000 shares of Gulf Coast non–voting common stock ($5.00 par value each), of which no shares were issued and outstanding as of ___________ ___, 2002.

Required Shareholder Votes

           South Alabama’s Articles of Incorporation provide that the vote of 75% or more of the shares entitled to vote will be required to approve any merger or consolidation of South Alabama with or into any other “related” corporation or the sale, lease, exchange or other disposition of a substantial part (20%) of South Alabama’s assets to such a related corporation, if the related corporation or its affiliates are the beneficial owners of 5% or more of the outstanding capital stock of South Alabama. The above 75% vote requirement does not apply if (i) a 75% vote of the directors is obtained or (ii) South Alabama owns 50% or more of the voting stock of such related corporation.

           Gulf Coast’s Articles of Incorporation and Bylaws contain no similar provision.

Action by Written Consent

           The ABCA provides that shareholders may take action without a meeting if consent in writing to such action is signed by all of the shareholders entitled to vote on the action, unless otherwise provided in the

Articles of Incorporation. South Alabama’s Articles of Incorporation prohibit shareholder action by unanimous written consent.

           The Bylaws of Gulf Coast provide that Gulf Coast’s shareholders may take action without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding shares of each voting group entitled to vote on it having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote were present and voted. In order to be effective, such action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote, and delivered to Gulf Coast.

Amendment of Articles of Incorporation

           South Alabama’s Articles of Incorporation may be amended as permitted by the ABCA, but require a vote of the shareholders holding at least 75% of the stock to change any of those sections of its Articles of Incorporation relating to (i) mergers with related corporations, (ii) action by shareholders by written consent, (iii) calling of special meeting of the shareholders or (iv) nomination of a director for election at an annual meeting of the shareholders, provided, however, that this 75% vote requirement does not apply if the amendment in question receives the affirmative vote of not less than 75% of the directors.

           The ABCA provides that South Alabama’s Articles of Incorporation may be amended by the affirmative vote of a majority of votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights. For any other voting group, the amendment is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, provided a quorum is present. A majority of the votes entitled to be cast on the matter constitutes a quorum for action on that matter.

           The ABCA also provides that the Board of Directors may amend South Alabama’s Articles of Incorporation without shareholder approval to: (i) extend the duration of the corporation if it was incorporated at a time when limited duration was required by law; (ii) delete the names and addresses of the initial directors; (iii) delete the name and address of the initial registered agent or registered office, if a statement of change is on file with the Secretary of State; (iv) change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding; (v) change the corporate name by substituting the word “corporation,” or “incorporated,” or a derivation thereof or an abbreviation therefor, or by adding, deleting or changing a geographical attribution for the name; or (vi) make any other changes expressly permitted by the ABCA to be made without shareholder action.

           The FBCA provides that Gulf Coast’s Articles of Incorporation may be amended by the affirmative vote of a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights. For any other voting group, the amendment is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, provided a quorum is present. A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter.

           The FBCA also provides that the board of directors may amend Gulf Coast’s Articles of Incorporation without shareholder action, to: (i) delete the name and address of the initial registered agent or registered office, if a statement of change is on file with the Florida Department of State; (ii) change the corporate name by substituting the word “corporation,” “incorporated,” etc., for a similar word or abbreviation in the name, or by changing a geographical attribution for the name; (iii) change the par value for a class or series of shares; (iv) to provide that if the corporation acquires its own shares, such shares belong to the corporation and constitute treasury shares until disposed of or canceled by the corporation; or (v) to make any other change expressly permitted by the FBCA to be made without shareholder action.

Amendment of Bylaws

           South Alabama’s Bylaws provide that they may be amended by majority vote at any regular or special meeting of the Board of Directors or the shareholders if notice of such amendment is included in notice of the meeting.

           Gulf Coast’s bylaws may be altered, amended or repealed, and new bylaws may be adopted, by vote of a majority of the directors present at a meeting at which a quorum is present when the vote is taken, unless the shareholders of Gulf Coast, in amending or repealing the bylaws generally or a particular provision, provide expressly that the board of directors may not amend or repeal the bylaws or that bylaw provision. The shareholders of Gulf Coast may alter, amend or repeal the bylaws or adopt new bylaws, even though the bylaws may also be amended or repealed by the board of directors.

Directors

           South Alabama’s Articles of Incorporation provide that in order for a shareholder to nominate a director for election at an annual shareholders’ meeting, such shareholder must give South Alabama’s Secretary notice of such nomination no less than 30 and no more than 60 days prior to such meeting, unless such requirement is waived in advance of the meeting by the Board of Directors. South Alabama’s Bylaws provide that the number of directors shall be between three and twenty-five, inclusive, and shall be set by the directors within that range. South Alabama’s Bylaws permit the Board of Directors to fill vacancies and newly created board seats.

           Gulf Coast’s Bylaws provide that the board of directors of Gulf Coast shall consist of five (5) persons. The number of directors may at any time be increased or decreased by action of either the shareholders or the board of directors, but no decrease shall have the effect of shortening the term of any incumbent director. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Any director, or the entire board of directors, may be removed at any time, with or without cause, by action of the shareholders. If a director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that director. The notice of the meeting at which a vote is taken to remove a director must state that the purpose or one of the purposes of the meeting is the removal of the director or directors. Any vacancy in the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, or by the shareholders.

Director Liability

          South Alabama’s Articles of Incorporation contain a provision which limits, to the extent permitted by the ABCA, the liability of South Alabama directors for action or inaction as a director. Currently directors are relieved from liability to the corporation or its shareholders for monetary damages for any action taken, or any failure to take action, as a director, except for liability for (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) an intentional infliction of harm on South Alabama or its shareholders, (iii) a violation of the provisions of the ABCA which limit the corporation’s ability to make distributions to its shareholders, (iv) an intentional violation of criminal law, or (v) a breach of the director’s duty of loyalty to South Alabama or its shareholders.

          The FBCA provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his or her duties as a director, and the director’s breach of, or failure to perform, those duties constitutes (i) a violation of the criminal law, unless the director had reasonably cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an unlawful distribution, (iv) conscious disregard for the best interest of the corporation, or willful misconduct, in a proceeding by or in the right of the corporation or a shareholder, or (v) recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property, in a proceeding by or in the right of someone other than the corporation or a shareholder.

Taxation

          Gulf Coast is an S corporation subject to federal income taxation pursuant to Subchapter S of the Internal Revenue Code. South Alabama is a C corporation subject to federal income taxation pursuant to Subchapter C of the Internal Revenue Code. Following the consummation of the merger, South Alabama will continue as a C corporation. As a result, the former Gulf Coast shareholders that become shareholders of South Alabama will not receive a Schedule K-1 (Form 1120S) reflecting their pro rata share of the income, losses, deductions and credits of South Alabama (though they will receive a Schedule K-1 for their pro rata share of the income, losses, deductions and credits of Gulf Coast during 2002 prior to the effective time of the merger), and such shareholders also will not receive quarterly tax distributions from South Alabama, though they will receive dividends paid by South Alabama to its shareholders.

Effect of the Merger on Gulf Coast Shareholders

          As of _____________, Gulf Coast had 21 shareholders of record and 22,025 outstanding shares of common stock. As of _____________ South Alabama had _____________ shares of South Alabama common stock outstanding with ___ shareholders of record.

          Assuming that no dissenters’ rights of appraisal are exercised in the merger, and assuming a market price of South Alabama common stock of $9.724 at the effective time (which was the average market value during the preceding 20 trading days calculated as of January 17, 2002), an aggregate amount of 426,808 shares of South Alabama common stock would be issued to the shareholders of Gulf Coast pursuant to the merger. These shares would represent approximately 4.8% of the total shares of South Alabama common stock outstanding after the merger.

           The issuance of South Alabama common stock pursuant to the merger will reduce the percentage interest of South Alabama common stock currently held by each principal shareholder and each director and officer of South Alabama. Based upon the foregoing assumptions, as a group, the current directors and officers of South Alabama, who own approximately _____% of South Alabama’s outstanding shares, would own approximately _____% after the merger.

           As noted above, the foregoing statements are based on assumptions, and the market price of South Alabama common stock may differ from those assumptions and the number of shares of South Alabama common stock may change, causing actual results in the merger to vary from the assumed results set forth above.

INFORMATION ABOUT GULF COAST

General

           Gulf Coast, a Florida corporation located in Wewahitchka, Florida, was incorporated on December 28, 1999, for the purpose of becoming a bank holding company under the Bank Holding Company Act of 1956, as amended. On April 1, 2000, Gulf Coast became a bank holding company through the acquisition of 100 percent of the issued and outstanding common stock of Wewahitchka State Bank.

           Gulf Coast does not, as an entity, engage in separate business activities of a material nature apart from its ownership of Wewahitchka State Bank. The primary activities of Gulf Coast are to provide assistance in the management and coordination of Wewahitchka State Bank’s financial resources, and to provide capital, business development, long–range planning and public relations services for Wewahitchka State Bank. Gulf Coast maintains its principal office at the main office of Wewahitchka State Bank, at 125 N. Highway 71, Wewahitchka, Florida 32465. Gulf Coast’s telephone number is (850) 639–2222.

           Gulf Coast’s primary source of revenue is the dividend it receives from time to time as the sole shareholder of Wewahitchka State Bank. As a bank holding company, Gulf Coast is subject to regulation by the Board of Governors of the Federal Reserve System in accordance with the requirements set forth in the Bank Holding Company Act and by the rules promulgated thereunder by the Federal Reserve Board. The Federal Reserve Board regulates the types of banking and nonbanking activities in which Gulf Coast and Wewahitchka State Bank may engage.

           Gulf Coast has no full–time employees. Certain of the executive officers and directors of Wewahitchka State Bank also serve as executive officers and directors of Gulf Coast, but receive no direct compensation for the duties performed by them for Gulf Coast. Some of these persons may receive compensation by virtue of their positions as executive officers or directors of Wewahitchka State Bank.

           Wewahitchka State Bank is a Florida state banking association that was organized in 1926 and is regulated by the Florida Department of Banking and Finance and the FDIC. The main office of Wewahitchka State Bank is located in Wewahitchka, Florida, a city of approximately 1,779 people, which is located approximately twenty-five miles east of Panama City, Florida.

           Wewahitchka State Bank is a full service financial institution. Wewahitchka State Bank meets its commercial and retail customers’ banking needs with a range of financial services. Wewahitchka State Bank is a locally–owned, independent financial institution and is engaged in substantially all of the business operations (other than trust services) customarily conducted by independent financial institutions in Florida, including the acceptance of checking, savings and certificate deposits and the making of commercial and consumer loans, real estate loans, and other installment and term loans. Wewahitchka State Bank provides a full range of consumer banking services, including savings and checking accounts, various savings programs and installment and other personal loans. It makes automobile and other installment loans directly to customers. Wewahitchka State Bank makes home improvement and real estate loans and provides safe deposit services. Wewahitchka State Bank offers VISA© debit cards to its customers. Other services include cash management programs, federal tax depository services and night depository services. As of September 30, 2001, Wewahitchka State Bank had total assets of approximately $39,653,000, deposits of approximately

$36,907,000, loans (net of allowance for loan losses) of approximately $26,476,000 and shareholders’ equity of approximately $2,633,000.

           Wewahitchka State Bank considers its primary market area to be Gulf County, Florida and surrounding areas. The principal economic activities in Wewahitchka State Bank’s market area include public services, retail operations, and forestry/agriculture. Wewahitchka State Bank serves this market through its main office in Wewahitchka and two branches in Port St. Joe and Port St. Joe Beach, Florida. The business of Wewahitchka State Bank is not seasonal in any material respect, and neither the loans nor the deposits of Wewahitchka State Bank are concentrated in any individual or group that, if lost, would have a material adverse effect on the business of Wewahitchka State Bank.

Deposit Activities

           Deposits are the major source of Wewahitchka State Bank’s funds for lending and other investment activities. Wewahitchka State Bank considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. Regular savings, demand, NOW and money market deposit accounts comprised 43.9% of Wewahitchka State Bank’s total deposits at September 30, 2001. Generally, Wewahitchka State Bank attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up 30.2% of Wewahitchka State Bank’s total deposits at September 30, 2001. The majority of Wewahitchka State Bank’s deposits are generated from Gulf County, Florida. As of September 30, 2001, Wewahitchka State Bank had no brokered deposits.

Lending Activities

           Wewahitchka State Bank offers a variety of lending services, including real estate, consumer and commercial loans, to individuals and small businesses and other organizations that are located in or conduct a substantial portion of their business in Wewahitchka State Bank’s primary market area. Wewahitchka State Bank’s loans receivable, net at September 30, 2001, were $26,476,000, or 66.77% of total assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulation. Wewahitchka State Bank has no foreign loans.

           Wewahitchka State Bank’s loans are concentrated in three major areas: real estate loans, commercial loans, and consumer loans. As of September 30, 2001, 63.2% of Wewahitchka State Bank’s loan portfolio consisted of loans secured by real estate, 10.4% consisted of commercial loans, and 26.4% consisted of consumer loans.

           Wewahitchka State Bank’s real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase or improvement of or investment in real estate and for the construction of single-family residential units or the development of single-family residential building lots. These real estate loans may be made at fixed or variable interest rates. Wewahitchka State Bank generally does not make fixed-rate commercial real estate loans for terms exceeding five years. Loans in excess of three years generally have variable interest rates. Wewahitchka State Bank’s residential real estate loans generally are repayable in monthly installments on up to a 15- to 20-year amortization schedule with variable interest rates.

           Wewahitchka State Bank’s commercial lending activities include short–term and medium–term loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing and leasing and interim real estate lending. A majority of Wewahitchka State Bank’s commercial loans are secured by real estate, equipment or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed interest rates. Commercial lines of credit are typically granted on a one year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.

           Wewahitchka State Bank’s consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purposes loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are made at fixed and variable interest rates, and are often based on up to a five-year amortization schedule.

           Loan originations are derived from a number of sources, including direct solicitation loan officers, existing customers and borrowers, advertising, and walk-in customers.

Competition

           The market for financial services is rapidly changing and intensely competitive and is likely to become more competitive as the number and types of market entrants increases. Wewahitchka State Bank experiences competition in both lending and attracting funds from commercial banks, other savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset–based non–bank lenders, government agencies and certain other non–financial institutions, including retail stores, that may offer more favorable financing alternatives than Wewahitchka State Bank.

           Wewahitchka State Bank is currently one of three banks located in Gulf County where it maintains its main office. As of June 30, 2001, the latest date for which statistics are available, Wewahitchka State Bank held 33.09% of the deposits held by financial institutions in Gulf County.

           Wewahitchka State Bank is faced with competition from banks and other institutions located in money centers inside and outside of Florida and from foreign banks that maintain representative offices in Florida. The competition faced by Wewahitchka State Bank from banking organizations outside of Florida has increased in recent years due to statutes that permit bank holding companies located outside of Florida to acquire Florida banks, subject to regulatory approval. In addition, the competition faced by Wewahitchka State Bank from banks located in other areas of the state has increased due to legal developments resulting in more expansive branching rights for Florida banks. As the result, banks located in Florida may be able to, subject to regulatory approval, establish branch facilities near Wewahitchka State Bank’s banking house and within its market area. Wewahitchka State Bank is uncertain whether any additional branches, if established, would materially affect Wewahitchka State Bank’s business.

           Wewahitchka State Bank also competes with companies located outside of Gulf County that provide financial services to persons within the county. Some of Wewahitchka State Bank’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than Wewahitchka State Bank, and some of them are not subject to the same degree of regulation as Wewahitchka State Bank. Wewahitchka State Bank may not be able to compete successfully against current and future competitors, and the competitive pressures it faces could harm its business, operating results and financial condition.

The Banking Industry in Florida

           The banking industry is affected by general economic conditions such as interest rates, inflation, recession, unemployment and other factors beyond Wewahitchka State Bank’s control. During the mid to late 1980s, a deteriorating real estate market and a general economic downturn adversely affected Wewahitchka State Bank’s business. During the mid to late 1990s, a recovery took place in Florida and much of the nation. This recovery has been followed by a nationwide economic downturn that has adversely affected the economy in Florida generally and Wewahitchka State Bank’s market area in particular. One area of concern continues to be the nationwide increase in the personal bankruptcy rate. Management is aware that this trend could have an adverse effect on Wewahitchka State Bank’s lending activities.

           Wewahitchka State Bank operates from three locations. The main office of Wewahitchka State Bank, which is located at 125 N. Highway 71 in Wewahitchka, Florida, is housed in an approximately 7,400 square foot building. The main office includes three teller stations and two drive–up teller lanes and an ATM. Wewahitchka State Bank also operates two branches located at 529 Cecil G. Costin, Sr. Boulevard, Port St. Joe, Florida and 8137 West Highway 98, Port St. Joe Beach, Florida.

Current Operations and Certain Regulatory Matters

           For the nine months ended September 30, 2001, Gulf Coast experienced a net loss of approximately $267,000. For the year ended December 31, 2001, Gulf Coast’s net loss was approximately $403,000. Gulf Coast’s net loss for 2001 was due principally to a provisional loan loss expense of $800,000 in 2001.

           As a result of conditions noted by the FDIC during its examination of Wewahitchka State Bank in April, 2000, the board of directors of Wewahitchka State Bank adopted a Board Resolution at its August 31, 2000 meeting, addressing, among other things, the elimination of any assets classified “Loss” and not previously charged off, the approval standards for extensions of credit to borrowers with existing classified credits with Wewahitchka State Bank, the reduction of classified assets, budget and earnings forecasts, adequacy of loan loss reserves, plans for improving liquidity, the achievement of minimum capital levels, and the requirement that prior notice to the FDIC and the Comptroller of the State of Florida be made before payment of any cash dividends. At a subsequent examination of Wewahitchka State Bank in October 2001, the FDIC noted that sufficient progress had not been made in some of the areas addressed by the August 31, 2000 resolutions of the board of directors, and that the FDIC may take further action with regard to Wewahitchka State Bank.

Litigation

           From time to time Wewahitchka State Bank is involved in routine litigation that arises in the normal conduct of its business. However, Wewahitchka State Bank is not currently involved in any litigation that it believes, either singularly or in the aggregate, could be reasonably expected to have a material adverse effect on Wewahitchka State Bank or Gulf Coast.

Environmental Compliance

           There are several federal and state statutes that govern the rights and obligations of financial institutions with respect to environmental issues. Besides being directly liable under these statutes for its own conduct, a financial institution may also be held liable under certain circumstances for actions of borrowers or other third parties on property that collateralizes a loan held by the institution. The potential liability may far exceed the original amount of the loan made by the financial institution secured by the property. Currently, Wewahitchka

State Bank is not a party to any legal proceedings involving potential liability to Wewahitchka State Bank under applicable environmental laws.

Employees

          As of September 30, 2001, Wewahitchka State Bank had 19 full–time and 9 part–time employees. The future success of Wewahitchka State Bank will depend in part on its ability to attract, retain and motivate highly qualified management and other personnel, for whom competition is intense. Wewahitchka State Bank provides health, life and disability coverage for its employees and makes contributions on behalf of eligible employees under a plan intended to qualify as a simplified employee pension plan under the Internal Revenue Code. Wewahitchka State Bank’s employees are not represented by a collective bargaining agreement, and Wewahitchka State Bank has never experienced a strike or similar work stoppage. Wewahitchka State Bank considers its relationship with its employees to be satisfactory.

W.S.B. Properties, Inc.

          W.S.B. Properties, Inc. was incorporated on June 16, 1997, as a Florida corporation for the purpose of holding real estate or other assets. W.S.B. Properties, Inc. is located at 125 N. Highway 71, Wewahitchka, Florida, in Wewahitchka State Bank’s main office. All of the issued and outstanding common stock of W.S.B. Properties, Inc. is held by Wewahitchka State Bank. W.S.B. Properties, Inc. currently has no assets, and has no employees.

Voting Securities and Principal Shareholders

          As of __________ ___, 2002, Gulf Coast had issued and outstanding 22,025 shares of Gulf Coast voting common stock and no shares of non-voting common stock, with 21 shareholders of record. Each share of voting common stock is entitled to one vote. As of ___________ ___, 2002, no shares of Gulf Coast voting or non-voting common stock were subject to issue upon exercise of any options or warrants. There are currently 50,000 shares of Gulf Coast voting common stock and 50,000 shares of non-voting common stock authorized.

          The following table shows those persons who are known to Gulf Coast to be beneficial owners as ______, 2002 of more than five percent of the outstanding shares of Gulf Coast voting common stock

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Class Outstanding (1)
Ann Graddy Baxter 112 Florida Avenue Port St. Joe, Fl 32456	1,245	5.65%
Jerald D. Gaskin(2) 125 North Highway 71 Wewahitchka, Fl 32465	3,812.2513	17.31%
Jerald Frank Graddy(3) 6515 NW 77th Street Gainesville Fl 32653	3,796	17.23%
Carolyn M. Husband(4) 125 North Highway 71 Wewahitchka, Fl 32465	1,141.8604	5.18%

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Class Outstanding (1)
William C. or Pamela G. Sumner(5) 125 North Highway 71 Wewahitchka, Fl 32465	3,853.5920	17.50%
Jan G. Traylor(6) 125 North Highway 71 Wewahitchka, Fl 32465	1,150.1920	5.22%
Wewahitchka State Bank Employee Stock Ownership Plan (7) 125 North Highway 71 Wewahitchka, Fl 32465	11,540	52.40%

__________________

(1)	Percentages are based on 22,025 shares outstanding.
(2)	Includes 1,900 shares held of record by Mr. Gaskin and 1,912.2513 shares allocated to Mr. Gaskin’s account in the ESOP.
(3)	Includes 3,005 shares held of record by Mr. Graddy, 539 shares held for the benefit of minor child Emily Ann Graddy, and 252 shares held for the benefit of minor child Jared Frank Graddy.
(4)	All shares are allocated to Ms. Husband’s account in the ESOP.
(5)	Includes 1,918 shares held of record by Mr. and Ms. Sumner, and 1,935.592 shares allocated to Mr. Sumner’s account in the ESOP.
(6)	Includes 53 shares held of record by Ms. Traylor, three of which are held for the benefit of minor child Jana N. Traylor, and 1,097.192 shares allocated to Ms. Traylor’s account in the ESOP.
(7)	The Trustees of the Wewahitchka State Bank Employee Stock Ownership Plan are Jerald D. Gaskin, Carolyn M. Husband and William C. Sumner. The Trustees vote the unallocated shares held by the Plan in their discretion. As of ____________, 2002 there were 1,110 unallocated shares held by the Plan.

Security Ownership of Management

           The following table indicates for each director, executive officer, and all executive officers and directors of Gulf Coast as a group, the number of outstanding shares of Gulf Coast voting common stock beneficially owned as of ______________.

Name of Beneficial Owner	Positions with Gulf Coast/Wewahitchka	Number of Shares Beneficially Owned	Percentage of Class Outstanding(1)

William A. Cathey	Director/Director	None	N/A
George Y. Core	Director/Director	None	N/A
Jerald D. Gaskin(2)	Chairman and CEO/ Chairman and CEO	3,812.2513	17.31%
Carolyn M. Husband(3)	Director and Executive Vice President/Director and Executive Vice President	1,141.8604	5.18%
William C. Sumner(4)	Director and President/ Director and President	3,853.5920	17.50%
Jan C. Traylor(5)	Vice President/Vice President	1,150.1920	5.22%
All directors and executive officers as a group (6 persons)(6)		11,067.8957	50.25%
__________________
(1)	Percentages are based on 22,025 shares outstanding.
(2)	Includes 1,900 shares held of record by Mr. Gaskin and 1,912.2513 shares allocated to Mr. Gaskin’s account in the ESOP.
(3)	All shares are allocated to Ms. Husband’s account in the ESOP.

(4)	Includes 1,918 shares held of record by Mr. and Ms. Sumner, and 1,935.592 shares allocated to Mr. Sumner’s account in the ESOP.
(5)	Includes 53 shares held of record by Ms. Traylor, three of which are held for the benefit of minor child Jana N. Traylor, and 1,097.192 shares allocated to Ms. Traylor’s account in the ESOP.
(6)	Includes 3,871 shares held of record, 6,086.8957 shares allocated to accounts in the ESOP, and 1,110 unallocated shares held by the ESOP.

           The directors and executive officers of Wewahitchka State Bank and Gulf Coast owned of record 3,871 shares of Gulf Coast voting common stock in the aggregate as of the record date, which amount represented approximately 50.25% of Gulf Coast voting common stock outstanding as of such date. Additionally, 6,086.8957 shares, or approximately 27.64%, of the outstanding shares of Gulf Coast voting common stock are held by the Wewahitchka State Bank ESOP and allocated to the accounts of directors and executive officers. It is the present intention of such persons to vote (or cause to be voted) such shares in favor of the proposal to approve the merger.

Ownership of Employee Stock Ownership Plan

           Of the 22,025 shares of Gulf Coast voting common stock outstanding, 11,540 shares, or approximately 52.40%, are held by the Wewahitchka State Bank ESOP. Applicable law provides that generally the Trustees have the authority to vote the shares of Gulf Coast voting common stock held by the Wewahitchka State Bank ESOP. With respect to any corporate matter, however, that involves the voting of Gulf Coast voting common stock as to the approval or disapproval of any corporate merger or consolidation, recapitalization,reclassification, liquidation, dissolution or similar transaction, each participant in the Wewahitchka State Bank ESOP is entitled to direct the Trustees as to the exercise of the voting rights attributable to the shares then allocated to such participant’s account. Any allocated Gulf Coast voting common stock with respect to which voting instructions are not received from the participants will be voted by the Trustees in their discretion.

Unallocated shares of Gulf Coast voting common stock will be voted by the Trustees in their discretion. As of the record date, 10,430 shares of Gulf Coast voting common stock held by the Wewahitchka State Bank ESOP are allocated to the accounts of participants, and 1,110 shares are unallocated.

SUPERVISION AND REGULATION

          The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks, trust companies, and bank holding companies and provides certain specific information related to South Alabama and Gulf Coast. Additional information is available in South Alabama’s Annual Report on Form 10–K for the fiscal year ended December 31, 2000. See “Where You Can Find More Information.”

General

          South Alabama and Gulf Coast are both bank holding companies registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. As such, South Alabama and Gulf Coast and their non–bank subsidiaries are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

          The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before: (1) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (2) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (3) it may merge or consolidate with any other bank holding company.

          The Bank Holding Company Act further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

          The Bank Holding Company Act generally prohibits South Alabama and Gulf Coast from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve Board must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

           In November, 1999, President Clinton signed the Gramm–Leach–Bliley Act, which significantly relaxes previously existing restrictions on the activities of banks and bank holding companies. Effective in March 2000, an eligible bank holding company may elect to be a “financial holding company” and thereafter may engage in a range of activities that are financial in nature and that were not previously permissible for banks and bank holding companies. For a bank holding company to be eligible for financial holding company status, all of its subsidiary financial institutions must be well–capitalized and well managed. It effects financial holding company status by filing a declaration with the Federal Reserve Board that it elects to be a financial holding company. A financial holding company may engage directly or through a subsidiary in the statutorily authorized activities of securities dealing, underwriting, and market making, insurance underwriting and agency activities, merchant banking, and insurance company portfolio investments, and in any activity that the Federal Reserve Board determines by rule or order to be financial in nature or incidental to such financial activity. The Federal Reserve Board must deny expanded authority to any bank holding company that received less than a satisfactory rating on its most recent Community Reinvestment Act review as of the time it submits its declaration. Although South Alabama currently meets the prerequisites for financial holding company status, it has not filed an election with the Federal Reserve Board.

           The Gramm–Leach–Bliley Act also permits securities brokerage firms and insurance companies to own banks and bank holding companies. The Act also seeks to streamline and coordinate regulation of integrated financial holding companies, providing generally for “umbrella” regulation of financial holding companies by the Federal Reserve Board, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators.

           Each of the subsidiary banks of South Alabama and Gulf Coast is a member of the Federal Deposit Insurance Corporation (the “FDIC”), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

           Wewahitchka State Bank and South Alabama’s subsidiary banks are state–chartered banks subject to supervision and examination by the state banking authorities of the states in which they are located, and by the FDIC. The federal banking regulator for each of the subsidiary banks, as well as the appropriate state banking authority for each of the subsidiary banks, regularly examines the operations of the subsidiary banks and is given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Payment Of Dividends

           South Alabama and Gulf Coast are legal entities separate and distinct from their banking and other subsidiaries. The principal sources of cash flow of both South Alabama and Gulf Coast, including cash flow to pay dividends to their respective shareholders, are dividends from their subsidiary banks and South Alabama’s subsidiary trust company. There are statutory and regulatory limitations on the payment of dividends by these subsidiaries to South Alabama and Gulf Coast, as well as by South Alabama and Gulf Coast to their shareholders.

           As to the payment of dividends, Wewahitchka State Bank and all of South Alabama’s state–chartered banking subsidiaries and its trust company subsidiary are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the FDIC.

          If, in the opinion of a federal banking regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See “— Prompt Corrective Action.” Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

          At September 30, 2001, under dividend restrictions imposed under federal and state laws, the subsidiaries of South Alabama, without obtaining governmental approvals, could declare aggregate dividends to South Alabama of approximately $9.8 million. Gulf Coast’s board of directors has passed a resolution providing that Gulf Coast will not pay any cash dividends without 30 days prior notification to the FDIC and the Comptroller of the State of Florida.

          The payment of dividends by South Alabama and Gulf Coast and their subsidiary banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Capital Adequacy

          South Alabama and its subsidiary banks are required to comply with the capital adequacy standards established by the Federal Reserve Board in the case of South Alabama and the FDIC in the case of each of its subsidiary banks. As a bank holding company with less than $150 million in consolidated assets which does not engage in nonbank activity involving significant leverage and does not have a significant amount of outstanding debt that is held by the general public, Gulf Coast is not subject to the risk-based capital adequacy guidelines of the Federal Reserve Board. The capital adequacy standards of the FDIC do, however, apply to Wewahitchka State Bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve Board: a risk–based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

          The risk–based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off–balance–sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off–balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk–weighted assets and off–balance sheet items.

          The minimum guideline for the ratio of total capital (“Total Capital”) to risk–weighted assets (including certain off–balance–sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets (“Tier 1 Capital”). The remainder may consist of certain subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The minimum guideline for Tier 1 Capital is 4.0%. At September 30, 2001, South Alabama’s consolidated Total Capital Ratio was 16.65% and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk–weighted assets) was 15.57%.

          In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the “Leverage Ratio”), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points above the stated minimums. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a “tangible Tier 1 Capital leverage ratio” (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. At September 30, 2001, South Alabama’s Leverage Ratio was 11.99%.

           Each of South Alabama’s and Gulf Coast’s subsidiary banks is subject to risk–based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve Board. Each of South Alabama’s subsidiary banks was in compliance with applicable minimum capital requirements as of September 30, 2001. Neither South Alabama nor any of its subsidiary banks has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

           At its August 31, 2000 meeting, the board of directors of Wewahitchka State Bank adopted resolutions providing, among other things, that Wewahitchka State Bank shall achieve a Leverage Capital Ratio of not less than 7.0 percent and a Tier 1 Capital Ratio of not less than 9.0 percent by March 31, 2001, and that Wewahitchka State Bank shall maintain those minimum capital ratios thereafter. As of September 30, 2001, Wewahitchka State Bank’s Leverage and Tier 1 Capital Ratios were 5.88 percent and 8.80 percent, respectively, which were below the minimums required by the August 31, 2000 board resolution, and which represented the second consecutive quarter in which the target ratios were not met. As required by the board resolution, Wewahitchka State Bank has submitted a capital plan to the FDIC and the Florida Department of Banking and Finance, detailing methods to increase the level of capital in the bank.

           Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC–insured depository institutions that fail to meet applicable capital requirements. See “— Prompt Corrective Action.”

           The Federal Reserve Board, the Office of the Comptroller of the Currency, and the FDIC also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off– balance–sheet position) in the evaluation of a bank’s capital adequacy. The bank regulatory agencies’ methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

Prompt Corrective Action

           Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories (“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized”) and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

           Under the final agency rule implementing the prompt corrective action provisions, an institution that (1) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be “well capitalized.” An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be “adequately capitalized.” A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be “undercapitalized.” A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be “significantly undercapitalized,” and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be “critically undercapitalized.” For purposes of the regulation, the term “tangible equity” includes core capital elements counted as Tier 1 Capital for purposes of the risk–based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

           An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines “that those actions are necessary to carry out the purpose” of the law.

           At September 30, 2001, all of the subsidiary banks of South Alabama and Gulf Coast had the requisite capital levels to qualify as well capitalized for prompt corrective action purposes.

FDIC Insurance Assessments

           The FDIC currently uses a risk–based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk–based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution’s primary federal regulator and information which the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution’s state supervisor). An institution’s insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk–based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

           The FDIC may terminate an institution’s insurance of deposits upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

LEGAL MATTERS

           The legality of the South Alabama common stock to be issued in the merger will be passed upon by Hand Arendall, L.L.C., Mobile, Alabama (“Hand Arendall”). Hand Arendall attorneys own beneficially approximately 195,000 shares of the outstanding South Alabama common stock, and Stephen G. Crawford, a member, is a director of South Alabama. During 2001, South Alabama and its subsidiaries paid fees aggregating approximately $284,000 to Hand Arendall for legal services.

           Certain legal matters in connection with the merger will be passed upon for Gulf Coast by Jenkens & Gilchrist, a Professional Corporation, Austin, Texas.

           Hand Arendall has rendered an opinion with respect to the federal tax consequences of the merger. See “The Merger—Certain Federal Income Tax Consequences.”

EXPERTS

           The consolidated financial statements of South Alabama Bancorporation, Inc., incorporated in this proxy statement and prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

SHAREHOLDER PROPOSALS

           Shareholder proposals intended to be submitted for consideration at the 2002 annual meeting of the shareholders of South Alabama must be submitted in writing to and received by the Secretary of South Alabama not later than December 12, 2001, to be included in South Alabama’s proxy statement and form of proxy relating to that meeting. The named proxies for the 2002 annual meeting will have discretionary voting authority with respect to any shareholder proposal not received in writing by South Alabama by February 25, 2002, and they will exercise their authority in accordance with the recommendations of South Alabama’s Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

           South Alabama files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that South Alabama files with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1–800–SEC–0330 for further information on the public reference rooms. These filings are also available at the Internet worldwide web site maintained by the SEC at “http://www.sec.gov.”

           South Alabama filed a Registration Statement on Form S–4 (the “Registration Statement”) to register with the SEC the South Alabama common stock to be issued to Gulf Coast shareholders in the merger. This proxy statement and prospectus is a part of that Registration Statement and constitutes a prospectus of South Alabama. As allowed by SEC rules, this proxy statement and prospectus does not contain all the information you can find in South Alabama’s Registration Statement or the exhibits to that Registration Statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           SEC regulations allow South Alabama to “incorporate by reference” information into this proxy statement and prospectus, which means that South Alabama may disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement and prospectus, except for any information superseded by information contained directly in this proxy statement and prospectus or in later filed documents incorporated by reference in this proxy statement and prospectus.

           The following documents previously filed by South Alabama with the Commission (Commission File No. 0-15423) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

1.	South Alabama’s Annual Report on Form 10-K for the year ended December 31, 2000;
2.	South Alabama’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001; and
3.	South Alabama’s Proxy Statement for its 2001 Annual Meeting of Shareholders.

           South Alabama’s Annual Report on Form 10-K for the year ended December 31, 2000, incorporates by reference specific portions of South Alabama’s Annual Report to Shareholders for that year (the “Annual Report to Shareholders”) but does not incorporate other portions of the Annual Report to Shareholders. Those portions of the Annual Report to Shareholders captioned “Consolidated Financial Highlights,” “Letter to Shareholders,” “Return on Average Assets” and “Directors and Officers,” as well as the Introduction and the text on page 2, are NOT incorporated herein. Other portions of the Annual Report to Shareholders are incorporated herein and are a part of the Registration Statement.

           Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this prospectus-proxy statement to the extent that another statement contained herein, in any supplement hereto or in any other subsequently filed document which also is incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this proxy statement and prospectus or any supplement hereto.

           South Alabama has supplied all information contained or incorporated by reference in this proxy statement and prospectus relating to South Alabama, and Gulf Coast has supplied all such information relating to Gulf Coast.

           If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you may obtain any of them through South Alabama, the SEC or the SEC’s Internet web site as described above.

           We have not authorized anyone to give any information or make any representation about the merger or our companies that differs from, or adds to, the information in this proxy statement and prospectus or in South Alabama’s documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

           If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement and prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this proxy statement and prospectus does not extend to you.

Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

GULF COAST COMMUNITY BANCSHARES, INC.

AND

SOUTH ALABAMA BANCORPORATION, INC.

Dated as of
December 7, 2001

AGREEMENT AND PLAN OF MERGER

                                THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 7, 2001 by and between GULF COAST COMMUNITY BANCSHARES, INC. (“Gulf Coast”), a corporation organized and existing under the laws of the State of Florida, with its principal office located in Wewahitchka, Florida, and SOUTH ALABAMA BANCORPORATION, INC. (“South Alabama”), a corporation organized and existing under the laws of the State of Alabama, with its principal office located in Mobile, Alabama.

Preamble

                                The Boards of Directors of Gulf Coast and South Alabama are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the merger of Gulf Coast with and into South Alabama. At the effective time of such merger, the outstanding shares of the capital stock of Gulf Coast shall be converted into the right to receive shares of the common stock of South Alabama (except as provided herein). As a result, shareholders of Gulf Coast shall become shareholders of South Alabama and the subsidiary of Gulf Coast shall continue to conduct its business and operations as a subsidiary of South Alabama. The transactions described in this Agreement are subject to the approvals of the shareholders of Gulf Coast, the Board of Governors of the Federal Reserve System and certain state regulatory authorities, and to the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

                As a condition and inducement to South Alabama’s willingness to enter into this Agreement, each of Gulf Coast’s directors is executing and delivering to South Alabama an agreement in substantially the form of Exhibit 1 (a “Support Agreement”).

                                NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the Parties agree as follows:

DEFINITIONS

                                Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

                                         “ABCA” shall mean the Alabama Business Corporation Act.

                                “Acquisition Proposal” with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

                                 “Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

                                “Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference. References to “the date of this Agreement,” “the date hereof” and words of similar import shall refer to the date this Agreement was first executed, December 7, 2001.

                                “Alabama Articles of Merger” shall mean the Articles of Merger to be executed by South Alabama and filed with the Secretary of State of the State of Alabama relating to the Merger as contemplated by Section 1.1 of this Agreement.

                                “Allowance” shall have the meaning provided in Section 5.9 of this Agreement.

                                “Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

                                “BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

                                “Closing” shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

                                “Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

                                “Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

                                “Creditor’s Laws” shall have the meaning provided in Section 5.2(a) of this Agreement.

                                “Default” shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

                                “Effective Time” shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

                                “Environmental Laws” shall mean all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

                                “Equitable Discretion” shall have the meaning provided in Section 5.2(a) of this Agreement.

                                “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

                                “ERISA Affiliate” shall have the meaning provided in Section 5.14 of this Agreement.

                                “ERISA Plan” shall have the meaning provided in Section 5.14 of this Agreement.

                                “Exchange Agent” shall have the meaning provided in Section 4.1 of this Agreement.

                                “Exchange Ratio” shall have the meaning given such term in Section 3.1 hereof.

                                “Exhibits” 1 through 4, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

                                “FBCA” shall mean the Florida 1989 Business Corporation Act.

                                “Florida Articles of Merger” shall mean the Articles of Merger to be executed by South Alabama and filed with the Secretary of State of the State of Florida relating to the Merger as contemplated by Section 1.1 of this Agreement.

                                “GAAP” shall mean generally accepted accounting principles, consistently applied during the periods involved.

                                “Gulf Coast Benefit Plans” shall have the meaning set forth in Section 5.14 of this Agreement.

                                “Gulf Coast Common Stock” shall mean the $5.00 par value common stock of Gulf Coast.

                                “Gulf Coast Companies” shall mean, collectively, Gulf Coast and all Gulf Coast Subsidiaries.

                                “Gulf Coast Disclosure Memorandum” shall mean the written information entitled “Gulf Coast Disclosure Memorandum” delivered within five (5) business days after the date of this Agreement to South Alabama describing in reasonable detail the matters contained therein.

                                “Gulf Coast Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Gulf Coast as of September 30, 2001 and December 31, 2000, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the nine (9) months ended September 30, 2001 and the year ended December 31, 2000, as delivered by Gulf Coast to South Alabama, and (ii) the consolidated balance sheets of Gulf Coast (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) delivered by Gulf Coast to South Alabama with respect to periods ended subsequent to September 30, 2001.

                                “Gulf Coast Representatives” shall have the meaning set forth in Section 8.8(a) of this Agreement.

                                “Gulf Coast Subsidiaries” shall mean the Subsidiaries of Gulf Coast, which shall include the Gulf Coast Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Gulf Coast in the future and owned by Gulf Coast at the Effective Time.

                                “Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products or oil (and specifically shall include asbestos requiring abatement, removal or encapsulation pursuant to requirements of governmental authorities and any polychlorinated biphenyls).

                                “Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                                “Knowledge” as used with respect to a Person shall mean the actual Knowledge of the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, General Counsel, any Assistant or Deputy General Counsel, or any Senior or Executive Vice President of such Person.

                                “Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any of the Regulatory Authorities.

                                “Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

                                “Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

                     “Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including, without limitation, Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                        “Loan Property” shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                        “Market Price,” when used with reference to South Alabama Common Stock, shall mean the per share average Market Value during the Valuation Period.

                        “Market Value,” when used with reference to South Alabama Common Stock, shall mean the per share average of the closing bid and closing ask price as reported by Nasdaq, adjusted for the effect of any stock split, stock dividend or other similar recapitalization between the date hereof and the Effective Time.

                        “Material” and derivations thereof for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine Materiality in that instance.

                        “Material Adverse Effect” on a Party shall mean an event, change or occurrence which has a material adverse impact on (i) the financial position or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “material adverse impact” shall not be deemed to include the impact of (w) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (x) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (y) changes resulting from changes in interest rates and/or general economic conditions, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties (including without limitation, the payment of any fees or costs in connection with this Agreement and the transactions contemplated hereby).

                        “Merger” shall mean the merger of Gulf Coast with and into South Alabama referred to in Section 1.1 of this Agreement.

                        “NASD” shall mean the National Association of Securities Dealers, Inc.

                        “Nasdaq” shall mean the Nasdaq Stock Market, Inc.

                        “1933 Act” shall mean the Securities Act of 1933, as amended.

                        “1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

                        “Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

                        “Participation Facility” shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

                        “Party” shall mean either Gulf Coast or South Alabama, and “Parties” shall mean both Gulf Coast and South Alabama.

                        “Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

                        “Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                        “Previously Disclosed” shall mean information delivered in the Gulf Coast Disclosure Memorandum.

                        “Proxy Statement” shall mean the proxy statement used by Gulf Coast to solicit the approval of its shareholders of the transactions contemplated by this Agreement and shall include the prospectus used by South Alabama in connection with the issuance of South Alabama Common Stock to holders of Gulf Coast Common Stock and which shall be filed with the SEC as part of the Registration Statement.

                        “Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by South Alabama under the 1933 Act in connection with the transactions contemplated by this Agreement.

                        “Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

                        “SEC” shall mean the United States Securities and Exchange Commission.

                        “SEC Documents” shall mean all reports and registration statements filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

                        “Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                        “Shareholders’ Meeting” shall mean the Meeting of the shareholders of Gulf Coast to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

                        “South Alabama Common Stock” shall mean the $.01 par value common stock of South Alabama.

“South Alabama Companies” shall mean, collectively, South Alabama and all South Alabama Subsidiaries.

                        “South Alabama Subsidiaries” shall mean the Subsidiaries of South Alabama and any corporation, bank, savings association, or other organization acquired as a Subsidiary of South Alabama in the future and owned by South Alabama at the Effective Time.

                        “Subsidiaries” shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                        “Surviving Corporation” shall mean South Alabama as the surviving corporation resulting from the Merger.

                        “Takeover Laws” shall have the meaning provided in Section 5.20.

                        “Taxes” shall mean any federal, state, county, local, foreign and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

                        “Trading Day” shall mean a day on which Small Cap Market of Nasdaq is open for trading activities.

                        “Valuation Period” shall mean the period of twenty (20) consecutive Trading Days ending on the Trading Day preceding by two Trading Days the Effective Time.

ARTICLE ONE TRANSACTIONS AND TERMS OF MERGER

1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Gulf Coast shall be merged with and into South Alabama in accordance with the provisions of Article 11 of the ABCA and Section 607.1107 of the FBCA and with the effect provided in Section 11.06 of the ABCA and Section 607.1106 of the FBCA (the “Merger”). South Alabama shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Alabama. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Gulf Coast and South Alabama.

                 1.2   Time and Place of Closing.   The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The place of Closing shall be at the offices of Hand Arendall, L.L.C., Mobile, Alabama, or such other place as may be mutually agreed upon by the Parties.

                1.3   Effective Time.   The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Alabama Articles of Merger become effective with the Secretary of State of the State of Alabama and the Florida Articles of Merger become effective with the Secretary of State of the State of Florida (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur as soon as practicable after the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Gulf Coast approve this Agreement to the extent such approval is required by applicable Law, or such later date within thirty (30) days thereof as may be specified by South Alabama.

ARTICLE TWO
 TERMS OF MERGER

                 2.1   Articles of Incorporation.   The Articles of Incorporation of South Alabama in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation immediately following the Effective Time until otherwise amended or repealed.

                 2.2   Bylaws.   The Bylaws of South Alabama in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation immediately following the Effective Time until otherwise amended or repealed.

                 2.3   Directors and Officers.  The directors of South Alabama in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of South Alabama in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the

Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

ARTICLE THREE MANNER OF CONVERTING SHARES

3.1 Conversion of Shares. Subject to the provisions of this Article Three, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

(a) Each share of South Alabama Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Each share of Gulf Coast Common Stock (excluding shares to be canceled pursuant to Section 3.3 of this Agreement and shares held by shareholders who perfect their dissenters’ rights of appraisal as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive the number of shares (rounded to the nearest hundredth of a share) of South Alabama Common Stock having an aggregate Market Price equal to $188.43 (the “Exchange Ratio”); provided that, if the Market Price of South Alabama Common Stock is greater than $12.00 or less than $8.00, the Exchange Ratio shall be determined as follows:

(i) If the Market Price of South Alabama Common Stock is between $7.00 and $7.99, inclusive, the Exchange Ratio shall be calculated as described above, except that the dollar value of the shares of South Alabama Common Stock to be received by the Gulf Coast Shareholders shall be between $175.28 and $188.43 and shall be interpolated based on the Market Price as provided in the following sentences. The number of cents by which the Market Price exceeds $7.00 shall be expressed as a decimal and multiplied by $13.15. The resulting product shall be added to $175.28 to obtain the dollar value of the South Alabama Common Stock to be used in determining the Exchange Ratio. For example, if the Market Price is $7.45, then .45 will be multiplied by $13.15, resulting in a product of $5.92, which will then be added to $175.28, resulting in $181.20. $181.20 will then be the dollar value used to calculate the Exchange Ratio.

(ii) If the Market Price of South Alabama Common Stock is between $12.00 and $12.99, inclusive, the Exchange Ratio shall be calculated as described above, except that the dollar value of the shares of South Alabama Common Stock to be received by the Gulf Coast Shareholders shall be between $188.43 and $201.56 and shall be interpolated based on the Market Price as provided in the following sentences.

The number of cents by which the Market Price exceeds $12.00 shall be expressed as a decimal and multiplied by $13.13. The resulting product shall be added to $188.43 to obtain the dollar value of the South Alabama Common Stock to be used in determining the Exchange Ratio. For example, if the Market Price is $12.87, then .87 will be multiplied by $13.13, resulting in a product of $11.42, which will then be added to $188.43, resulting in $199.85. $199.85 will then be the dollar value used to calculate the Exchange Ratio.

        (iii)  If the Market Price of South Alabama Common Stock is between $6.00 and $6.99, inclusive, Gulf Coast will have the option of attempting to renegotiate the Exchange Ratio or proceeding to consummate the Merger with its shareholders receiving 25.04 shares of South Alabama Common Stock for each share of Gulf Coast Common Stock they own at the Effective Time.

        (iv)   If the market Price of South Alabama Common Stock is between $13.00 and $14.00, inclusive, the Exchange Ratio shall be calculated as described above, except that the dollar value used to calculate the Exchange Ratio shall be $201.56.

        (v)    If the Market Price of South Alabama Common Stock is between $14.01 and $15.00, inclusive, or if the Market Price is greater than $15.00 and an Acquisition Proposal has been publicly announced and is pending or has been consummated with respect to South Alabama, Gulf Coast will have the option of attempting to renegotiate the Exchange Ratio or proceeding to consummate the Merger with its shareholders receiving 14.40 shares of South Alabama Common Stock for each share of Gulf Coast Common Stock they own at the Effective Time.

        (vi)   If the Market Price of South Alabama Common Stock is less than $6.00 or more than $15.00 (except as otherwise provided in Section 3.1(b)(v)), then the Parties shall have the right to renegotiate the Exchange Ratio, and, if either Party exercises its right of renegotiation under any of the subparagraphs of this Section 3.1(b) and the Parties are unable to agree on an alternative Exchange Ratio, either Party shall have the right to terminate this Agreement.

3.2 Anti-Dilution Provisions. If Gulf Coast changes the number of shares of Gulf Coast Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall, to the extent necessary, be proportionately adjusted.

If South Alabama changes the number of shares of South Alabama Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the Effective Date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall, to the extent necessary, be proportionately adjusted.

                         3.3   Shares Held by Gulf Coast or South Alabama.   Each of the shares of Gulf Coast Common Stock held by any Gulf Coast Company or by any South Alabama Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

                         3.4   Dissenting Shareholders.   Any holder of shares of Gulf Coast Common Stock who perfects his dissenters’ rights of appraisal in accordance with and as contemplated by Section 607.1302 and 607.1320 of the FBCA shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the FBCA and surrendered to the Surviving Corporation the certificate or certificates representing the shares for which payment is being made. If after the Effective Time a dissenting shareholder of Gulf Coast fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of Gulf Coast Common Stock is entitled under this Article Three (without interest) upon surrender by such holder of the certificate or certificates representing shares of Gulf Coast Common Stock held by such holder.

                         3.5   Fractional Shares.   Notwithstanding any other provision of this Agreement, each holder of shares of Gulf Coast Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of South Alabama Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of South Alabama Common Stock multiplied by the Market Price of one share of South Alabama Common Stock. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

ARTICLE FOUR
 EXCHANGE OF SHARES

                         4.1   Exchange Procedures.   Promptly after the Effective Time, the Surviving Corporation shall cause the exchange agent selected by it (the “Exchange Agent”) to mail to the former shareholders of Gulf Coast appropriate transmittal Materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Gulf Coast Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Gulf Coast Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters’ rights of appraisal have been perfected as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of Gulf Coast Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of South Alabama Common Stock to which such holder may be otherwise entitled (without interest). The Surviving Corporation shall not be obligated to deliver the consideration to which any former holder of Gulf Coast Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of Gulf Coast Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Gulf Coast Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Gulf Coast Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

                         4.2   Rights of Former Gulf Coast Shareholders.   At the Effective Time, the stock transfer books of Gulf Coast shall be closed as to holders of Gulf Coast Common Stock immediately prior to the Effective Time and no transfer of Gulf Coast Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Gulf Coast Common Stock (“Gulf Coast Certificate”), other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor. To the extent permitted by Law, former shareholders of record of Gulf Coast shall be entitled to vote after the Effective Time at any meeting of Surviving Corporation shareholders the number of whole shares of South Alabama

Common Stock into which their respective shares of Gulf Coast Common Stock are converted, regardless of whether such holders have exchanged their Gulf Coast Certificates for certificates representing South Alabama Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by the Surviving Corporation on the South Alabama Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any person holding any Gulf Coast Certificate at or after six (6) months after the Effective Time (the “Cutoff”) shall not be entitled to receive any dividend or other distribution payable after the Cutoff to holders of South Alabama Common Stock, which dividend or other distribution is attributable to such person’s South Alabama Common Stock represented by said Gulf Coast Certificate held after the Cutoff, until such person surrenders said Gulf Coast Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Gulf Coast Certificate, both the South Alabama Common Stock certificate (together with all such undelivered dividends or other distributions, without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such Gulf Coast Certificate.

ARTICLE FIVE
 REPRESENTATIONS AND WARRANTIES OF GULF COAST

                        Gulf Coast hereby represents and warrants to South Alabama as follows:

                         5.1   Organization, Standing, and Power.   Gulf Coast is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Material Assets. Gulf Coast is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed and in which the failure to be so qualified or licensed would be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect on Gulf Coast. Gulf Coast has delivered to South Alabama complete and correct copies of its Articles of Incorporation and Bylaws and the articles of incorporation, bylaws and other, similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

                         5.2   Authority; No Breach By Agreement.

                                (a)   Gulf Coast has the corporate power and authority necessary to execute, deliver and, subject to Article Nine hereof, perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Gulf Coast, subject to the approval of this Agreement by the holders of Gulf Coast Common Stock in accordance with the FBCA. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Gulf Coast, enforceable against Gulf Coast in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally (“Creditor’s Laws”) and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought (“Equitable Discretion”)).

                                (b)     Neither the execution and delivery of this Agreement by Gulf Coast, nor the consummation by Gulf Coast of the transactions contemplated hereby, nor compliance by Gulf Coast with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Gulf Coast’s Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Gulf Coast Company under, any Contract or Permit of any Gulf Coast Company, where any failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf Coast, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Gulf Coast Company or any of their respective Assets.

                                (c)     Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Gulf Coast of the Merger and the other transactions contemplated in this Agreement.

                 5.3           Capital Stock.

                                (a)     The authorized capital stock of Gulf Coast consists only of 50,000 shares of voting common stock, par value $5.00, and 50,000 shares of nonvoting common stock, of which 22,025 shares of voting common stock are issued and outstanding and no shares of nonvoting common stock are issued and outstanding. All of the issued and outstanding shares of capital stock of Gulf Coast are duly and validly issued and outstanding and are fully paid and nonassessable under the FBCA. None of the outstanding shares of capital stock of Gulf Coast has been issued in violation of any preemptive rights of the current or past shareholders of Gulf Coast.

                                (b)     There are no shares of capital stock or other equity securities of Gulf Coast outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Gulf Coast or contracts, commitments, understandings, or arrangements by which Gulf Coast is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

                 5.4         Gulf Coast Subsidiaries. Gulf Coast has Previously Disclosed all of the Gulf Coast Subsidiaries as of the date of this Agreement. Except as Previously Disclosed, Gulf Coast or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Gulf Coast Subsidiary. No equity securities of any Gulf Coast Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any Gulf Coast Subsidiary is bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock or by which any Gulf Coast Company is or may be bound to transfer any shares of the capital stock of any Gulf Coast Subsidiary. There are no Contracts relating to the rights of any Gulf Coast Company to vote or to dispose of any shares of the capital stock of any Gulf Coast Subsidiary. All of the shares of capital stock of each Gulf Coast Subsidiary held by a Gulf Coast Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Gulf Coast Company free and clear of any Lien. Each Gulf Coast Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Gulf Coast Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed and in which the failure to be so qualified or licensed would be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect on Gulf Coast. Each Gulf Coast Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder; and the businesses of any non-bank subsidiaries of Gulf Coast are permitted to subsidiaries of registered bank holding companies.

                 5.5         Financial Statements. Gulf Coast has delivered to South Alabama prior to the execution of this Agreement copies of all Gulf Coast Financial Statements for periods ended September 30, 2001 and December 31, 2000 and will deliver to South Alabama copies of all Gulf Coast Financial Statements prepared subsequent to the date hereof.

The Gulf Coast Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the Gulf Coast Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the Gulf Coast Companies as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows of the Gulf Coast Companies for the periods indicated, all in accordance with GAAP.

                 5.6         Absence of Undisclosed Liabilities. No Gulf Coast Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf Coast, except Liabilities which have been Previously Disclosed or are accrued or reserved against in the consolidated balance sheets of Gulf Coast as of September 30, 2001, included in the Gulf Coast Financial Statements or reflected in the notes thereto. No Gulf Coast Company has incurred or paid any Liability since September 30, 2001, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf Coast.

                 5.7         Absence of Certain Changes or Events. Since September 30, 2001, except as disclosed in the Gulf Coast Financial Statements or as Previously Disclosed, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf Coast, and (ii) the Gulf Coast Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Gulf Coast provided in Article Seven of this Agreement.

                 5.8          Tax Matters.

                                (a)     All Tax returns required to be filed by or on behalf of any of the Gulf Coast Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 2000, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time. All Tax returns filed are complete and accurate in all Material respects and all forms K-1 and other Tax information required to be furnished to the shareholders of the Gulf Coast Companies has been timely furnished. All Taxes due have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Gulf Coast Financial Statements delivered prior to the date of this Agreement or as Previously Disclosed. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                                (b)     None of the Gulf Coast Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                                (c)     To Gulf Coast’s Knowledge, adequate provision for any Taxes due or to become due for any of the Gulf Coast Companies for the period or periods through and including the date of the respective Gulf Coast Financial Statements has been made and is reflected on such Gulf Coast Financial Statements.

                                (d)     Deferred Taxes of the Gulf Coast Companies have been provided for in accordance with GAAP.

                                (e)     Gulf Coast is in compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with applicable information reporting and Tax Withholding Requirements under federal, state and local Tax Laws in all Material respects, and such records identify the accounts subject to backup withholding under § 3406 of the Internal Revenue Code.

                                (f)     None of the Gulf Coast Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                 5.9          Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the “Allowance”) shown on the consolidated balance sheets of Gulf Coast included in the most recent Gulf Coast Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Gulf Coast included in the Gulf Coast Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to reasonably anticipated risk inherent in the loan and lease portfolios (including accrued interest receivables) of the Gulf Coast Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Gulf Coast Companies as of the dates thereof.

                 5.10          Assets. Except as Previously Disclosed or as disclosed or reserved against in the Gulf Coast Financial Statements, the Gulf Coast Companies have good and indefeasible title, free and clear of all Liens, to all of their respective Assets that are Material to the business of the Gulf Coast Companies. All tangible properties used in the businesses of the Gulf Coast Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Gulf Coast’s past practices. All Assets which are Material to Gulf Coast’s business on a consolidated basis, held under leases or subleases by any of the Gulf Coast Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by Creditor’s Laws and Equitable Discretion), and each such Contract is in full force and effect.

The policies of fire, theft, liability, and other insurance maintained with respect to the Assets or businesses of the Gulf Coast Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the Gulf Coast Companies is a named insured are reasonably sufficient. The Assets of the Gulf Coast Companies include all assets required to operate the business of the Gulf Coast Companies as presently conducted.

                 5.11         Environmental Matters.

                                (a)     Each Gulf Coast Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except where instances of noncompliance, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Gulf Coast.

                                (b)     There is no Litigation pending or, to Gulf Coast’s Knowledge, threatened before any court, governmental agency or authority or other forum in which any Gulf Coast Company or any of its Participation Facilities has been or, to its Knowledge with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any Gulf Coast Company or any of its Participation Facilities.

                                (c)     There is no Litigation pending or, to Gulf Coast’s Knowledge, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or Gulf Coast in respect of such Loan Property) has been or may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property.

                                (d)     To the Knowledge of Gulf Coast, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c).

                                (e)     During the period of (i) any Gulf Coast Company’s ownership or operation of any of their respective current properties, (ii) any Gulf Coast Company’s participation in the management of any Participation Facility, or (iii) any Gulf Coast Company’s holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties. Prior to the period of (i) any Gulf Coast Company’s ownership or operation of any of their respective current properties, (ii) any Gulf Coast Company’s participation in the management of any Participation Facility, or (iii) any Gulf Coast Company’s holding of a security interest in a Loan Property, to the Knowledge of Gulf Coast, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property.

5.12 Compliance with Laws. Gulf Coast is duly registered as a bank holding company under the BHC Act. Each Gulf Coast Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. Except as Previously Disclosed, none of the Gulf Coast Companies:

(a) Is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business which would be likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf Coast; and

(b) Has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Gulf Coast Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces (ii) threatening to revoke any Permits or (iii) requiring any Gulf Coast Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts Materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

5.13 Labor Relations. No Gulf Coast Company is the subject of any Litigation asserting that it or any other Gulf Coast Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Gulf Coast Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any Gulf Coast Company, pending or threatened, or to its Knowledge, is there any activity involving any Gulf Coast Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

5.14 Employee Benefit Plans.

(a) Gulf Coast has delivered or made available to South Alabama prior to the execution of this Agreement copies of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Gulf Coast Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “Gulf Coast Benefit Plans”).

Any of the Gulf Coast Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Gulf Coast ERISA Plan.” Each Gulf Coast ERISA Plan which is also a “defined benefit plan” (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a “Gulf Coast Pension Plan.” Neither Gulf Coast nor any Gulf Coast Company has an “obligation to contribute” (as defined in ERISA Section 4212) to a “multiemployer plan” (as defined in Sections 4001(a)(3) and 3(37)(A) of ERISA).

(b) Gulf Coast has delivered or made available to South Alabama prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for the Gulf Coast Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such Gulf Coast Benefit Plans or amendments, all determination letters, material rulings, material opinion letters, material information letters or material advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation, (iii) annual reports or returns, audited or unaudited financial statements, actuarial evaluations and reports, and summary annual reports prepared for any Gulf Coast Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any material modifications thereto.

(c) All Gulf Coast Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf Coast. Each Gulf Coast ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service or is within the remedial amendment period set forth in Section 401(b) of the Internal Revenue Code for receipt thereof, and Gulf Coast is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No Gulf Coast Company has engaged in a transaction with respect to any Gulf Coast Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Gulf Coast Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Gulf Coast.

(d) No Gulf Coast Pension Plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position of any Gulf Coast Pension Plan, (ii) no change in the actuarial assumptions with respect to any Gulf Coast Pension Plan, and (iii) no increase in benefits under any Gulf Coast Pension Plan as a result of plan amendments or changes in applicable Law. Neither any Gulf Coast Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Gulf Coast Company, or the single-employer plan of any entity which is considered one employer with Gulf Coast under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on Gulf Coast. No Gulf Coast Company has provided, or is required to provide, security to a Gulf Coast Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(e) Gulf Coast does not participate currently nor has it ever participated in a multiemployer plan under the Subtitle B of Title IV or ERISA (regardless of whether based on contributions of an ERISA Affiliate). No Material Liability under Subtitle C or D of Title IV or ERISA has been or is expected to be incurred by any Gulf Coast Company with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No Gulf Coast Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV or ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Gulf Coast Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

(f) Except as Previously Disclosed, (i) no Gulf Coast Company has any obligations for retiree health and life benefits under any of the Gulf Coast Benefit Plans except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985 and (ii) there are no restrictions on the rights of such Gulf Coast Company to amend or terminate any such Plan without incurring any Liability thereunder.

                            (g)     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of any Gulf Coast Company from any Gulf Coast Company under any Gulf Coast Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Gulf Coast Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

                 5.15     Material Contracts. Except as Previously Disclosed or otherwise reflected in the Gulf Coast Financial Statements, none of the Gulf Coast Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting or retirement Contract with any Person, (ii) any Contract relating to the borrowing of money by any Gulf Coast Company or the guarantee by any Gulf Coast Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts between or among Gulf Coast Companies; and (iv) any other Contract or amendment thereto that requires any Gulf Coast Company to make payments aggregating $10,000 or more in any 12-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “Gulf Coast Contracts”). None of the Gulf Coast Companies is in Default under any Gulf Coast Contract. All of the indebtedness of any Gulf Coast Company for money borrowed is prepayable at any time by such Gulf Coast Company without penalty or premium.

                 5.16     Legal Proceedings. Except as Previously Disclosed, there is no Litigation instituted or pending, or, to the Knowledge of Gulf Coast, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Gulf Coast Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf Coast, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Gulf Coast Company that are reasonably likely to have, individually or in the aggregate, a material Adverse Effect on Gulf Coast.

                 5.17     Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished for inclusion in the Proxy Statement by any Gulf Coast Company or any Affiliate thereof to South Alabama pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Gulf Coast Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by South Alabama with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading.

None of the information supplied or to be supplied by any Gulf Coast Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Gulf Coast’s shareholders in connection with the Shareholders’ Meeting, and any other documents to be filed by a Gulf Coast Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Gulf Coast, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that any Gulf Coast Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

                 5.18     Tax and Regulatory Matters. Gulf Coast has not, and to Gulf Coast’s Knowledge, no Gulf Coast Company or any Affiliate thereof has taken any action, and Gulf Coast has no Knowledge of any fact or circumstance, that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) Materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

                 5.19     Charter Provisions. Each Gulf Coast Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles or Certificate of Incorporation, Bylaws or other governing instruments of any Gulf Coast Company or restrict or impair the ability of the Surviving Corporation to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Gulf Coast Company that may be acquired or controlled by it.

                 5.20     State Takeover Laws. Each Gulf Coast Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable “moratorium,” “control share,” “fair price,” “business combination,” or other anti-takeover laws and regulations of the State of Florida (collectively, “Takeover Laws”) including Sections 607.0901 and 607.0902 of the FBCA.

                         5.21  Disclosure Memorandum.  On or before the date hereof, Gulf Coast has delivered to South Alabama the Gulf Coast Disclosure Memorandum setting forth, among other things, exceptions to any and all of its representations and warranties in Article Five. While Gulf Coast has used its reasonable best efforts to identify in the Disclosure Memorandum the particular representation or warranty to which each such disclosure or exception relates, each such disclosure or exception shall be deemed disclosed for purposes of all representations and warranties in Article Five and the Disclosure Memorandum. The mere inclusion of an exception in the Disclosure Memorandum shall not be deemed an admission by Gulf Coast that such exception represents a matter that is Material for purposes of this Agreement.

ARTICLE SIX
 REPRESENTATIONS AND WARRANTIES OF SOUTH ALABAMA

                        South Alabama hereby represents and warrants to Gulf Coast as follows:

                         6.1    Organization, Standing, and Power.   South Alabama is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Alabama, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Material Assets. South Alabama is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed and in which the failure to be so qualified or licensed would be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect on South Alabama.

                         6.2    Authority; No Breach By Agreement.

            (a)     South Alabama has the corporate power and authority necessary to execute, deliver and, subject to Article Nine hereof, perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of South Alabama. This Agreement represents a legal, valid, and binding obligation of South Alabama, enforceable against South Alabama in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Laws and Equitable Discretion).

              (b)    Neither the execution and delivery of this Agreement by South Alabama, nor the consummation by South Alabama of the transactions contemplated hereby, nor compliance by South Alabama with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of its Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any South Alabama Company under, any Contract or Permit of any South Alabama Company, where any failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any South Alabama Company or any of their respective Assets.

              (c)    Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by South Alabama of the Merger and the other transactions contemplated in this Agreement.

                         6.3   Reports.   Since January 1, 1997, or the date of organization if later, each South Alabama Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws. As of its respective date, or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing, each such report and document did not, in all Material respects, contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                         6.4  Capital Stock.

              (a)   The authorized capital stock of South Alabama consists of (A) 20,000,000 shares of Common Stock, $.01 par value per share, of which as of November 30, 2001, 8,528,761 shares (not counting additional shares subject to issue pursuant to stock option and other plans) were validly issued and outstanding, fully paid and nonassessable, and (B) 500,000 shares of Preferred stock, no par value per share, none of which are issued and outstanding. Shares of South Alabama Common Stock are not subject to preemptive rights. The shares of South Alabama Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable.

              (b)  The authorized capital stock of each Subsidiary of South Alabama is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by South Alabama.

                         6.5  Financial Statements.   South Alabama has delivered or made available to Gulf Coast copies of the following financial statements of South Alabama:

              (a)   Consolidated balance sheets as of December 31, 1998, December 31, 1999, and December 31, 2000, and September 30, 2001;

              (b)   Consolidated statements of operations for each of the three years ended December 31, 1998, 1999, 2000, and September 30, 2001;

              (c)   Consolidated statements of cash flows for each of the three years ended December 31, 1998, 1999, and 2000, and for the nine months ended September 30, 2001;

              (d)   Consolidated statements of changes in shareholders’ equity for the three years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001.

All such financial statements are in all Material respects in accordance with the books and records of South Alabama and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of South Alabama and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), South Alabama did not have, as of the dates of such balance sheets, any Material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders’ equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of South Alabama and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of South Alabama for the nine months ended September 30, 2001, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

                         6.6   Absence of Undisclosed Liabilities.   No South Alabama Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama, except Liabilities which are accrued or reserved against in the consolidated balance sheets of South Alabama as of September 30, 2001, included in the South Alabama Financial Statements or reflected in the notes thereto. No South Alabama Company has incurred or paid any Liability since September 30, 2001, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama.

                        6.7   Absence of Material Adverse Change.   Since the date of the most recent balance sheet provided under Section 6.5 above, (i) there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama, (ii) no South Alabama Company has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of South Alabama provided in Article Seven of this Agreement, and (iii) the South Alabama Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

                         6.8   Subsidiaries.   Each Subsidiary of South Alabama has been duly incorporated and is validly existing as a corporation or association in good standing under the Laws of the jurisdiction of its incorporation, and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon South Alabama and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of South Alabama has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of South Alabama are permitted to subsidiaries of registered bank holding companies.

                         6.9   Legal Proceedings.   Except as disclosed in South Alabama’s filings with the SEC, there is no litigation instituted or pending, or to South Alabama’s Knowledge, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any South Alabama Company, or against any Material Asset, interest, or right of any South Alabama Company, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama, nor are there any orders of any Regulatory Authorities, other governmental agencies, or arbitrators outstanding against any South Alabama Company that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama.

                         6.10   Statements True and Correct.   No statement of any South Alabama Company or certificate of any South Alabama Company to Gulf Coast pursuant to this Agreement contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any South Alabama Company for inclusion in the Registration Statement to be filed by South Alabama with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be mailed to Gulf Coast’s shareholders in connection with the Shareholders’ Meeting, and any other documents to be filed by South Alabama with the SEC, or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective time such documents are filed and with respect to the Proxy Statement, when first mailed to the Shareholders of Gulf Coast, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that South Alabama is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

                         6.11   Environmental Matters.

                                  (a)  South Alabama, its Participation Facilities, and, to its Knowledge, its Loan Properties, are, and have at all times been, in Material compliance with all Environmental Laws, except where instances of noncompliance, individually or in the aggregate, would not be reasonably likely to result in a Material Adverse Effect on South Alabama.

                                  (b) There is, to South Alabama’s Knowledge, no Litigation pending or threatened before any court, governmental agency or authority or other forum in which South Alabama or any of its Participation Facilities have been or, to its Knowledge, with respect to threatened Litigation, may be named as a defendant (i) for alleged non–compliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving a site owned, leased or operated by South Alabama or any of its Participation Facilities.

                                   (c)    There is, to South Alabama’s Knowledge, no Litigation pending or threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or South Alabama in respect to such Loan Property) have been or may be named as a defendant or potentially responsible party (i) for alleged non–compliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving a Loan Property.

                                   (d)   To South Alabama’s Knowledge, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c).

                                   (e)   During the period of (i) South Alabama’s ownership or operation of any of its current properties, (ii) South Alabama’s participation in the management of any Participation Facility, or (iii) South Alabama’s holding of a security interest in a Loan Property, there have been, to South Alabama’s Knowledge with respect to (ii) and (iii), no releases of Hazardous Material in, on, under or affecting such properties. Prior to the period of (i) South Alabama’s ownership or operation of any of its current properties, (ii) South Alabama’s participation in the management of any Participation Facility, or (iii) South Alabama’s holding of a security interest in a Loan Property, there were, to South Alabama’s Knowledge, no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan Property. It is acknowledged by the Parties that South Alabama has made no additional inquiry in regard to the matters reflected in this Section 6.11 as to its Loan Properties for the purpose of making the representations and warranties contained herein.

                         6.12   Tax and Regulatory Matters.   South Alabama has not taken any action, and South Alabama has no Knowledge of any fact or circumstance, that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) Materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

                         6.13   Form S–4.   The conditions for use of a registration statement on SEC Form S–4 set forth in the General Instructions on Form S–4 have been or will be satisfied with respect to South Alabama and the Registration Statement.

ARTICLE SEVEN
 CONDUCT OF BUSINESS PENDING CONSUMMATION

                         7.1   Covenants of Both Parties.   Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (a) preserve intact its business organizations, goodwill, relationships with depositors, customers and employees, and Assets and maintain its rights and franchises, and (b) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any South Alabama Company from discontinuing or disposing of any of its Assets or business, or from acquiring or agreeing to acquire any other Person or any Assets thereof, if such action is, in the judgment of South Alabama, desirable in the conduct of the business of South Alabama and its Subsidiaries.

                         7.2   Negative Covenants of Gulf Coast.   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Gulf Coast covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of South Alabama, which consent shall not be unreasonably withheld:

                      (a)   amend the Articles of Incorporation, Bylaws or other governing instruments of any Gulf Coast Company; or

                      (b)   incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Gulf Coast Company to another Gulf Coast Company) except in the ordinary course of the business of Gulf Coast Subsidiaries consistent with past practices (which shall include, for Gulf Coast Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or the Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock held by any Gulf Coast Company of any Lien or permit any such Lien to exist; or

                      (c)   repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Gulf Coast Company, or declare or pay any dividend or make any other distribution in respect of Gulf Coast’s capital stock, except that if the Effective Time occurs after the South Alabama record date for South Alabama’s first quarter 2002 dividend, which record date shall not be earlier than February 28, 2002, Gulf Coast may, without prior written consent, pay a dividend that is equivalent to one-third of the amount of the South Alabama dividend that each Gulf Coast shareholder would have received by virtue of the conversion of his or her Gulf Coast Common Stock had the Merger been consummated prior to or on such record date. For purposes of determining the amount of such dividend Gulf Coast shall use the Exchange Ratio as of the Effective Time in calculating the number of shares of South Alabama Common Stock that would have been received by the Shareholders. Notwithstanding the foregoing, any Subsidiary of Gulf Coast may pay dividends to Gulf Coast in such amounts as necessary to pay expenses or other costs incurred by Gulf Coast in the ordinary course of business or as a result of the transactions contemplated by this Agreement; or

                        (d) except for this Agreement, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Gulf Coast Common Stock or any other capital stock of any Gulf Coast Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                        (e) adjust, split, combine or reclassify any capital stock of any Gulf Coast Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Gulf Coast Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Gulf Coast Company) or any Asset other than in the ordinary course of business for full and adequate consideration; or

                        (f) acquire any direct or indirect equity interest in any Person, other than in connection with (i) foreclosures in the ordinary course of business, and (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

                        (g) grant any increase in compensation or benefits to the employees or officers of any Gulf Coast Company, except in accordance with past practice Previously Disclosed or as required by Law; pay any bonus except in accordance with past practice Previously Disclosed or the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement; enter into or amend any severance agreements with officers of any Gulf

Coast Company; grant any Material increase in fees or other increases in compensation or other benefits to directors of any Gulf Coast Company except in accordance with past practice Previously Disclosed; or

                        (h)   enter into or amend any employment Contract between any Gulf Coast Company and any Person (unless such amendment is required by Law) that the Gulf Coast Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

                        (i)    adopt any new employee benefit plan of any Gulf Coast Company or make any Material change in or to any existing employee benefit plans of any Gulf Coast Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

                        (j)    make any change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP;

                        (k)   commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Gulf Coast Company for Material money damages or restrictions upon the operations of any Gulf Coast Company, or modify, amend or terminate any Material Contract or waive, release, compromise or assign any Material rights or claims;

                        (l)    operate its business otherwise than in the ordinary course of business; or

                        (m)  fail to file timely any report required to be filed by it with any Regulatory Authority.

                         7.3      Covenants of South Alabama.   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, South Alabama covenants and agrees that it shall and shall cause each of its Subsidiaries to continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the South Alabama Common Stock and the business prospects of the South Alabama Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the South Alabama Companies’ core businesses and goodwill with their respective employees and the communities they serve, and will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of Gulf Coast, which consent shall not be unreasonably withheld:

                        (a)  fail to file timely any report required to be filed by it with Regulatory Authorities, including the SEC;

                        (b)  take any action which would cause the South Alabama Common Stock to cease to be traded on the Nasdaq;

                        (c)  take no action which would Materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby;

                        (d)  take no action which would Materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; or

                        (e)  amend the Articles of Incorporation or Bylaws of South Alabama, in each case, in any manner which is adverse to, and discriminates against, the holders of Gulf Coast Common Stock.

                         7.4     Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                         7.5     Reports. Each Party and its Subsidiaries shall deliver to the other Party copies of all reports with Regulatory Authorities promptly after the same are filed; provided, however, that if such reports are available to the other Party on the World Wide Web, then only notice of such filing, and not delivery of the report, shall be required.

ARTICLE EIGHT ADDITIONAL AGREEMENTS

8.1 Registration Statement; Proxy Statement; Shareholder Approval; Indemnification. As soon as practicable after execution of this Agreement, South Alabama shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or Securities Laws in connection with the issuance of the shares of South Alabama Common Stock upon consummation of the Merger. Gulf Coast shall furnish all information concerning it and the holders of its capital stock as South Alabama may reasonably request in connection with such action.

Gulf Coast shall call the Shareholders’ Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon adoption of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders’ Meeting, (i) Gulf Coast and South Alabama shall prepare and file a Proxy Statement with the SEC and mail it to Gulf Coast’s shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Gulf Coast shall recommend (subject to compliance with its fiduciary duties as advised by counsel) to its shareholders the approval of this Agreement, and (iv) the Board of Directors and officers of Gulf Coast shall use their reasonable efforts to obtain such shareholders’ approval (subject to compliance with their fiduciary duties as advised by counsel).

                 8.2     Exchange Listing. South Alabama shall use its reasonable efforts to ensure that the South Alabama Common Stock to be issued in connection with the Merger is quoted on the Nasdaq Small Cap Stock Market.

                8.3     Applications. South Alabama shall promptly prepare and file, and Gulf Coast shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

                 8.4     Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, South Alabama shall execute and file the Alabama Articles of Merger with the Secretary of State of the State of Alabama and the Florida Articles of Merger with the Secretary of State of the State of Florida in connection with the Closing.

                 8.5     Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article Nine of this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

                 8.6     Investigation and Confidentiality.

                           (a)     Prior to the Effective Time, Gulf Coast will keep South Alabama advised of all Material developments relevant to its business and to consummation of the Merger and shall permit South Alabama to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of its financial and legal conditions as South Alabama reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No such investigation shall affect the representations and warranties of Gulf Coast.

                           (b)     Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

                           (c)     Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation or otherwise and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

                 8.7     Press Releases. Prior to the Effective Time, Gulf Coast and South Alabama shall consult with each other as to the form and substance of any press release or other public disclosure Materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law, and provided, further, that prior to making such disclosure such Party making the disclosure shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

                 8.8     Certain Actions.

                           (a)     Except with respect to this Agreement and the transactions contemplated hereby, no Gulf Coast Company or any Affiliate thereof or any investment banker, attorney, accountant or other representative retained by any Gulf Coast Company (collectively, “Gulf Coast Representatives”) shall directly or indirectly initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to, or the making of, any Acquisition Proposal by any Person.

No Gulf Coast Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Gulf Coast or its directors may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its or their fiduciary or legal obligations. Gulf Coast shall promptly notify South Alabama orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Gulf Coast shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all Gulf Coast Representatives not to engage in any of the foregoing.

                           (b)     South Alabama shall promptly notify Gulf Coast orally and in writing in the event that it receives any inquiry or proposal relating to an Acquisition Proposal with respect to the acquisition of South Alabama; provided, that if requested by South Alabama Gulf Coast shall keep the information provided pursuant to this Section 8.8(b) confidential until such Acquisition Proposal is made public by South Alabama or another party thereto.

                 8.9      Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

                 8.10    State Takeover Laws. Each Gulf Coast Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any purportedly applicable Takeover Laws.

                 8.11    Charter Provisions.

                           (a)     Each Gulf Coast Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any Gulf Coast Company or restrict or impair the ability of South Alabama to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Gulf Coast Company that may be acquired or controlled by it.

                           (b)     Each South Alabama Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any South Alabama Company or restrict or impair the ability of any Gulf Coast shareholder to vote, or otherwise exercise the rights of a shareholder with respect to, shares of South Alabama Common Stock that may be acquired or controlled by it.

                 8.12     Agreement of Affiliates. Gulf Coast has Previously Disclosed to South Alabama each Person whom it reasonably believes may be deemed an “affiliate” for purposes of Rule 145 under the 1933 Act. Gulf Coast shall use its reasonable best efforts to cause each such Person to deliver to South Alabama not later than thirty (30) days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Gulf Coast Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of South Alabama Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Shares of South Alabama Common Stock issued to such affiliates of Gulf Coast in exchange for shares of Gulf Coast Common Stock (and shares of South Alabama Common Stock held by persons who are “affiliates” of South Alabama) shall not be transferable regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and South Alabama shall be entitled to place restrictive legends upon certificates for shares of South Alabama Common Stock issued to affiliates of Gulf Coast pursuant to this Agreement to enforce the provisions of this Section 8.12) except as provided herein. South Alabama shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of South Alabama Common Stock by such affiliates.

                 8.13     Compensation and Employee Benefits.

                             (a)    Following the Effective Time, South Alabama shall provide generally to officers and employees of the Gulf Coast Companies, who at or after the Effective Time become employees of a South Alabama Company (“Continuing Employees”), employee benefits under the employee benefit plans and programs maintained for employees of the South Alabama Companies (“South Alabama Benefit Plans”) (other than stock option or other plans involving the potential issuance of South Alabama Common Stock, which shall be solely at South Alabama’s discretion), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the South Alabama Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such South Alabama Benefit Plans, each Continuing Employee will be entitled to credit for prior service with any Gulf Coast Company. South Alabama shall cause the South Alabama welfare benefit plans to cover the Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for pre-existing conditions or insurability, and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Continuing Employees under Gulf Coast’s welfare benefit plans to be credited to such Continuing Employees under South Alabama’s welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the Continuing Employees under South Alabama welfare benefit plans.

The continued coverage of the Continuing Employees under the employee benefit plans maintained by Gulf Coast and/or any Gulf Coast Subsidiary immediately prior to the Effective Time during a transition period shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of South Alabama and its Subsidiaries, provided that after the Effective Time there is no Material reduction (determined on an overall basis) in the benefits provided under the Gulf Coast Employee Benefit Plans. South Alabama shall honor and also shall cause Gulf Coast and its Subsidiaries to honor all employment, severance, consulting and other compensation Contracts Previously Disclosed by Gulf Coast between any Gulf Coast Company and any current or former director, officer or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Gulf Coast Benefit Plans. Jerald D. Gaskin, William Sumner and Carolyn Husband, who are all officers of Gulf Coast, shall, at or immediately subsequent to the Effective Time be offered employment agreements which provide for their employment for a period of one (1) year following the Effective Time, subject to termination for cause (as defined therein) at not less than the salary that they are currently receiving, together with the benefits described above.

                             (b)     Effective immediately prior to the Effective Time, Gulf Coast will amend the Wewahitchka State Bank Employee Stock Ownership (“ESOP”) to: (i) eliminate the S-corporation provisions thereunder to reflect the fact that the ESOP will at the Effective Time be sponsored by a C-corporation; (ii) freeze the ESOP effective as of the Effective Time so that no additional participants will be eligible to participate in the ESOP and no additional contributions can be made thereunder; (iii) allow the ESOP’s participants to move their investments from employer securities held under the ESOP into mutual funds (that mirror the mutual funds offered under the South Alabama Bancorporation Employee Savings and Profit Sharing Plan, and (iv) add a profit sharing plan component to the ESOP so that all assets held in employer securities will then be held in the ESOP portion of the ESOP and all assets not held in employer securities will be held in the profit sharing plan component, provided, that the amendments under items (iii) and (iv) above will not become effective until all of outstanding indebtedness of the ESOP is paid in full.

                 8.14     Indemnification.

                             (a)     From and after the Effective Time, South Alabama shall indemnify and advance costs and expenses (including reasonable attorneys fees, disbursements and expenses) and hold harmless each present and former director and/or officer of Gulf Coast determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, settlements or liabilities (collectively, “Costs”) incurred in connection connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each a “Claim”), arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Gulf Coast would have been permitted to indemnify such person under Florida Law, Gulf Coast’s Articles of Incorporation or Bylaws in effect on the date hereof.

                             (b)     Any Indemnified Party wishing to claim indemnification under this Section 8.14 shall notify South Alabama within forty-five (45) days after the Indemnified Party’s receipt of a notice of any Claim, but the failure to so notify shall not relieve South Alabama of any Liability it may have to such Indemnified Party, unless such failure Materially prejudices South Alabama. In the event of any claim (whether arising before or after the Effective Time), (i) South Alabama shall have the right to assume the defense thereof, and South Alabama shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if South Alabama elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between South Alabama and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and South Alabama shall pay the reasonable fees and expense of such counsel for the Indemnified Parties promptly after statements therefor are received; provided, however, that South Alabama shall be obligated pursuant to this paragraph (ii) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties will present such counsel with a conflict of interest, (iii) the Indemnified Parties will cooperate in the defense of any such matter, and (iv) South Alabama shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld. If such indemnity with respect to any Indemnified Party is unenforceable against South Alabama, then South Alabama and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

                             (c)     South Alabama shall purchase or cause to be purchased such “tail” or extended reporting period insurance coverage as it deems advisable to insure the obligations for which it is providing indemnification hereunder, which coverage shall be in an amount and for a term deemed appropriate by South Alabama.

                             (d)     If South Alabama or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of South Alabama and its Subsidiaries shall assume the obligations set forth in this section.

                             (e)     The provisions of this Section 8.14 are intended to be for the benefit of, and shall be enforceable by each Indemnified Party, and each Indemnified Party’s heirs and representatives.

ARTICLE NINE
 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

                 9.1        Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.5 of this Agreement:

                             (a)     Shareholder Approval. The shareholders of Gulf Coast shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments.

                             (b)     Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including, without limitation, requirements relating to the raising of additional capital or the disposition of assets) which in the reasonable judgment of the Board of Directors of either Party would so Materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

                             (c)     Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so Materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

                             (d)     Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

                             (e)     Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of South Alabama Common Stock issuable pursuant to the Merger shall have been received.

                             (f)     Tax Matters. Gulf Coast and South Alabama shall have received a written opinion of counsel from Hand Arendall, L.L.C., in form reasonably satisfactory to them (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Gulf Coast Common Stock for South Alabama Common Stock will not give rise to gain or loss to the shareholders of Gulf Coast with respect to such exchange (except to the extent of any cash received), and (iii) neither Gulf Coast nor South Alabama will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In rendering such Tax Opinion, Hand Arendall, L.L.C. shall be entitled to rely upon representations of officers of Gulf Coast and South Alabama reasonably satisfactory in form and substance to such counsel.

                 9.2      Conditions to Obligations of South Alabama. The obligations of South Alabama to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by South Alabama pursuant to Section 11.5(a) of this Agreement:

                             (a)     Representations and Warranties. The representations and warranties of Gulf Coast set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

                             (b)     Performance of Agreements and Covenants. Each and all of the agreements and covenants of Gulf Coast to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all respects.

                             (c)     Certificates and Other Matters. Gulf Coast shall have delivered to South Alabama (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Gulf Coast’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as South Alabama and its counsel shall request. There shall have been furnished to such counsel for South Alabama certified copies of such corporate records of Gulf Coast and copies of such other documents as such counsel may reasonably have requested for such purpose. All documents required to be executed and delivered by Gulf Coast as provided in this Agreement shall have been so executed and delivered.

                             (d)     Opinion of Counsel. Gulf Coast shall have delivered to South Alabama an opinion of Jenkens & Gilchrist, P.C., counsel to Gulf Coast, dated as of the Closing, in substantially the form of Exhibit 3 hereto.

                             (e)     Affiliate Agreements. South Alabama shall have received agreements in the form of Exhibit 2 from all of Gulf Coast’s affiliates listed in the Gulf Coast Disclosure Memorandum.

                 9.3        Conditions to Obligations of Gulf Coast. The obligations of Gulf Coast to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Gulf Coast pursuant to Section 11.5(b) of this Agreement:

                             (a)     Representations and Warranties. The representations and warranties of South Alabama set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

                             (b)     Performance of Agreements and Covenants. Each and all of the agreements and covenants of South Alabama to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all respects.

                             (c)     Certificates and Other Matters. South Alabama shall have delivered to Gulf Coast (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by South Alabama’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Gulf Coast and its counsel shall request.

There shall have been furnished to such counsel for South Alabama certified copies of such corporate records of Gulf Coast and copies of such other documents as such counsel may reasonably have requested for such purpose. All documents required to be executed and delivered by Gulf Coast as provided in this Agreement shall have been so executed and delivered.

                             (d)     Opinion of Counsel. South Alabama shall have delivered to Gulf Coast an opinion of Hand Arendall, L.L.C., counsel to South Alabama, dated as of the Effective Time, in substantially the form of Exhibit 4 hereto.

                             (e)     Exchange Listing. The shares of South Alabama Common Stock issuable pursuant to the Merger shall have been approved, subject to official notice of issuance, for listing on the Nasdaq Small Cap Stock Market.

                             (f)     Fairness Opinion. Gulf Coast shall have received from Saltmarsh, Cleaveland & Gund prior to the mailing of the Proxy Statement a letter setting forth its opinion that the Exchange Ratio is fair to the shareholders of Gulf Coast from a financial point of view, and such opinion shall not have been withdrawn as of the Effective Time.

ARTICLE TEN
 TERMINATION

                 10.1     Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Gulf Coast, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                             (a)     By mutual consent of the Board of Directors of South Alabama and the Board of Directors of Gulf Coast; or

                             (b)     By the Board of Directors of either Party in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

                             (c)     By the Board of Directors of either Party in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

                             (d)     By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) if the shareholders of Gulf Coast fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the FBCA at the Shareholders’ Meeting where the transactions were presented to such shareholders for approval and voted upon; or

                             (e)     By the Board of Directors of either party in the event the Market Price is less than $6.00 per share or more than $15.00 (except as otherwise provided in Section 3.1(b)(v)) and the Parties are unable to agree on an alternate Exchange Ratio, provided that the Parties agree to negotiate in good faith in an attempt to agree on an alternative Exchange Ratio; or

                             (f)     By the Board of Directors of either Party in the event that the Merger shall not have been consummated by June 30, 2002, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(f); or

                             (g)     By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(f) of this Agreement; or

                             (h)     By the Board of Directors of Gulf Coast if the Market Price is between $6.00 and $6.99 or $14.01 and $15.00, inclusive, and the Parties are unable to agree on an alternate Exchange Ratio, provided that the Parties agree to negotiate in good faith in an attempt to agree on an alternative Exchange Ratio.

                 10.2     Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article Eleven and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b) or 10.1(c) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

                 10.3     Termination of Representations and Covenants. All representations and warranties provided in Articles 5 and 6 of this Agreement or in any closing certificate pursuant to Articles 8 and 9 shall terminate and be extinguished at and shall not survive the Effective Time. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Time shall survive such Effective Time and be binding upon such Party. Items disclosed in the Exhibits and items and matters Previously Disclosed are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

ARTICLE ELEVEN
MISCELLANEOUS

                 11.1     Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder. It is agreed and understood that work done by South Alabama and/or its attorneys and advisors to prepare and file the Registration Statement and print the Prospectus shall not be deemed to be done on behalf of Gulf Coast, and the costs and expenses therefor shall not be the responsibility of Gulf Coast.

                 11.2     Brokers and Finders. Except for fees incurred for the services of Saltmarsh, Cleaveland & Gund, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Gulf Coast or South Alabama, each of Gulf Coast and South Alabama, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

                 11.3     Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Except for Sections 8.13 and 8.14, nothing in this Agreement is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

                 11.4     Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, however, that after approval of this Agreement by the holders of Gulf Coast Common Stock, there shall be made no amendment that pursuant to the FBCA requires further approval by the Gulf Coast shareholders without the further approval of the Gulf Coast shareholders.

                 11.5      Waivers.

                             (a)     Prior to or at the Effective Time, South Alabama, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Gulf Coast, to waive or extend the time for the compliance or fulfillment by Gulf Coast of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of South Alabama under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by the chief executive officer of South Alabama.

                             (b)     Prior to or at the Effective Time, Gulf Coast, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by South Alabama, to waive or extend the time for the compliance or fulfillment by South Alabama of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Gulf Coast under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by the chief executive officer of Gulf Coast.

                             (c)     The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach or any other term of this Agreement.

                 11.6     Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

                 11.7     Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Gulf Coast:	Gulf Coast Community Bancshares, Inc. 125 North Highway 71 Wewahitchka, Florida 32465 Telephone Number: 850-639-2222 Facsimile Number: 850-639-3677

Attention: Jerald D. Gaskin, Chairman

Copy to Counsel:	Jenkens & Gilchrist, P.C. 2200 One American Center 600 Congress Avenue Austin, Texas 78701-3215 Telephone Number: 512-499-3800 Facsimile Number: 512-404-3520

Attention: Chet A. Fenimore

South Alabama:	South Alabama Bancorporation, Inc. P. O. Box 3067 (36652) 100 St. Joseph Street Mobile, Alabama 36602 Telephone Number: (251) 431-7800 Facsimile Number: (251) 431-7851

Attention: W. Bibb Lamar, Jr., President

Copy to Counsel:	Hand Arendall, L.L.C. P. O. Box 123 (36601) 3000 AmSouth Bank Building 107 St. Francis Street Mobile, Alabama 36602 Telephone Number: (251) 432-5511 Facsimile Number: (251) 694-6375

Attention: Brooks P. Milling

                 11.8       Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Alabama, without regard to any applicable conflicts of Laws, except to the extent that the Laws of the State of Florida relate to the consummation of the Merger.

                 11.9       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                 11.10     Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

                 11.11     Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the Parties.

                 11.12     Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                 11.13     Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                 11.14     Attorneys’ Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including reasonable fees, disbursements and expenses of attorneys and costs of investigation).

                IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its respectively authorized officers as of the day and year first above written.

ATTEST:		GULF COAST COMMUNITY BANCSHARES, INC.

/s/ Carolyn M. Husband	By:	/s/ Jerald D. Gaskin

Secretary		Jerald D. Gaskin, Chairman

[CORPORATE SEAL]

ATTEST:		SOUTH ALABAMA BANCORPORATION, INC.

/s/ F. Michael Johnson	By:	/s/ W. Bibb Lamar, Jr.

Secretary		W. Bibb Lamar, Jr., President

[CORPORATE SEAL]

LIST OF EXHIBITS

Exhibit Number	Description

1.	Form of Support Agreement (Preamble).

2.	Form of agreement of affiliates of Gulf Coast. (§ 8.10).

3.	Form of opinion of counsel for Gulf Coast. (§ 9.2(d)).

4.	Form of opinion of counsel for South Alabama. (§ 9.3(d)).

Exhibit 1

SUPPORT AGREEMENT

December ____, 2001

South Alabama Bancorporation, Inc.
100 St. Joseph Street
Mobile, Alabama 36602

Ladies and Gentlemen:

        The undersigned is a director of Gulf Coast Community Bancshares, Inc. (“Gulf Coast”) and is the beneficial holder of shares of common stock of Gulf Coast (“Gulf Coast Common Stock”).

        Gulf Coast and South Alabama Bancorporation, Inc. (“South Alabama”) are considering the execution of an Agreement and Plan of Merger (“Agreement”) contemplating that Gulf Coast will merge with and into South Alabama (the “Merger”), pursuant to which each of the issued and outstanding shares of Gulf Coast Common Stock shall automatically by operation of law be converted into the right to receive a number of shares of common stock of South Alabama as set forth in the Agreement. South Alabama shall survive the Merger. The execution of the Agreement is, among other things, subject in the case of South Alabama to the execution and delivery of this letter agreement (“letter agreement”). In consideration of the substantial expenses that South Alabama will incur in connection with the transactions contemplated by the Agreement and in order to induce South Alabama to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a shareholder of Gulf Coast and not in his capacity as a director of Gulf Coast (in which capacity as a director his fiduciary duties shall apply), as follows:

        1.     The undersigned, while this letter agreement is in effect, shall vote or cause to be voted all of the shares of Gulf Coast Common Stock that the undersigned shall be entitled to so vote, whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, at the meeting of Gulf Coast’s shareholders to be called and held following the date hereof, for the approval of the Agreement and the Merger.

        2.     The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, South Alabama shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

        3.     The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Gulf Coast and shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director of Gulf Coast.

        4.     This letter agreement shall automatically terminate upon termination of the Agreement in accordance with its terms.

        IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

Very truly yours,

Signature

Name (please print)

Accepted and agreed to as of
the date first above written:

SOUTH ALABAMA BANCORPORATION, INC.

By: ______________________________________

        Its ___________________________________

Exhibit 2

AFFILIATE AGREEMENT

South Alabama Bancorporation, Inc.
100 St. Joseph Street
Mobile, Alabama 36602

Attention:	W. Bibb Lamar, Jr. President

Ladies and Gentlemen:

        The undersigned is a shareholder of Gulf Coast Community Bancshares, Inc. (“Gulf Coast”), a Florida corporation located in Wewahitchka, Florida, and will become a shareholder of the South Alabama Bancorporation, Inc. (“South Alabama”) pursuant to the transactions described in the Agreement and Plan of Merger, dated as of December ___, 2001, (the “Agreement”), by and between South Alabama and Gulf Coast. Under the terms of the Agreement, Gulf Coast will be merged with and into South Alabama (the “Merger”), and the shares of the common stock of Gulf Coast (“Gulf Coast Common Stock”) will be converted into and exchanged for shares of the common stock of South Alabama (“South Alabama Common Stock”). This Affiliate Agreement represents an agreement between the undersigned and South Alabama regarding certain rights and obligations of the undersigned in connection with the shares of South Alabama to be received by the undersigned as a result of the Merger.

        In consideration of the Merger and the mutual covenants contained herein, the undersigned and South Alabama hereby agree as follows:

        1.    Affiliate Status. The undersigned understands and agrees that as to Gulf Coast he or she may be deemed an “affiliate” under Rule 145(c) as defined in Rule 405 of the Rules and Regulations of the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (“1933 Act”), and the undersigned anticipates that he or she may be deemed to be such an “affiliate” at the time of the Merger. Notwithstanding the foregoing, the execution of this Agreement should not be construed as an admission by the undersigned that the undersigned is an “affiliate” under rule 145(c), as defined in rule 405 promulgated under the 1933 Act or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of the Agreement.

2. Covenants and Warranties of Undersigned. The undersigned represents, warrants and agrees that:

(a) The South Alabama Common Stock received by the undersigned as a result of the Merger will be taken for his or her own account and not for others, directly or indirectly, in whole or in part.

(b) South Alabama has informed the undersigned that any distribution by the undersigned of South Alabama Common Stock has not been registered under the 1933 act and that shares of South Alabama Common Stock received pursuant to the Merger can only be sold by the undersigned (1) following registration under the 1933 Act, or (2) in conformity with the volume and other requirements of Rule 145(d) promulgated by the SEC as the same now exist or may hereafter be amended, or (3) to the extent some other exemption from registration under the 1933 Act might be available. The undersigned understands that South Alabama is under no obligation to file a registration statement with the SEC covering the disposition of the undersigned’s shares of South Alabama Common Stock.

(c) The undersigned is aware that South Alabama intends to treat the Merger as a tax-free reorganization under Section 368 of the Internal Revenue Code (“Code”) for federal income tax purposes. The undersigned agrees to treat the transaction in the same manner as South Alabama for federal income tax purposes. The undersigned acknowledges that the Income Tax Regulations require “continuity of interest” in order for the Merger to be treated as tax-free under Section 368 of the Code. The undersigned has no prearrangement, plan or intention to sell or otherwise dispose of an amount of his or her South Alabama Common Stock to be received in the Merger which would cause the foregoing requirement not to be satisfied.

3. Restrictions on Transfer. The undersigned understands and agrees that stop transfer instructions with respect to the shares of South Alabama Common Stock received by the undersigned pursuant to the Merger will be given to South Alabama’s Transfer Agent and that there will be placed on the certificates of such shares, or shares issued in substitution thereof, a legend stating in substance:

The shares represented by this certificate may not be sold, transferred or otherwise disposed of except or unless (1) covered by an effective registration statement under the Securities Act of 1933, as amended, (2) in accordance with (i) Rule 145(d) (in the case of shares issued to an individual who is not an affiliate of South Alabama Bancorporation, Inc.) or (ii) Rule 144 (in the case of shares issued to an individual who is an affiliate of South Alabama Bancorporation, Inc.) of the Rules and Regulations of such Act, or (3) in accordance with a legal opinion satisfactory to counsel for South Alabama Bancorporation, Inc. that such sale or transfer is otherwise exempt from the registration requirements of such Act.

Such legend will also be placed on any certificate representing South Alabama securities issued subsequent to the original issuance of the South Alabama Common Stock pursuant to the Merger as a result of any stock dividend, stock split, or other recapitalization as long as the South Alabama Common Stock issued to the undersigned pursuant to the Merger has not been transferred in such manner to justify the removal of the legend therefrom. If the provisions of Rules 144 and 145 are amended to eliminate restrictions applicable of the South Alabama Common Stock received by the undersigned pursuant to the Merger, or at the expiration of the restrictive period set forth in Rule 145(d), South Alabama, upon the request of the undersigned, will cause the certificates representing the shares of South Alabama Common Stock issued to the undersigned in connection with the Merger to be reissued free of any legend relating to the restrictions set forth in Rules 144 and 145(d) upon receipt by South Alabama of an opinion of its counsel to the effect that such legend may be removed.

        4. Understanding of Restrictions on Dispositions. The undersigned has carefully read the Agreement and this Affiliate Agreement and discussed their requirements and impact upon his or her ability to sell, transfer, or otherwise dispose of the shares of South Alabama Common Stock received by the undersigned, to the extent he or she believes necessary, with his or her counsel or counsel for Gulf Coast.

        5. Filing of Reports by South Alabama. South Alabama agrees, for a period of two (2) years after the effective date of the Merger, to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 145(d) promulgated by the SEC as the same are presently in effect will be available to the undersigned in the event the undersigned desires to transfer any shares of South Alabama Common Stock issued to the undersigned pursuant to the Merger.

        6. Transfer Under Rule 145(d). If the undersigned desires to sell or otherwise transfer the shares of South Alabama Common Stock received by him or her in connection with the Merger at any time during the restrictive period set forth in Rule 145(d), the undersigned will provide the necessary representation letter to the transfer agent for South Alabama Common Stock together with such additional information as the transfer agent may reasonably request. If South Alabama’s counsel concludes that such proposed sale or transfer complies with the requirements of Rule 145(d), South Alabama shall cause such counsel to provide such opinions as may be necessary to South Alabama’s Transfer Agent so that the undersigned may complete the proposed sale or transfer.

        7.Acknowledgments. The undersigned recognizes and agrees that the foregoing provisions also apply to (i) the undersigned’s spouse, (ii) any relative of the undersigned or of the undersigned’s spouse who has the same home as the undersigned, (iii) any trust or estate in which the undersigned, the undersigned’s spouse, and any such relative collectively own at least a 10% beneficial interest or of which any of the foregoing serves as trustee, executor, or in any similar capacity, and (iv) any corporation or other organization in which the undersigned, the undersigned’s spouse and any such relative collectively own at least 10% of any class of equity securities or of the equity interest. The undersigned further recognizes that, in the event that the undersigned is a director or officer of South Alabama or becomes a director or officer of South Alabama upon consummation of the Merger, among other things, any sale of South Alabama common Stock by the undersigned within a period of less than six months following the effective time of the Merger may subject the undersigned to liability pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended.

        8.        Miscellaneous. This Affiliate Agreement is the complete agreement between South Alabama and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of Alabama.

        This Affiliate Agreement is executed as of the _______ day of _______________, 200__.

Very truly yours,

_______________________________
Signature

_______________________________
Print Name
_______________________________
_______________________________
_______________________________
Address

AGREED TO AND ACCEPTED as of ____________________, 2002

SOUTH ALABAMA BANCORPORATION, INC.

By:	______________________________

Exhibit 3

[LETTERHEAD OF JENKENS & GILCHRIST, P.C.]

_______________, 2002

South Alabama Bancorporation, Inc.
100 St. Joseph Street
Mobile, Alabama 36602

        Re:        Merger of Gulf Coast Community Bancshares, Inc. with and into South
                        Alabama Bancorporation, Inc.

Gentlemen:

        We are counsel to Gulf Coast Community Bancshares, Inc. (“Gulf Coast”), a corporation organized and existing under the laws of the State of Florida, and have represented Gulf Coast in connection with the execution and delivery of the Agreement and Plan of Merger, dated as of December ____, 2001 (the “Agreement”), by and between South Alabama Bancorporation, Inc. (“South Alabama”) and Gulf Coast.

        This opinion is delivered pursuant to Section 9.2(d) of the Agreement. Capitalized terms used in this opinion shall have the meaning set forth in the Agreement.

        In rendering this opinion, we have examined the corporate books and records of Gulf Coast and made such other investigations as we have deemed necessary. We have relied upon certificates of public officials and officers of Gulf Coast as to certain questions of fact.

        Based upon and subject to the foregoing, we are of the opinion that:

        1.        Gulf Coast is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida with full corporate power and authority to carry on the business in which it is engaged and to own the properties owned by it.

        2.        The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of Gulf Coast or, to our knowledge, result in any conflict with, breach of, or default or acceleration under any mortgage, agreement, lease, indenture, or other instrument, order, judgment or decree to which Gulf Coast is a party or by which Gulf Coast is bound.

South Alabama Bancorporation, Inc.
_______________, 2002

                3.     In accordance with the Bylaws of Gulf Coast and pursuant to resolutions duly adopted by its Board of Directors and shareholders, the Agreement has been duly adopted and approved by the Board of Directors of Gulf Coast and by the shareholders of Gulf Coast at the Shareholders’ Meeting.

                4.     The Agreement has been duly and validly executed and delivered by Gulf Coast.

                5.     The authorized capital stock of Gulf Coast consists of __________ shares of Gulf Coast Common Stock, of which _____________ shares were issued and outstanding as of ________________, 2002. The shares of Gulf Coast Common Stock that are issued and outstanding were not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable. To our knowledge, there are no options, subscriptions, warrants, calls, rights or commitments obligating Gulf Coast to issue any equity securities or acquire any of its equity securities.

                This opinion is delivered solely for reliance by South Alabama.

Sincerely,

Exhibit 4

[LETTERHEAD OF HAND ARENDALL, L.L.C.]

_______________, 2002

Gulf Coast Community Bancshares, Inc.
125 North Highway 71
Wewahitchka, Florida 32465

Re:	Merger of Gulf Coast Community Bancshares, Inc. with and into South Alabama Bancorporation, Inc.

Gentlemen:

We are counsel to South Alabama Bancorporation, Inc. (“South Alabama”), a corporation organized and existing under the laws of the State of Alabama, and have represented South Alabama in connection with the execution and delivery of the Agreement and Plan of Merger, dated as of December ___, 2001, (the “Agreement”), by and between Gulf Coast Community Bancshares, Inc. (“Gulf Coast”) and South Alabama.

This opinion is delivered pursuant to Section 9.3(d) of the Agreement. Capitalized terms used in this opinion shall have the meaning set forth in the Agreement.

In rendering this opinion, we have examined the corporate books and records of South Alabama, and made such other investigations as we have deemed necessary. We have relied upon certificates of public officials and officers of South Alabama as to certain questions of fact.

Based upon and subject to the foregoing, we are of the opinion that:

1. South Alabama is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama with full corporate power and authority to carry on the business in which it is engaged and to own the properties owned by it.

2. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of South Alabama or, to our knowledge but without any independent investigation, result in any conflict with, breach of, or default or acceleration under any mortgage, agreement, lease, indenture, or other instrument, order, arbitration award, judgment or decree to which South Alabama is a party or by which South Alabama is bound.

Gulf Coast Community Bancshares, Inc.
_______________, 2002

3. In accordance with the Bylaws of South Alabama and pursuant to resolutions duly adopted by its Board of Directors and shareholders, the Agreement has been duly adopted and approved by the Board of Directors of South Alabama.

4. The Agreement has been duly and validly executed and delivered by South Alabama.

5. The authorized capital stock of South Alabama consists of 20,000,000 shares of South Alabama Common Stock, of which ____________ shares were issued and outstanding as of ____________, 2002, and 500,000 shares of preferred stock, no par value, none of which is issued and outstanding. The shares of South Alabama Common Stock that are issued and outstanding were not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable under the Alabama Business Corporation Act. The shares of South Alabama Common Stock to be issued to the shareholders of Gulf Coast as contemplated by the Agreement are duly authorized, have been registered under the Securities Act of 1933, as amended, and when properly issued and delivered following consummation of the Merger will be validly issued, fully paid and nonassessable.

This opinion is delivered solely for reliance by Gulf Coast.

Yours very truly,

HAND ARENDALL, L.L.C.

By:______________________________________

Appendix B

[Letterhead of T. Micheal Tucker, C.P.A.]

January 7, 2002

Board of Directors
Gulf Coast Community Bancshares, Inc.
125 North Main Street
Wewahitchka, Florida 32465

Gentlemen;

            You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $5.00 per share (the “Shares”), of Gulf Coast Community Bancshares, Inc. (“Gulf Coast”) of the consideration to be paid to them for the Shares pursuant to the terms of the Agreement and Plan of Merger dated as of December 7, 2001 (the “Agreement”), by and between South Alabama Bancorporation, Inc., Mobile, Alabama (“South Alabama”) and Gulf Coast.

            Pursuant to the Agreement, Gulf Coast shall be merged with and into South Alabama (“the Merger”). By virtue of the Merger, each of the Shares issued and outstanding at the effective time of the Merger (excluding shares to be canceled pursuant to the Agreement and excluding shares held by shareholders who perfect their dissenters’ rights of appraisal) shall be converted into and exchanged for the right to receive the number of shares (rounded to the nearest hundredth of a share) of South Alabama common stock having an aggregate Market Price (as defined in the Agreement) equal to $188.43, subject to adjustment in accordance with the Agreement.

            Gulf Coast did not retain this firm to negotiate the financial terms of the Merger; the terms and conditions of the Merger were negotiated directly between Gulf Coast and South Alabama. In the past, we have provided accounting services for Gulf Coast and have received fees for such services.

            In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) Gulf Coast’s audited consolidated financial statements for the year ended December 31, 2000 and its unaudited consolidated financial statements for the nine months ending September 30, 2001 and 2000; (iii) Gulf Coast’s unaudited consolidated interim financial statements as of December 19, 2001; (iv) Consolidated Reports of Condition and Income for the years ending December 31, 1997-2000 for Gulf Coast’s subsidiary bank; (v) South Alabama’s audited consolidated financial statements and management’s discussion and analysis of the financial condition and results of operations contained in its annual report to shareholders for the year ended December 31, 2000; (vi) South Alabama’s unaudited consolidated financial statements and management’s discussion and analysis of the financial condition and results of operations contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001;

(vii) the views of executive management of Gulf Coast regarding past and current business operations, results thereof, financial condition and future prospects; (viii) a comparison of Gulf Coast’s recent operating results with those of certain peer group banks in Florida and Florida banks which have recently been acquired or are in the process of being acquired; (ix) the financial terms of recent business combinations in the banking industry in Florida; (x) certain financial and stock market information, including recent pricing and trading volume, for South Alabama, with similar information for certain other comparable bank holding companies the securities of which are publicly traded; (xi) the terms of recent stock transactions in Gulf Coast’s common stock; (xii) the pro forma impact of the Merger on the financial condition of South Alabama; (xiii) the current market environment generally and that within the banking industry in particular; and (xiv) such other information, financial analyses and financial, economic and market criteria as we considered appropriate.

            In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the information provided to us by Gulf Coast for the purpose of this opinion, and we did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of Gulf Coast or South Alabama or any of their subsidiaries, or the collectibility of any such assets. In particular, we have not made an evaluation of the loan portfolios for the purpose of assessing the adequacy of the allowance for loan losses and have assumed that such allowances for both Gulf Coast and South Alabama are, in the aggregate, adequate to cover such losses. We have also assumed that there has been no material change in Gulf Coast’s or South Alabama’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted herein. In addition, where appropriate, we have relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

            Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the prices at which South Alabama’s common stock might trade in the future.

            We have further assumed that Gulf Coast will remain as a going concern for all periods relevant to our analyses and that the conditions precedent in the Agreement have not been waived.

            Our opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Gulf Coast common stock in the Merger. It is directed to the Board of Directors of Gulf Coast and does not constitute a recommendation to any shareholder of Gulf Coast as to how such shareholder should vote at the special meeting of shareholders to consider and vote upon the Merger.

Our opinion is not to be quoted, referred to or used for any other purposes without our prior written consent; provided, however, that we hereby consent to the inclusion of this opinion in its entirety as an exhibit to Gulf Coast’s proxy statement with respect to the Merger.

            Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of the Shares pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours, T. Michael Tucker Certified Public Accountant

Appendix C

Sections 607. 1301, 1302, and 1320 of the Florida Business
Corporation Act Relating to Dissenters’ Rights

Fla. Stat. § 607.1301 (2001) Dissenters’ rights; definitions.

The following definitions apply to ss. 607.1302 and 607.1320:

(1) “Corporation” means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Fair value,” with respect to a dissenter’s shares, means the value of the shares as of the close of business on the day prior to the shareholders’ authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(3) “Shareholders’ authorization date” means the date on which the shareholders’ vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

Fla. Stat. § 607.1302 (2001) Right of shareholders to dissent.

(1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If the shareholder is entitled to vote on the merger, or

2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

(b)     Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

(d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

(e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation; or

(f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

(2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

(3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder’s rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

(4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

(5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Fla. Stat. § 607.1320 (2001) Procedure for exercise of dissenters’ rights.

(1)	(a) If a proposed corporate action creating dissenters’ rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters’ rights and be accompanied by a copy of ss. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters’ rights shall:

1. Deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated, and

2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

(b) If proposed corporate action creating dissenters’ rights under s. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder’s written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

(2) Within 10 days after the shareholders’ authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

(3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder’s name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder’s election to dissent is filed with the corporation.

(4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

  (a)   Such demand is withdrawn as provided in this section;

  (b)   The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

  (c)   No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

  (d)  A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

(5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders’ authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders’ authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

  (a)   A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

  (b)   A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

(6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

(7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

(8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

(9)     The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

(10)   Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

        Item 20.   Indemnification of Directors and Officers.

        Consistent with Division E of Article 8 of the Alabama Business Corporation Act (the “ABCA”), Article 11 of South Alabama’s Articles of Incorporation (“Article 11”) provides that South Alabama will indemnify its directors and officers against reasonable expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit or proceeding based on such person’s status as a director or officer of the corporation, provided such person acted in good faith and in a manner reasonably believed to be in or, if not acting in such person’s official capacity, not opposed to the best interests of South Alabama. With respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in the case of an action by or in the right of the corporation against a director or officer where the director or officer has been adjudged to be liable to South Alabama, unless and only to the extent that the court in which such action or suit was brought or another court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

        Under Article 11, South Alabama may advance expenses in defending a civil or criminal claim, action, suit or proceeding to a director or officer seeking indemnification, provided such director or officer provides a written affirmation of a good faith belief that he has met the standard of conduct required under Article 11, and provided that such director or officer provides an undertaking as an unlimited general obligation by or on behalf of the director or officer to repay such amount if and to the extent that it shall be ultimately determined that he is not entitled to be indemnified by South Alabama. Furthermore, those responsible for making the determination of whether or not indemnification is proper must determine that the facts then known to them would not preclude indemnification under Article 11.

        Under Article 11, South Alabama may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of South Alabama, or is or was serving at the request of South Alabama as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by him in any such capacity or arising out of his status as such, whether or not South Alabama had the power to indemnify such person against such liability under the provisions of Article 11.

        Pursuant to a policy of liability insurance with St. Paul Mercury Insurance Company having a $4,000,000 directors’ and officers’ liability limit per year, the directors and officers of South Alabama are insured, subject to the limits, retentions, exceptions and other terms and conditions of the policy, against liability for any actual or alleged error, omission, act, misstatement, misleading statement or breach of duty actually or allegedly committed or attempted by a director or officer, or any matter claimed against a director or officer solely by reason of such person being a director or officer of South Alabama. The policy also has a $2,000,000 Trust Errors and Omissions limit per year, wherein directors and officers are indemnified for any actual or alleged error, omission, act or breach of duty while acting solely in the capacity of (among other things) personal representative of an estate, trustee, conservator, attorney in fact, escrow agent, registrar, tax withholding agent, trustee under bond indenture, fiduciary under an employee benefit plan or trust or a trustee exercising any fiduciary powers permitted by law.

        Item 21.   Exhibits and Financial Statement Schedules.

        (a)             Exhibits:

2.1	Agreement and Plan of Merger dated as of December 7, 2001, is found at Appendix A to the Proxy Statement and Prospectus included in Part I hereof.

3.1	Articles of Incorporation of SAB Newco, Inc., dated November 8, 1996, filed as Exhibit B to South Alabama’s Definitive Proxy Statement on Schedule 14A on November 15, 1996, are incorporated herein by reference.

3.2	Certificate of Ownership and Merger dated December 20, 1996, filed as Exhibit (3).2 to South Alabama’s Form 10-K for the year 1996 (no. 0-15423), is incorporated herein by reference.

3.3	Articles of Merger dated December 20, 1996, filed as Exhibit (3).1 to South Alabama’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (No. 0-15423), are incorporated herein by reference.

3.4	Articles of Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc., dated May 7, 1998, filed as Exhibit (3).1 to South Alabama’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998 (No. 0-15423), are incorporated herein by reference.

3.5	Articles of Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc., dated May 27, 1999 filed as Exhibit 3.5 to South Alabama’s Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

3.6	Bylaws of SAB Newco, Inc. filed as Exhibit (3).3 to South Alabama’s Form 10-K for the year 1996 (No. 0-15423), are incorporated herein by reference.

4.1	Specimen of Common Stock Certificate, filed as Exhibit 4.4 to South Alabama’s Annual Report Form on 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

4.2	Articles of Incorporation of SAB Newco, Inc., filed as Exhibit B to South Alabama’s Definitive Proxy Statement on Schedule 14A on November 15, 1996, are incorporated herein by reference.

4.3	Certificate of Ownership and Merger dated December 20, 1996, filed as Exhibit (4).2 to South Alabama’s Form 10-K for the year 1996 (no. 0-15423), is incorporated herein by reference.

4.4	Articles of Merger dated December 20, 1996, filed as Exhibit (3).1 to South Alabama’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (No. 0-15423), are incorporated herein by reference.

4.5	Articles of Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc., dated May 7, 1998, filed as Exhibit (3).1 to South Alabama’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998 (No. 0-15423), are incorporated herein by reference.

4.6	Articles of Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc., dated May 27, 1999, filed as Exhibit 3.5 to South Alabama’s Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

4.7	Bylaws of SAB Newco, Inc. filed as Exhibit (3).3 to South Alabama’s Form 10-K for the year 1996 (No. 0-15423), are incorporated herein by reference.

5.1	Opinion of Hand Arendall, L.L.C. re legality dated January 30, 2001, is filed as Exhibit 5.1.

8.1	Opinion of Hand Arendall, L.L.C. re tax matters dated January 30, 2001, is filed as Exhibit 8.1.

10.1	Lease, entered into March 11, 1986 between Dauphin 65 Partners, Ltd. and The Bank of Mobile, N.A, filed as Exhibit (10).3 to South Alabama’s annual report on Form 10-K for the year 1986 (No. 0-15423), is incorporated herein by reference.

10.2	Lease Renewal and Extension Agreement, dated March 18, 1992, between Dauphin 65 Partners, Ltd. and The Bank of Mobile, filed as Exhibit (10).2 to South Alabama’s annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

10.3	Lease, entered into June 21, 1994 between Staples-Pake Realty, Inc. and The Bank of Mobile, filed as Exhibit (10).3 to South Alabama’s annual report on Form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.

10.4	Sublicense Agreement dated July 18, 1990, between National Commerce Bancorporation and The Bank of Mobile, N.A, filed as Exhibit (10).5 to South Alabama’s annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

10.5	Stock Option Plan of Mobile National Corporation, filed as Exhibit (10).3 to South Alabama’s annual report on Form 10-K for the year 1985 (No. 0-15423), is incorporated herein by reference.

10.6	The Bank of Mobile Retirement Plan (Restated), dated September 12, 1990, filed as Exhibit (10).8 to South Alabama’s annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

10.7	Contracts pursuant to Supplemental Retirement Plan of The Bank of Mobile, N.A, effective January 1, 1988, filed as Exhibit (10).7 to South Alabama’s annual report on Form 10-K for the year 1990 (No. 0-15423), are incorporated herein by reference.

10.8	Restated Contracts pursuant to Supplemental Retirement Plan of The Bank of Mobile, dated April 1, 1992, filed as Exhibit (10).10 to South Alabama’s Form 10-K for the year 1992 (No. 0-15423), is incorporated herein by reference.

10.9	First National Bank Employees’ Profit Sharing Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).12 to South Alabama’s annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated by reference.

10.10	First National Bank Employees’ Pension Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).13 to South Alabama’s Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

10.11	Split Dollar Insurance Agreements of First National Bank, filed as Exhibit (10).15 to South Alabama’s annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

10.12	Deferred Compensation Agreements of First National Bank, filed as Exhibit (10).16 to South Alabama’s annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

10.13	South Alabama Bancorporation 1993 Incentive Compensation Plan dated October 19, 1993 as adopted by shareholders May 3, 1994 filed as Exhibit (10).18 to South Alabama’s form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.

10.14	Lease, entered into April 17, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).1 to South Alabama’s Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

10.15	Lease, entered into April 17, 1995 between Augustine Meaher, Jr. and Margaret L. Meaher, and The Bank of Mobile, filed as Exhibit (10).2 to South Alabama’s Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

10.16	Lease, entered into April 17, 1995 between Hermione McMahon Sellers (f/k/a Hermione McMahon Dempsey) a widow, William Michael Sellers, married, and Mary S. Burnett, married, and The Bank of Mobile, filed as Exhibit (10).3 to South Alabama’s Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

10.17	Lease, entered into May 1, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).4 to South Alabama’s Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

10.18	Change in Control Compensation Agreement, dated as of November 14, 1995, between The Bank of Mobile and W. Bibb Lamar, Jr., filed as Exhibit (10).24 to South Alabama’s annual report on Form 10-K for the year 1995 (No. 0-15423) is incorporated herein by reference.

10.19	Change in control Compensation Agreement, dated as of November 20, 1995, between First National Bank, Brewton and J. Stephen Nelson, filed as Exhibit (10).25 to South Alabama’s annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

10.20	Change in Control Compensation Agreements, between The Bank of Mobile or First National Bank, Brewton and certain officers filed as Exhibit (10).25 to South Alabama’s annual report on Form 10-K for the year 1995 (No. 0-15423) is incorporated herein by reference.

10.21	Monroe County Bank Profit Sharing Plan, Amended and Restated January 1, 1989, filed as Exhibit (10).23 to South Alabama’s annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

10.22	Monroe County Bank Pension Plan as Amended and Restated January 1, 1989, filed as Exhibit (10).24 to South Alabama’s annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

10.23	Amendment Number One to South Alabama Bancorporation 1993 Incentive Compensation Plan, dated May 9, 1997, filed as Exhibit (10).28 to South Alabama’s annual report on form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

10.24	Change in Control Compensation Agreement, dated as of March 31, 1997 between South Alabama and John B. Barnett, III, filed as Exhibit (10).29 to South Alabama’s annual report on form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

10.25	Change in Control Compensation Agreement, dated as of March 31, 1997, between South Alabama and Haniel F. Croft, filed as Exhibit (10).30 to South Alabama’s annual report on form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

10.26	Ground Lease Agreement, dated March 31, 1999, by and between Northside, Ltd. and South Alabama Bank, filed as Exhibit 10.29 to South Alabama’s Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

10.27	Amendment Number Two to South Alabama Bancorporation 1993 Incentive Compensation Plan, filed as Exhibit 10.30 to South Alabama’s Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

10.28	South Alabama Bancorporation Employee Savings and Profit Sharing Plan, filed as Exhibit 10.31 to South Alabama’s Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

10.29	South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan filed as Appendix B to South Alabama's Proxy Statement on Schedule 14A filed on April 30, 2001 (No. 0-15423), is incorporated herein by reference.

10.30	Agreement and Plan of Merger, dated as of January 17, 2001, by and between South Alabama and the Peoples BancTrust Company, Inc., filed as Exhibit 2.1 on Form 8K filed on January 17, 2001 (No. 0-15423), is incorporated herein by reference.

10.31	Termination Agreement, dated as March 27, 2001, by and between South Alabama and the Peoples BancTrust Company, Inc., filed as Exhibit 2.1 on Form 8K filed on March 27, 2001 (No. 0-15423), is incorporated herein by reference.

10.32	Agreement and Plan of Merger, dated as of December 7, 2001, by and between South Alabama and Gulf Coast Community Bancshares, Inc. is found at Appendix A to the Proxy Statement and Prospectus which is included in Part I hereof.

13.1	South Alabama’s Annual Report on Form 10-K for the year ended December 31, 2000 (No. 0-15423), is incorporated herein by reference.

13.2	South Alabama’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (No. 0-15423) is incorporated herein by reference.

13.3	South Alabama’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (No. 0-15423) is incorporated herein by reference.

13.4	South Alabama’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (No. 0-15423) is incorporated herein by reference.

21.1	Subsidiaries of South Alabama Bancorporation, Inc., filed as Exhibit (21).1 to South Alabama’s annual report on form 10-K for the year ended December 31, 2000 (No. 0-15423), is incorporated herein by reference.

23.1	Consent of Arthur Andersen LLP.

23.2	Consent of Hand Arendall, L.L.C. is included in its opinion re legality filed as Exhibit 5.1 hereto.

23.3	Consent of Hand Arendall, L.L.C. is included in its opinion re tax matters filed as Exhibit 8.1 hereto.

99.1	Form of Proxy to be used at Gulf Coast Community Bancshares, Inc. special meeting.

99.2	Form of Voting Instructions to ESOP Trustees.

(b) Financial Statement Schedules:

None.

Item 22. Undertakings.

(a)	The undersigned Registrant hereby furnishes the following undertakings required by Item 512 of Regulation S-K:

(1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned Registrant hereby undertakes as follows:

(i) That prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by other Items of the applicable forms.

(ii) That every prospectus (a) that is filed pursuant to paragraph (2)(i) immediately preceding, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(b)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, South Alabama has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mobile, State of Alabama, on the 29th day of Janaury, 2002.

SOUTH ALABAMA BANCORPORATION, INC.

By:	/s/ W. Bibb Lamar, Jr.

W. Bibb Lamar, Jr., President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the dates indicated below. By so signing, each of the undersigned, in his capacity as a director or officer, or both, as the case may be, of South Alabama, does hereby appoint F. Michael Johnson and Brooks P. Milling, and each of them severally, his true and lawful attorney to execute in his name, place and stead, in his capacity as a director or officer, or both, as the case may be, of South Alabama, any and all amendments to this Registration Statement and post-effective amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission. Each of said attorneys shall have full power and authority to do and perform in the name and on behalf of each of the undersigned, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises as fully, and for all intents and purposes, as each of the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of said attorneys and each of them.

Signatures	Title	Date

(1) Principal Executive Officer

/s/ W. Bibb Lamar, Jr.	President and Chief Executive Officer	1/29/02
W. Bibb Lamar, Jr.

(2) & (3) Principal Financial and Accounting Officer

/s/ F. Michael Johnson	Chief Financial Officer and Secretary	1/29/02
F. Michael Johnson

(4) Directors

/s/ John B. Barnett, III
John B. Barnett, III	Director	1/29/02

/s/ Stephen G. Crawford
Stephen G. Crawford	Director	1/29/02

/s/ Haniel F. Croft Haniel F. Croft	Director	1/29/02

____________________________ David C. De Laney	Director	______

/s/ Broox G. Garrett, Jr. Broox G. Garrett, Jr.	Director	1/29/02

____________________________ W. Dwight Harrigan	Director	______

/s/ James P. Hayes, Jr. James P. Hayes, Jr.	Director	1/29/02

____________________________ Clifton C. Inge	Director	______

/s/ W. Bibb Lamar, Jr. W. Bibb Lamar, Jr.	Director	1/29/02

/s/ Stratton F. Lewis, Jr. Stratton F. Lewis, Jr.	Director	1/29/02

____________________________ Richard S. Manley	Director	______

____________________________ Kenneth R. McCartha	Director	______

/s/ Thomas E. McMillan, Jr. Thomas E. McMillan, Jr.	Director	1/29/02

/s/ J. Richard Miller, III J. Richard Miller, III	Director	1/29/02

____________________________ Harris V. Morrissette	Director	_______

/s/ J. Stephen Nelson J. Stephen Nelson	Director	1/29/02

____________________________ Paul D. Owens, Jr.	Director	_______

/s/ Earl H. Weaver Earl H. Weaver	Director	1/29/02

EXHIBIT INDEX

SEC Assigned Exhibit Number	Description of Exhibit

5.1	Opinion of Hand Arendall, L.L.C. re legality dated January 30, 2002
8.1	Opinion of Hand Arendall, L.L.C. re tax matters dated January 30, 2002
23.1	Consent of Arthur Andersen LLP
99.1	Form of Proxy to be used at special meeting
99.2	Form of Voting Instructions to ESOP Trustees